Form 10-K405, Exhibit 13
period 1996-12-31
WESTWOOD HOMESTEAD FINANCIAL CORP
filed 1997-03-28
CIK 1010550

                    WESTWOOD HOMESTEAD FINANCIAL CORPORATION

                            [WESTWOOD HOMESTEAD LOGO]

                       1996 ANNUAL REPORT TO STOCKHOLDERS

                    WESTWOOD HOMESTEAD FINANCIAL CORPORATION
--------------------------------------------------------------------------------

Westwood Homestead Financial Corporation (the "Company") is an Indiana corporation formed in March 1996 at the direction of The Westwood Homestead Savings Bank ("Westwood Homestead" or the "Bank") for the purpose of becoming a holding company for the Bank as part of the Bank's Conversion from mutual to stock form. Effective September 27, 1996, the Company issued 2,843,375 shares of common stock for net proceeds of $27.7 million. The Company is headquartered in Cincinnati, Ohio. The Company's primary assets consist of the outstanding capital stock of the Bank, approximately 50% of the net proceeds of the Conversion, and a note receivable from the ESOP.

Westwood Homestead is an Ohio mutual savings bank headquartered in Cincinnati, Ohio, that traces its origin back to 1883. The Bank has occupied its main office since 1922. In 1993, the Bank converted from an Ohio mutual savings and loan association to an Ohio mutual savings bank, and in connection with such conversion adopted its current name. In June 1996, the Bank opened a branch office in the Mt. Adams section of Cincinnati. The Bank is a member of the Federal Home Loan Bank ("FHLB") System and its deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF"), administered by the Federal Deposit Insurance Corporation ("FDIC").

The Bank is principally engaged in the business of accepting deposits from the general public and originating mortgage loans that are secured by one- to four-family residential properties located in its market area. To a lesser extent, the Bank originates multi-family residential loans, commercial property loans, non-residential real estate loans, residential construction, consumer and business loans.

                               MARKET INFORMATION
--------------------------------------------------------------------------------

STOCK LISTING INFORMATION

The Company's common stock is traded on the NASDAQ National Market under the symbol "WEHO".

STOCK PRICE INFORMATION

The following sets forth the high and low bid prices for the first full quarter of trading. The price does not represent actual transactions and does not include retail markups, markdowns or commissions.

                           Quarter Ended             High              Low
                           -------------             ----              ---
                           December 31, 1996         12.25             10.25

As of December 31, 1996, there were approximately 495 shareholders of record, not including those shares held in either nominee or street name through various brokerage firms or banks.

                       PRESIDENT'S LETTER TO STOCKHOLDERS
--------------------------------------------------------------------------------

Our conversion to stock was an overwhelming success. The Initial Public Offering was completed on September 27, 1996. Westwood Homestead Financial Corporation is now the holding company for The Westwood Homestead Savings Bank. Over $28 million in capital was raised in the IPO. Combining the new dollars with the existing capital produced stockholders' equity in excess of $39 million as of December 31, 1996.

A YEAR OF GROWTH

Our lending department turned in a solid performance with an increase of $10.1 million in net loans outstanding for a 13.5% gain over the previous year. Loan sales to the Federal Home Loan Mortgage Corporation during 1996, our first full year as a seller-servicer, were $2.3 million. Our 100% Mortgage Loan Program continued to produce well. At year-end we had 35 loans with over $632,000 outstanding in fixed rate seconds produced from this Program for a weighted average of 12.4%. Even with this aggressive lending posture, we are very pleased to report that at year-end there were no non-performing assets.

In 1996 we moved slowly into two additional new lending programs. We established a Consumer Loan Department. At year-end consumer loan outstandings were in excess of $250,000 which had an average yield of 10.5%. In addition, we originated three business lines of credit for $220,000 at an average rate 9.4%.

On the liability side, we saw robust growth during 1996 in our checking account programs. Checking account balances increased by 72% to end the year at $3.3 million. Part of that growth is attributed to the opening in June of Westwood Homestead's first branch office: Mt. Adams Branch. At year-end the deposit account activity outstandings in that office exceeded $1.3 million. Our Mt. Adams Branch has provided us an opportunity to expand into merchant credit card services and business checking accounts.

Total assets at December 31, 1996 amounted to $120.0 million compared to $96.6 million at December 31, 1995. This increase of $23.4 million, or 24%, was the result of proceeds from the mutual to stock conversion and an increase in loans receivable.

EARNINGS

Net income for the year ended December 31, 1996, was $359,000, an increase of $582,000 over the previous year. Substantial impact on our earnings for 1996 can be attributed to the one time after-tax charge of $385,000 for the Federal Deposit Insurance Corporation's special assessment of thrifts to recapitalize the Savings Association Insurance Fund.

Executing our Strategic Business Plan has increased our operating costs because of the introduction of new product offerings, increased costs related to our operation as a public company, additional staffing, and increased cost associated with the Employee Stock Ownership Plan.

LOOKING FORWARD TO 1997

Through deployment of our Strategic Business Plan, we will take steps to leverage the capital position of our company by implementing a strategy of managed asset growth as well as by considering prudent acquisitions. An important part of our successful future will be the evaluation of technological solutions in the areas of customer service, transaction processing, financial management and financial information communications (primarily check and statement imaging, voice response, home and commercial banking by computer and Internet connectivity). It is our intent to purchase, install and operate systems designed to improve the convenience, accessibility and speed of financial knowledge to our customers and improve our internal operations to achieve greater efficiency and at a lower cost.

Our shareholder goals for 1997 are quite focused: Increase return on equity and earnings per share and improve our efficiency ratio.

Respectfully,

/s/ Michael P. Brennan

Michael P. Brennan
President/CEO




                                      SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Financial Condition Data:                                             At December 31,
                                          --------------------------------------------------------------------------
                                                1996           1995           1994           1993           1992
                                          --------------------------------------------------------------------------
Amount of:                                                         (Dollars in thousands)
  Assets                                  $     119,951  $      96,638  $     112,978  $    114,344  $      102,569
  Loans held for sale                               527          1,697             --            --              --
  Loans receivable, net                          84,525         73,245         70,185        63,205          58,684
  Cash and cash equivalents                      13,420            869            748         2,608           1,886
  Investment securities                           3,969            993          1,886         2,003           2,017
  Mortgage backed securities                     15,034         17,380         36,935        44,600          38,080
  Deposits                                       79,083         81,748         92,526        99,895          88,771
  FHLB advances                                     127            139          5,349            --              --
  Federal funds purchased                            --             --          2,200            --              --
  Stockholders' equity (Retained
   income prior to 1996)                         39,982         14,190         12,279        13,980          13,007
Number of:
  Loans outstanding                               1,391          1,140          1,070         1,045           1,054
  Deposit accounts                                6,732          7,841          7,655         7,554           7,265
  Offices open                                        2              1              1             1               1


Operating Data:                                                    Year ended December 31,
                                          --------------------------------------------------------------------------
                                                1996           1995           1994           1993           1992
                                          --------------------------------------------------------------------------
                                                                   (Dollars in thousands)


Interest income                           $       7,875   $      7,756  $       7,653  $      7,749  $        7,965
Interest expense                                  4,834          5,262          5,047         5,010           5,216
                                                  -----          -----          -----         -----           -----
Net interest income                               3,041          2,494          2,606         2,739           2,749
Provision for loan losses                            64             38             30            12              12
                                                  -----          -----          -----         -----           -----
Net interest income after provision               2,977          2,456          2,576         2,727           2,737
Non-interest income (loss)                          132           (737)            79            72              61
Non-interest expense (1)                          2,585          2,056          1,494         1,326           1,196
                                                  -----          -----          -----         -----           -----
Income (loss) before income tax                     524           (337)         1,161         1,473           1,602
Federal income tax expense (benefit)                165           (114)           400           500             571
                                                  -----          -----          -----         -----           -----
Net income (loss)                         $         359           (223)           761           973           1,031
                                                  =====          =====          =====         =====           =====


Key Ratio Data:
  Return on average assets                         0.34%         -0.21%          0.66%         0.88%           1.05%
  Return on average equity                         1.71          -1.59           5.39          7.19            8.22
  Net interest margin                              2.93           2.44           2.32          2.53            2.84
  Non interest expense to average assets           2.45           1.97           1.31          1.20            1.22
  Allowance for loan loss to total loans            .20            .14            .09           .05             .03
  Non performing loans to total loans                --             --            .03           .17             .07


(1) Includes $584,000 in 1996 for SAIF special assessment.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                 OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The Westwood Homestead Savings Bank (the "Bank") converted from a state chartered mutual savings bank to a state chartered stock savings bank on September 27, 1996. In the conversion, 2,843,375 shares of common stock of Westwood Homestead Financial Corporation (the "Company") were sold, generating net proceeds after conversion expenses of $27.7 million. Of this amount, $13.9 million was used to purchase 100% of the common stock of the Bank and $2.4 million to fund the stock purchase made by the Employee Stock Ownership Plan. The remainder was retained by the Company.

The Bank is principally engaged in the business of accepting deposits from the general public and originating mortgage loans that are secured by one to four family residential properties located in its market area. The Bank also originates multi-family, nonresidential and construction real estate loans. During 1996, the Bank developed a consumer loan department and originated its first commercial loan.

The Bank's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loans and investments and interest paid on interest bearing liabilities. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the level of personal income and savings in the Bank's market area.

RESULTS OF OPERATIONS

Westwood Homestead Financial Corporation reported net income of $359,000 in 1996 which includes the special assessment of $385,000 net of tax to recapitalize the Savings Association Insurance Fund (SAIF). The resolution of the deposit insurance premium disparity will enable the Bank to be more competitive in attracting deposit accounts. Although the Company had no non-performing loans at December 31, 1996, or chargeoffs during the year, the Company increased its allowance for loan loss by $64,000 due to the inherent risk associated with the introduction of new loan products such as non-conforming (to secondary market guidelines) and 100% loans, and an aggressive first time homebuyer campaign. Net income (loss) decreased $984,000 to a net loss of $223,000 in 1995 from net income of $761,000 in 1994. This reduction was primarily due to the loss on sale of securities of $814,000 and a charge of $375,000 to adopt the Directors' Retirement Plan.

NET INTEREST INCOME

Net interest income increased $547,000, or 21.9%, during the year 1996 to $3,041,000 due primarily to the investment of conversion proceeds during the fourth quarter. Net interest income decreased $112,000, or 4.3%, during the year 1995 to $2,494,000 due to $369,000 less in net interest earning assets and an increase in short term borrowing costs. Net interest margin was 2.93%, 2.44% and 2.32% for the years 1996, 1995 and 1994 respectively.

Interest income increased $119,000 during 1996 due to an increase in loans receivable interest income of $610,000 which was partially offset by a decrease of $491,000 in securities and other interest. The average balance of loans receivable increased $7.6 million, or 10.6%, while the average yield remained unchanged at 8.06%. During 1995 interest income increased $103,000 despite a decrease of $10.4 million in interest earning assets due to the sale of $21.4 million in securities. The average yield on interest earning assets increased from 6.81% in 1994 to 7.60% in 1995.

Interest expense decreased $428,000 during 1996 primarily due to a decrease of $5.7 million in average interest bearing liabilities. Stock conversion proceeds were used to pay off short term borrowings while deposit withdrawals to fund stock purchases accounted for the decrease in deposit balances. The average cost of interest bearing liabilities decreased to 5.75% during 1996 from 5.86% in 1995. Interest expense increased $215,000 primarily due to an increase of 80 basis points in the cost of interest bearing liabilities partially offset by a decrease of $10.0 million in the average balances during 1995.

The following table sets forth certain information relating to the Company's average interest earning assets, interest bearing liabilities and net interest income.

                            -------------------------------------------------------------------------------------------------------
                                             1996                              1995                               1994
                            -------------------------------------------------------------------------------------------------------
(Dollars in thousands)         Average                Average     Average               Average     Average                Average
                               Balance   Interest       Yield     Balance  Interest       Yield     Balance   Interest       Yield
                            -------------------------------------------------------------------------------------------------------
Interest earning assets

Loans receivable, net       $   78,975      6,362       8.06%      71,395     5,752       8.06%      67,266      5,322       7.91%
Investment securities            1,961        107       5.43%       1,842        95       5.16%       1,943        110       5.67%
Mortgage backed securities      16,168      1,044       6.46%      27,765     1,837       6.62%      42,079      2,158       5.13%
Other interest earning           6,640        363       5.47%       1,089        72       6.61%       1,168         63       5.38%
  assets                     -------------------------------------------------------------------------------------------------------
Total interest earning         103,744      7,876       7.59%     102,091     7,756       7.60%     112,456      7,653       6.81%
  assets
Non interest earing assets       1,820                              2,105                             1,951
                            -----------                        -----------                       -----------
Total assets                $  105,564                            104,196                           114,407
                            -----------                        -----------                       -----------

Interest bearing liabilities

Deposits                    $   83,622      4,805       5.75%      85,421     4,967       5.81%      96,413      4,894       5.08%

Federal funds and FHLB
  advances                         447         30       6.62%       4,318       295       6.84%       3,322        152       4.58%
                            -------------------------------------------------------------------------------------------------------
Total interest bearing
  liabilities                   84,069      4,835       5.75%      89,739     5,262       5.86%      99,735      5,046       5.06%
                                        ----------------------             ---------------------             ----------------------
Non interest bearing
  liabilities                      512                                385                               567
                            -----------                        -----------                       -----------
Total liabilities               84,581                             90,124                           100,302
Equity                          20,983                             14,072                            14,105
                            -----------                        -----------                       -----------
Total liabilities and
  equity                    $  105,564                            104,196                           114,407
                            -----------                        -----------                       -----------

Net interest earning
  assets                    $   19,675                             12,352                            12,721
                            ===========                        ===========                       ===========
Net interest income                         3,041       1.84%                 2,494       1.74%                  2,607       1.75%
                                       ========== ===========             ========= ===========             ========== ===========
Net interest margin                                     2.93%                             2.44%                              2.32%
                                                   ===========                       ===========                        ===========

RATE/VOLUME ANALYSIS

The effect on net interest income as a result of changes in interest rates and in the amount of earning assets and interest bearing liabilities is shown in the following table. Information is provided on changes attributable to (1) changes in volume (changes in average balance multiplied by prior period yield), (2) changes in rate (changes in yield multiplied by prior period average balance) and (3) the combined effect of changes in interest rates and volume (changes in yield multiplied by changes in average balances).

                                                                   Year ended December 31,
                                     ------------------------------------------------------------------------------------
                                                 1996 vs. 1995                                1995 vs. 1994
                                     ---------------------------------------      ---------------------------------------
                                      Changes due to Increases (Decreases)        Changes due to Increases (Decreases)
                                     ---------------------------------------      ---------------------------------------
(in thousands)                                             Rate/                                       Rate/
Interest Income                         Volume     Rate     Volume    Total          Volume    Rate      Volume    Total
                                     ---------- -------- ---------- --------      ---------- ------- ----------- --------
  Loans receivable                        $611       (1)         0      610             326      97           6      429
  Investment securities                      6        5          0       11              (6)    (10)          1      (15)
  Mortgage backed securities              (767)     (44)        19     (792)           (734)    626        (213)    (321)
  Other interest earning assets            370      (13)       (67)     290              (4)     15          (1)      10
                                     ---------- -------- ---------- --------      ---------- ------- ----------- --------
Total interest earning assets              220      (53)       (48)     119            (418)    728        (207)     103

Interest expense

  Deposits                                (105)     (58)         1     (162)           (558)    711         (81)      72
  Borrowings                              (265)     (10)         9     (266)             46      75          23      144
                                     ---------- -------- ---------- --------      ---------- ------- ----------- --------
Total interest bearing liabilities        (370)     (68)        10     (428)           (512)    786         (58)     216

                                     ---------- -------- ---------- --------      ---------- ------- ----------- --------
Change in net interest income             $590       15        (58)     547              94     (58)       (149)    (113)
                                     ========== ======== ========== ========      ========== ======= =========== ========

NON-INTEREST INCOME

Non-interest income consists of service charges and fees on deposit accounts and net gains or losses from the sale of mortgage loans and securities. Non-interest income increased to $132,000 during 1996 from a loss of $738,000 during 1995. Security sales resulted in gains of $4,000 in 1996 as compared to a loss of $814,000 in 1995. These losses were a result of the balance sheet restructuring in 1995 to reduce the concentration of out of state deposits and to fund loan growth. Loan sales of $2.3 million resulted in gains of $50,000 in 1996. Service charges and fees remained at comparable levels during 1996 despite unusually high early withdrawal penalties in 1995. There were no security or loan sales during 1994 and service charges totaled $79,000.

NON-INTEREST EXPENSE

In 1996 non-interest expense increased $529,000 from $2,056,000 during 1996. This increase was due primarily to the SAIF special assessment of $584,000 in 1996. The Bank has been notified by the FDIC that for the first six months of 1997, the Bank will be assessed at a semi-annual amount of $25,000. Compensation and benefits decreased $186,000 during 1996. In 1995 a charge of $375,000 was recognized to fund the Directors Retirement Plan. In 1996 Plan contributions of $40,000 were offset by an $80,000 recovery that was recorded to reflect certain provisions of the amendment to the Plan approved by the stockholders on December 23, 1996. The Bank estimates future annual contributions of $20,000 annually to the Plan. Legal and accounting fees increased $71,000, or 100%, due to activities relating to being a public company. Management anticipates investing in technology in order to efficiently and effectively deliver products and services to its customers. In addition, the Company's operating expenses may increase in future periods as a result of (a) the expenses associated with the reporting obligations of a public company; (b) the compensation expenses resulting from the implementation of certain stock related benefit plans and (c) expenses that may result from the implementation of the Company's growth strategy.

ASSET LIABILITY MANAGEMENT

The Bank's objective in its Asset/Liability management program is to manage liquidity and interest rate risk, so as to maximize net interest income and return on equity in a changing interest rate environment. The Bank's Asset Liability Committee ("ALCO") primarily utilizes "GAP" analysis to measure risk. A GAP is considered positive when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities. A GAP is considered negative when interest rate sensitive liabilities exceed interest rate sensitive assets. During a year of falling interest rates a negative one year GAP position would tend to increase income because there are more liabilities than assets adjusting down during the year, accordingly the decrease in the cost of liabilities exceeds the decrease in the yield on assets. Conversely, in a period of rising rates a negative GAP would tend to decrease income. Companies in a positive GAP position would face the opposite situation. There are limitations to GAP analysis, however, as rates on different assets and liabilities may not move to the same extent in any given time period. Competition may affect the ability of the Bank to change rates on a particular deposit or loan product.

The following table displays the distribution of the Company's interest earning assets and interest bearing liabilities maturing or repricing over various time periods as of December 31, 1996. The amount of assets and liabilities in each time period was determined by the contractual terms of the assets and liabilities. The table does not reflect prepayment of fixed rate loans or mortgage backed securities prior to maturity. Based upon experience, prepayments will tend to be slower during periods of rising rates and accelerate as rates fall. Any prepayments would decrease the negative one year GAP position. Loans held for sale are included based on their contractual maturity/repricing date. Transaction accounts are included in the zero to six month repricing category based on their contractual terms, although these accounts have not been sensitive to changes in market interest rates over the past several years.

(In thousands)                         0-6       6-12        1-3         3-5        Over 5
                                     Months      Month      Years       Years       Years       Total
                                    ---------------------------------------------------------------------
1-4 Residential                     $   3,230      2,414      9,105        1,265      47,851      63,865
Multifamily and non residential         5,084      5,100      3,702          818       6,410      21,114
Other loans                               243          3         53           72          12         383
Securities                             14,354        981      2,988          156         525      19,004
Other investments                      13,857         --         --           --          --      13,857
                                    ---------------------------------------------------------------------
Total                               $  36,768      8,498     15,848        2,311      54,798     118,223
                                    ---------------------------------------------------------------------
Transaction accounts                $  18,612         --         --           --          --      18,612
Time deposits                          14,278     17,210     20,618        5,052       3,313      60,471
Borrowings                                 --         --         --          127          --         127
                                    ---------------------------------------------------------------------
Total                               $  32,890     17,210     20,618        5,179       3,313      79,210
                                    ---------------------------------------------------------------------
Interest sensitivity GAP            $   3,878    (8,712)    (4,770)      (2,868)      51,485
Cumulative GAP                          3,878    (4,834)    (9,604)     (12,472)      39,013
Ratio of interest earning assets
to interest bearing liabilities        111.8%      49.4%      76.9%        44.6%     1654.0%
Ratio of cumulative
GAP to total assets                      3.2%      -4.0%      -8.0%       -10.4%       32.5%

Management also measures the Bank's interest rate risk by computing estimated changes in net interest income ("NII") and market value of portfolio equity ("MVPE") of its cash flows from assets and liabilities in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's net interest income and MVPE of sudden and sustained 1% to 4% increases and decreases in market interest rates. The following table presents the Bank's projected change in net interest income and MVPE for various rate shock levels at December 31, 1996.

                         Change               MVPE                    NII
                        in Rates        -----------------        ---------------
                                           % Change                % Change
                                           --------                --------
                        +400 bps              -14.8%                  -8.7%
                        +200 bps               -7.6%                  -3.0%
                        -200 bps                7.5%                   1.3%
                        -400 bps               21.1%                    .8%

BALANCE SHEET ANALYSIS

Total assets increased $23.4 million, or 24.2%, to $120.0 million at December 31, 1996 from $96.6 million at December 31, 1995. The following paragraphs discuss the significant changes in the major balance sheet categories during these periods.

LOANS

Loans, net of allowance for loan losses and including loans held for sale, increased $10.2 million, or 13.6%, in 1996 to $85.1 million from $74.9 million the previous year. At December 31, 1996, the loan portfolio consisted of 34.2% adjustable rate loans as compared to 28.4% at December 31, 1995. These increases reflect management's intention to build the loan portfolio while improving the Bank's GAP position. Loan originations were $15.8 million in 1996 compared to $13.6 million in 1995.

During 1996 real estate loans secured by one to four family units increased $7.8 million, of which $7.0 million were adjustable in rate. Construction loans have increased $1.3 million to $1.8 million at December 31, 1996 due primarily to more aggressive marketing.

In the first full year of activity, real estate loans sold in the secondary market totaled $2.3 million. Currently the Bank's policy is to sell all 30 year fixed rate loans below 8% and all 15 year fixed rate below 7%. The ALCO reviews this policy periodically as part of its overall asset/liability management strategy. Total loans serviced for the secondary market at December 31, 1996 totaled $2.4 million. At December 31, 1996, the Bank had $527,000 of loans held for sale in the secondary market, compared to $1,697,000 at year end 1995. These loans are carried at the lower of cost or market which is based upon current investor yield requirements. At December 31, 1996, the market value of these loans was approximately $8,000 less than the book value. Changes in interest rates may affect the market value of loans held for sale and may impact future earnings.

SECURITIES

Total securities increased $630,000 to $19.0 million at December 31, 1996 from $18.4 million the prior year. Approximately $4.0 million of conversion proceeds were invested in short term investment securities partially offset by $2.7 million in mortgage backed security sales and other maturities. The market value of $12.0 million of adjustable rate Collateralized Mortgage Obligations ("CMO") has being adversely affected by the interest rate environment experienced the last several years. Management believes these investments provide an acceptable yield and the Company has the ability to hold them to maturity. At December 31, 1996 total securities represented 15.8% of total assets compared to 19.0% for 1995.

DEPOSITS

Deposits decreased $2.6 million in 1996 to $79.1 million from $81.7 million at December 31, 1995. A decrease of $3.0 million in CD balances due primarily to withdrawals to purchase stock in the Conversion was partially offset by an increase of $375,000 in transaction accounts. During 1996 checking account balances increased $1.4 million, or 71.8%, to $3.3 million at December 31, 1996. These increases represent the continuing efforts of the Bank to attract additional activity from existing account relationships as well as ongoing promotions to obtain new depositors.

BORROWED FUNDS

The primary financing activities of the Bank are the attraction of local savings deposits although advances from The Federal Home Loan Bank have been utilized to compensate for seasonal outflows of deposits and loan demand. At December 31, 1996 approximately $127,000 in FHLB mortgage matched advances were outstanding. Management anticipates loan demand to be greater than deposit inflows during the first quarter in 1997, and as such, advances will likely increase during that period.

NON-PERFORMING ASSETS

The Bank had no non-performing assets at December 31, 1996 and 1995. Loans are placed on a non-accrual status when the loan is past due in excess of 90 days and collection of principal and interest is doubtful. Real estate acquired by the Bank as a result of foreclosure is classified as real estate owned until such time as it is sold. Also the Bank had no impaired loans under SFAS 114/118.

PROVISION FOR LOAN LOSSES

The provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses, based on prior loss experience, volume and type of lending conducted by the Bank, industry standards, and past due loans in the Bank's loan portfolio. Although the Company had no non-performing loans at December 31, 1996, or chargeoffs during the year, the Company increased its allowance for loan loss by $64,000 due to the inherent risk associated with the introduction of new loan products such as non-conforming (to secondary market guidelines) and 100% loans, and an aggressive first time homebuyer campaign. The allowance for loan losses at December 31, 1996 was $166,000 and represented .19% of total loans as compared to .14% at December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the measure of a company's ability to generate sufficient cash flow to meet present and future funding obligations. The Bank's sources of liquidity are customer deposits, amortization and prepayments of loans, advances from the Federal Home Loan Bank, sale of loans in the secondary market, and maturities and sales of securities. Beginning in fourth quarter 1997 and continuing until 1999, $11.9 million of long term high rate certificates will start to mature. The disposition of these deposits may adversely affect the Bank's liquidity.

Firm commitments to grant loans at December 31, 1996 totaled $5.3 million, unused lines of credit equaled $3.0 million and unadvanced portion of construction loans equaled $1.0 million. The Bank believes that it has adequate resources of liquidity to fund such commitments.

The Bank is an FDIC insured institution subject to the FDIC regulatory capital requirements. The table below provides information with respect to the Bank's compliance with its regulatory capital requirements at December 31, 1996.

                                                                                                Percent of
                                                                      Amount                  Average Assets
                                                                -----------------           ------------------
                                                                               (In thousands)

             Tangible Capital                                   $         28,799                       26.63%
             Tangible capital requirement                                  1,622                        1.50%
                                                                -----------------           ------------------
                Excess                                          $         27,177                       25.13%
                                                                =================           ==================

             Tier 1 Capital                                     $         28,799                       26.63%
             Tier 1 Capital requirement                                    3,244                        3.00%
                                                                -----------------           ------------------
                Excess                                          $         25,555                       23.63%
                                                                =================           ==================

             Risk-based Capital                                 $         28,965                       45.27%
             Risk-based Capital Requirement                                5,119                        8.00%
                                                                -----------------           ------------------
                Excess                                          $         23,846                       37.27%
                                                                =================           ==================


IMPACT OF NEW ACCOUNTING STANDARDS

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement is effective for transactions occurring after December 31, 1996, and shall be applied prospectively. Earlier or retroactive application of this Statement is not permitted. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Company intends to adopt SFAS No. 125 in 1997. Management does not expect the adoption of SFAS No. 125 to have a material effect on the Company's consolidated financial condition or results of operations.

[LOGO] Peat Marwick LLP
       1600 PNC Center
       201 East Fifth Street
       Cincinnati, OH  45202

       Dayton, OH





                          Independent Auditors' Report
                          ----------------------------

The Board of Directors
Westwood Homestead Financial Corporation:

We have audited the accompanying consolidated statements of financial condition of Westwood Homestead Financial Corporation and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westwood Homestead Financial Corporation and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.



                                             /s/ KPMG Peat Marwick LLP
Cincinnati, Ohio
January  31, 1997

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                 Consolidated Statements of Financial Condition

                           December 31, 1996 and 1995

                                                  Assets                                        1996                   1995
                                                  ------                                        ----                   ----
Cash and cash equivalents:
   Cash on hand and in banks                                                          $        517,403                855,546
   Interest-bearing deposits with banks                                                     11,654,007                 13,578
   Federal funds sold                                                                        1,248,979                      -
                                                                                       ------------------      -----------------
                 Total cash and cash equivalents                                            13,420,389                869,124
                                                                                       ------------------      -----------------
Securities available for sale (amortized cost of $3,962,180 at
   December 31, 1996 and $1,000,000 at December 31, 1995) (note 3)                           3,969,430                993,460
Mortgage-backed securities available for sale (amortized cost of $15,636,001
   at December 31, 1996 and $17,868,984 at December 31,1995) (note 4)                       15,034,115             17,380,012
Loans held for sale (net of unrealized losses of $7,946 at December 31, 1996;
   market value of $1,728,064 at December 31, 1995) (note 5)                                   527,381              1,697,114
Loans receivable (net of allowance for loan losses of $165,513
   at December 31, 1996; $101,709 at December 31, 1995) (notes 5 and 10)                    84,525,374             73,245,098
Stock in the Federal Home Loan Bank of Cincinnati, at cost (notes 6 and 10)                    953,600                889,900
Accrued interest receivable (note 7)                                                           589,124                507,714
Premises and equipment, at cost, less accumulated depreciation (note 8)                        607,339                590,871
Income taxes (note 11):

   Deferred                                                                                    126,475                189,489
   Prepaid                                                                                      83,947                175,489
Prepaid expenses and other assets                                                              114,209                 99,740
                                                                                      $  ----------------      -----------------
                 Total assets                                                         $    119,951,383             96,638,011
                                                                                      ===================      =================

                              Liabilities and Stockholders' Equity
                              ------------------------------------

Liabilities:
   Deposits (note 9)                                                                  $     79,082,778             81,748,061
   Federal Home Loan Bank of Cincinnati advances  (note 10)                                    127,458                138,604
   Advances from borrowers for taxes and insurance                                             633,857                501,491
   Accrued expenses and other liabilities                                                      124,872                 59,833
                                                                                      -------------------      -----------------
                 Total liabilities                                                          79,968,965             82,447,989

Commitments and contingencies (note 13) Stockholders' Equity (note 2):

   Common stock, $.01 par value; $15,000,000 shares authorized;                                 28,434                 -
        2,843,375 shares issued and outstanding in 1996
   Additional paid-in capital                                                               27,709,597                 -
   Retained income - substantially restricted (note 11)                                     14,876,066             14,517,003
   Net unrealized losses on securities available for sale, net of taxes
        (notes 3 and 4)                                                                       (393,293)              (326,981)
   Employee stock ownership plan (note 12)                                                  (2,238,386)                -
                                                                                        -----------------      -----------------
                 Total stockholders' equity                                                 39,982,418             14,190,022
                                                                                        -----------------      -----------------

                 Total liabilities and stockholders' equity                                119,951,383             96,638,011
                                                                                        =================      =================

See accompanying notes to consolidated financial statements.

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                      Consolidated Statements of Operations

                  Years ended December 31, 1996, 1995 and 1994

                                                                                          Years ended December 31,
                                                               --------------------------------------------------------------------
                                                                            1996                   1995                      1994
                                                                            ----                   ----                      ----
Interest income:
      Loans receivable                                         $         6,362,235              5,751,852               5,322,206
      Mortgage-backed securities                                         1,043,999              1,837,236               2,158,025
      Interest-bearing deposits with banks, investment
          securities and other                                             469,372                167,259                 173,002
                                                               ---------------------     ------------------     -------------------
                  Total interest income                                  7,875,606              7,756,347               7,653,233
                                                               ---------------------     ------------------     -------------------
Interest expense:
      Deposits (note 9)                                                  4,804,846              4,966,676               4,894,548
      Borrowings                                                            29,587                295,478                 152,123
                                                               ---------------------     ------------------     -------------------
                  Total interest expense                                 4,834,433              5,262,154               5,046,671
                                                               ---------------------     ------------------     -------------------
                  Net interest income                                    3,041,173              2,494,193               2,606,562
Provision for loan losses (note 5)                                          63,804                 37,876                  30,780
                                                               ---------------------     ------------------     -------------------
Net interest income after provision  for loan losses                     2,977,369              2,456,317               2,575,782
                                                               ---------------------     ------------------     -------------------
Non-interest income (loss):
      Service charges and other fees                                        76,767                 76,106                  78,694
      Gain on loan sales                                                    50,363                    466                       -
      Gain (loss) on sales of securities (notes 3 and 4)                     4,458               (814,178)                      -
                                                               ---------------------     ------------------     -------------------
                  Total non-interest income (loss)                         131,588               (737,606)                 78,694
                                                               ---------------------     ------------------     -------------------
Non-interest expenses:
      Compensation and benefits (note 12)                                  998,446              1,184,801                 644,293
      Occupancy costs                                                      150,020                 99,259                  99,374
      Franchise tax                                                        192,913                160,798                 194,996
      Federal deposit insurance premiums (note 13)                         724,531                207,008                 226,175
      Data processing                                                       83,528                 73,485                  71,183
      Legal, accounting, and examination fees                              142,413                 70,967                  76,291
      Consulting fees                                                       51,798                 61,021                       -
      Advertising                                                           47,913                 40,144                  53,500
      Other                                                                193,332                158,353                 128,093
                                                               ---------------------     ------------------     -------------------
                  Total non-interest expenses                            2,584,894              2,055,836               1,493,905
                                                               ---------------------     ------------------     -------------------
                  Income (loss) before income
                        tax expense (benefit)                              524,063               (337,125)              1,160,571
Income tax expense (benefit) (note 11)                                     165,000               (114,000)               400,000
                                                               ---------------------     ------------------     -------------------
                  Net income (loss)                            $           359,063               (223,125)                760,571
                                                               =====================     ==================     ===================
Net income per share since conversion (note 1)                 $               .16                    N/A                     N/A
                                                               =====================     ==================     ===================

See accompanying notes to consolidated financial statements.

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

           Consolidated Statements of Changes in Stockholders' Equity

                  Years ended December 31, 1996, 1995 and 1994

                                                                                             Unrealized   Unallocated
                                                                                            (gain) loss      common
                                                                Additional                 on securities     stock
                                                        Common    paid-in     Retained       available      held by
                                                        stock     capital      income        for sale        ESOP          Total
                                                      --------  ----------   -----------    ------------  ----------    ------------


Balances at December 31, 1993                       $    --           --     13,979,557          --            --       13,979,557
Adoption of change in accounting for certain
        investments in debt and equity securities
        effective January 1, 1994, net of tax            --           --            --        (173,360)         --         (173,360)
Net income                                               --           --         760,571          --            --          760,571
Unrealized loss on securities available for sale,
        net of tax                                       --           --            --      (2,287,856)         --       (2,287,856)
                                                    ---------   ----------   -----------    ----------    ----------    -----------

Balances at December 31, 1994                            --           --      14,740,128    (2,461,216)         --       12,278,912
Net loss                                                 --           --        (223,125)         --            --         (223,125)
Unrealized gain on securities available for sale,
        net of tax                                       --           --            --       2,134,235          --        2,134,235
                                                    ---------   ----------   -----------    ----------    ----------    -----------
Balances at December 31, 1995                            --           --      14,517,003      (326,981)         --       14,190,022
Net income                                               --           --         359,063          --            --          359,063
Net proceeds from 2,843,375 shares of common
        stock issued in stock conversion (note 2)      28,434   27,702,272          --            --            --       27,730,706
Purchase of 227,470 shares of common stock
        by employee stock ownership plan (note 12)       --           --            --            --      (2,360,001)    (2,360,001)
Amortization of employee stock ownership
        plan (note 12)                                   --          7,325          --            --         121,615        128,940
Unrealized loss on securities available for sale,
        net of tax                                       --           --            --         (66,312)         --          (66,312)
                                                    ---------   ----------   -----------    ----------    ----------    -----------
Balances at December 31, 1996                       $  28,434   27,709,597    14,876,066      (393,293)   (2,238,386)    39,982,418
                                                    =========   ==========   ===========    ==========    ==========    ===========


See accompanying notes to consolidated financial statements.

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1996, 1995 and 1994

                                                                                                   Years ended December 31,
                                                                                      ----------------------------------------------
                                                                                             1996             1995            1994
                                                                                             ----             ----            ----
Cash flows from operating activities:
    Net income (loss)                                                                 $    359,063         (223,125)        760,571
    Adjustments to reconcile net income (loss) to
        net cash provided by (used in) operating activities:
           Net amortization of premiums and discounts on
               investment and mortgage-backed securities                                   (14,119)          22,073         128,043
           Depreciation of premises and equipment                                           81,863           56,413          57,934
           Federal Home Loan Bank of Cincinnati stock dividend                             (63,700)         (58,100)        (46,400)
           Employee stock ownership plan amortization                                      128,940             --              --
           Deferred income tax expense                                                      96,717          (46,373)         13,000
           Accretion of net loan fees deferred                                              (9,471)         (16,370)        (19,877)
           Provision for loan losses                                                        63,804           37,876          30,780
           (Gain) loss on sales of securities                                               (4,458)         814,178            --
           Gain on loan sales                                                              (50,363)            (466)           --
           Net loans originated held for sale                                           (1,063,186)      (1,897,114)           --
           Proceeds from sale of loans held for sale                                     2,283,283          200,466            --
           Change in:
               Accrued interest receivable                                                 (81,410)          61,701           8,972
               Prepaid expenses and other assets                                           (14,469)         (86,101)          3,481
               Accrued expenses and other liabilities                                       65,039          (16,463)         (6,816)
               Income taxes                                                                 91,542         (169,331)         33,000
                                                                                      ------------      -----------      ----------
                  Net cash provided by (used in) operating activities                    1,869,075       (1,320,736)        962,688
                                                                                      ------------      -----------      ----------
Cash flows from investing activities:
    Proceeds from maturing securities available for sale                                 1,000,000             --              --
    Purchase of securities available for sale                                           (3,937,700)            --              --
    Proceeds from sales of securities available for sale                                      --          1,002,471            --
    Proceeds from sales of mortgage-backed securities available for sale                 1,667,340       20,394,270            --
    Principal payments on mortgage-backed securities                                       558,848        1,448,082       6,961,945
    Purchase of mortgage - backed securities available for sale                               --               --        (3,037,241)
    Net (increase) decrease in loans receivable                                        (11,334,609)       3,081,623)     (6,991,247)
    Additions to premises and equipment                                                    (98,331)        (100,306)       (110,083)
    Sale of Federal Home Loan Bank of Cincinnati Stock                                        --             13,400            --
                                                                                      ------------      -----------      ----------
               Net cash provided by (used in) investing activities                     (12,144,452)      19,676,294      (3,176,626)
                                                                                      ------------      -----------      ----------
Cash flows from financing activities:
    Net decrease in deposits                                                            (2,665,283)     (10,778,228)     (7,368,623)
    Proceeds from stock conversion, net of conversion costs                             27,730,706             --              --
    Purchase of common stock by ESOP                                                    (2,360,001)            --              --
    Increase (decrease) Federal Funds purchased                                               --         (2,200,000)      2,200,000
    Short-term advances from the Federal Home Loan Bank of Cincinnati, net                    --         (5,200,000)      5,200,000
    Long-term advances from the Federal Home Loan Bank of Cincinnati                          --               --           150,000
    Repayments on the Federal Home Loan Bank of Cincinnati advances                        (11,146)         (10,216)         (1,180)
    Net increase (decrease) in advances from borrowers for
        taxes and insurance                                                                132,366          (45,794)        172,984
                                                                                      ------------      -----------      ----------
               Net cash provided by (used in) financing activities                      22,826,642      (18,234,238)        353,181
                                                                                      ------------      -----------      ----------
               Net increase (decrease) in cash and cash equivalents                     12,551,265          121,320      (1,860,757)
Beginning cash and cash equivalents                                                        869,124          747,804       2,608,561
                                                                                      -----------       -----------      ----------
Ending cash and cash equivalents                                                      $ 13,420,389          869,124         747,804
                                                                                      ============      ===========      ==========

See accompanying notes to consolidated financial statements.

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          December, 1996, 1995 and 1994

(1)        Summary of Significant Accounting Policies
           ------------------------------------------

           The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. A description of the more significant accounting policies follows:

           (a)       Basis of Presentation
                     ---------------------

                     The accompanying consolidated financial statements
                         include the accounts of Westwood Homestead Financial Corporation (the "Company") and its wholly-owned subsidiary, The Westwood Homestead Savings Bank (the "Bank"). The Company, an Indiana corporation, was organized to act as the holding company of the Bank. All intercompany accounts and transactions have been eliminated.

                     As more fully described in Note 2, the Bank completed
                         its conversion from mutual to capital stock form of ownership in 1996. Upon the Bank's conversion, the Company simultaneously acquired all of the outstanding stock of the Bank. Prior to 1996, the financial statements include the accounts of the Bank only.

                     The Bank's primary business activities include
                         attracting deposits from the general public and originating one-to-four family residential property loans in its market area. The Bank also makes construction and consumer loans. The Bank is subject to competition from other financial institutions. The Bank's deposits are insured up to applicable limits by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation (FDIC). The Bank is an Ohio chartered savings bank and is subject to comprehensive regulation, examination and supervision by the FDIC and the State of Ohio Division of Financial Institutions.

           (b)        Cash and Cash Equivalents
                      -------------------------

                     For purposes of the consolidated statements of cash
                         flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of interest bearing deposits with banks and Federal funds sold.







                                                                    (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(1)        Summary of Significant Accounting Policies, Continued
           -----------------------------------------------------

           (c)        Securities and Mortgage-backed Securities
                      -----------------------------------------

                      Effective January 1, 1994, the Bank adopted Statement of
                             Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires that debt and equity securities be classified into one of three categories: held to maturity, available for sale or trading. Securities held to maturity are limited to debt securities that the holder has the positive intent and the ability to hold to maturity; these securities are reported at amortized cost. Securities held for trading are limited to debt and equity securities that are held principally with the intention of recognizing short-term profits; these securities are reported at fair value, and unrealized gains and losses are reflected in earnings. Securities held as available for sale consist of all other securities; these securities are reported at fair value, and unrealized gains and losses are not reflected in earnings but are reflected as a separate component of stockholders' equity, net of income taxes. Under SFAS No. 115, securities that could be sold in the future due to changes in interest rates or other factors may not be classified as held to maturity. The Company has no investments classified as trading securities.

                      Premiums and discounts are amortized using the level-yield method over the period to maturity.

                      Gains and losses on the sale of securities and
                             mortgage-backed securities are determined using the specific identification method.

           (d)        Loans Receivable
                      ----------------

                      Loans receivable are stated at unpaid principal balances,
                             less net deferred loan origination fees and allowance for loan losses. The Company sells residential fixed-rate loans in the secondary market. At the date of origination, the loans so designated and meeting secondary market guidelines are identified as held for sale and carried at the lower of net cost or market value on an aggregate basis. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses on the sale of loans are based on the carrying amount of the loans sold under the specific identification method. All such loans are sold without recourse.

                      Uncollectible interest on loans that are contractually
                             ninety days or more past due is charged off, or an allowance is established. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(1)        Summary of Significant Accounting Policies, Continued
           -----------------------------------------------------

           (d)      Loans Receivable, Continued
                    ---------------------------

                    Provisions for losses on loans are estimated periodically
                           and are charged to operations based on management's evaluation of the loan portfolio. The allowance for possible loan losses is based on a periodic analysis of the loan portfolio and reflects an amount, which in management's judgment is adequate to provide for possible loan losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors such as the Company's loan growth, prior loss experience, present and potential risks of the loan portfolio and current economic conditions. Loans are charged off against the allowance for possible loan losses when the collectibility of loan principal is unlikely. Recoveries of loans previously charged off are credited to the allowance.

                    Management believes that the allowance for loan losses is
                           adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on unanticipated changes in economic conditions, particularly in the Greater Cincinnati region. In addition, the FDIC and State of Ohio Division of Financial Institutions as an integral part of their examination process, periodically review the Company's allowance for losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

                    Loan fees and certain direct loan origination costs are
                           deferred, and the net fee or cost is recognized in income using the level-yield method over the contractual lives of the loans. Unamortized net fees are credited to income when loans pay off prior to scheduled maturity. Accretion of net loan fees on non-accrual loans is suspended.

                    The Company adopted SFAS No. 114, Accounting by Creditors
                           for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, in 1995. These pronouncements require that the expected loss of interest income on nonperforming loans be taken into account when calculating loan loss reserves and that specified impaired loans be measured based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or at the fair value of the collateral if the loan is collateral dependent. The adoption of these standards did not have a material effect on the Company's financial statements.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(1)        Summary of Significant Accounting Policies, Continued
           -----------------------------------------------------

           (d)        Loans Receivable, Continued
                      ---------------------------

                      During the first quarter of 1996, the Company adopted SFAS
                             No. 122, Accounting for Mortgage Servicing Rights. SFAS No. 122 requires the recognition as separate assets the rights to service mortgage loans for others, however those servicing rights are acquired. This Statement eliminates the accounting distinction between servicing rights acquired through purchase transactions and those acquired through loan originations. SFAS No. 122 also requires the assessment of capitalized mortgage servicing rights for impairment to be based on the current value of those rights.

                      During 1996, approximately $31,000 of servicing rights
                             were capitalized in connection with the adoption of SFAS No. 122. The carrying value of mortgage servicing rights approximated $26,000 at December 31, 1996. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income over the estimated life of the servicing portfolio. The estimated fair value of capitalized mortgage servicing rights was approximately $34,000 at December 31, 1996. Quoted market prices are used, when available, as the basis of measuring the fair value of servicing rights.

                      The carrying amount of the servicing rights is measured
                             for impairment each quarter. The servicing portfolio is first stratified by original terms of the loans, and then by interest rates within the original terms of the loans for measuring impairment. If the carrying value of an individual stratum exceeds its fair value, a valuation allowance would be established. No valuation allowance was recorded at December 31, 1996, as the carrying values of the various stratifications were less than their respective fair values.

                      The Company considers consumer installment loans and
                             one-to-four family residential mortgage loans, excluding individually significant mortgage loans, to be smaller, homogeneous loans that are collectively evaluated for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Company will not collect all amounts due according to the terms of the loan agreement. A loan is not considered impaired when there is a minimum delay in loan payments of ninety days or less.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(1)        Summary of Significant Accounting Policies, Continued
           -----------------------------------------------------

           (d)     Loans Receivable, Continued
                   ---------------------------

                   Loans that are on nonaccrual status are also considered
                          to be impaired, except for nonaccrual loans that the Company expects to collect all amounts due, including interest that would accrue until the loan is repaid. Interest income on impaired loans is recognized using the cash basis method. Cash interest received is recognized as interest income or applied to loan principal if collection is in doubt. Interest income recognized based on cash payments is limited to the amount of interest income that would have accrued at the loan's contractual rate applied to the recorded loan balance. The Company did not have impaired loans during 1996 and 1995.

           (e)     Premises and Equipment
                   ---------------------

                   Depreciation is calculated on a straight-line basis over
                          the estimated useful lives of the related assets. Estimated lives are 10 to 34 years for buildings and improvements, and 3 to 5 years for furniture, fixtures and equipment.

           (f)     Income Taxes
                   ------------

                   The Company accounts for income taxes in accordance with
                          SFAS No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes that enactment date.

           (g)     Net Income Per Share
                   --------------------

                   Net income per share is computed by dividing net income
                          by the weighted average number of shares of common stock outstanding during the period. Net income per share is not applicable for periods prior to the completion of the Bank's stock conversion on September 27, 1996. 1996 net income per share has been computed based upon net income per share for the postconversion period from October 1, 1996 to December 31, 1996. The effect on net income per share for the postconversion period from September 27, 1996 to September 30, 1996 is not meaningful.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(1)        Summary of Significant Accounting Policies, Continued
           -----------------------------------------------------

           (h)        Reclassifications
                      -----------------

                      Certain 1995 and 1994 amounts have been reclassified to
                            conform with the 1996 presentation.

           (i)        Use of Estimates
                      ----------------

                      Management of the Company has made a number of estimates
                             and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2)        Conversion to Stock Form of Ownership
           -------------------------------------

           On January 11, 1996, the Board of Directors adopted a Plan of
                Conversion to convert from mutual to stock form. On September 27, 1996, the Bank completed its Conversion and was simultaneously acquired by the Company. On the date of the Conversion, the Company issued 2,843,375 shares of common stock $0.01 par value, at $10 per share. Net proceeds from the Conversion totaled $27,730,706. In accordance with the Plan of Conversion, the Company retained approximately $13,865,353 of the net proceeds and used the remaining proceeds to purchase all of the outstanding stock of the Bank. The financial position and results of operations of the Parent Company only as of and for the period from conversion through December 31, 1996 are presented in Note 15. Costs related to the Conversion of $703,044 were charged against the Company's proceeds from the sale of stock.

           At the time of conversion, the Bank established a liquidation account in an amount equal to the regulatory capital of the Bank as of the date of the most recent financial statements contained in the final subscription prospectus. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

           Current regulations allow the Bank to pay dividends on its stock if its regulatory capital would not thereby be reduced below the amount then required of the aforementioned liquidation account or applicable regulatory capital requirements or if such dividend would not otherwise violate regulatory requirements. At December 31, 1996, the Bank could make capital distributions of approximately $13,900,000 without prior regulatory approval.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(3)        Securities Available for Sale
           -----------------------------

           The following summarizes the amortized cost, gross unrealized gains, gross unrealized losses and market value of securities available for sale, which are comprised entirely of United States Government agency obligations:

                                                       Gross     Gross
                                       Amortized    unrealized  unrealized    Market
                                         cost          gains      losses      value
                                      ----------     ---------  ----------  ---------

     December 31, 1996                $3,962,180     14,168     (6,918)     3,969,430
                                      ==========     ======     ======      =========
     December 31, 1995                $1,000,000       --       (6,540)       993,460
                                      ==========     ======     ======      =========

During the year ended December 31, 1996, a security available for sale was called at par value. The Company received aggregate proceeds of $1,000,000, which resulted in no realized gain or loss. During 1995, the Bank sold a security available for sale for aggregate proceeds of $1,002,471, resulting in a gross realized loss of $1,470.

A summary of debt securities based on contractual maturities is shown below.
    Actual maturity may differ from contractual maturity because the issuer may have the right to call or prepay the obligation with or without prepayment penalties.

                                                                  December 31, 1996
                                                         ---------------------------------
                                                            Amortized           Market
                                                               cost             value
                                                        ----------------     ------------

               Due within one year or less              $      983,710            980,933
               Due after one year through five years         2,978,470          2,988,497
                                                         =============        ===========
                                                        $    3,962,180          3,969,430
                                                         =============        ===========







                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(4)   Mortgage-Backed Securities
      --------------------------

      The amortized cost and estimated market value of mortgage-backed securities are summarized as follows:

                                                                                    December 31, 1996
                                                 -----------------------------------------------------------------------------------
                                                    Principal        Unamortized        Unearned         Amortized          Market
                                                    balance          premiums          discounts            cost            value
                                                 ------------     --------------     ------------     -------------     -----------

   Available For Sale
   ------------------

GNMA certificates                                $   466,458          6,498                (791)           472,165           497,644
FHLMC certificates                                 1,358,829         28,073                (323)         1,386,579         1,401,752
FNMA certificates                                  1,121,864         14,061                (728)         1,135,197         1,144,475
Collateralized Mortgage

        Obligations                               12,638,279          3,781                --           12,642,060        11,990,244
                                                 -----------        -------         -----------         ----------        ----------
                                                 $15,585,430         52,413              (1,842)        15,636,001        15,034,115
                                                 ===========        =======         ===========         ==========        ==========

                                                                                  December 31, 1995
                                                 ----------------------------------------------------------------------------------
                                                    Principal       Unamortized        Unearned          Amortized         Market
                                                     balance         premiums          discounts           cost            value
                                                 -------------     ------------     -------------     -------------     ----------

   Available For Sale
   ------------------

GNMA certificates                                $   597,000          8,328              (1,540)           603,788           642,028
FHLMC certificates                                 2,149,938         36,609              (1,976)         2,184,571         2,188,962
FNMA certificates                                  1,420,532         19,095              (1,197)         1,438,430         1,439,399
Collateralized Mortgage

        Obligations                               13,638,279         10,899              (6,983)        13,642,195        13,109,623
                                                 -----------        -------         -----------         ----------        ----------
                                                 $17,805,749         74,931             (11,696)        17,868,984        17,380,012
                                                 ===========        =======         ===========         ==========        ==========

The amortized cost, gross unrealized gains, gross unrealized losses and estimated market value of mortgage-backed securities are as follows:

                                                                                   December 31, 1996
                                                     ------------------------------------------------------------------------------
                                                                                Gross              Gross
                                                        Amortized             unrealized        unrealized              Market
                                                           cost                  gains             losses                value
                                                     ---------------        -------------      -------------         ------------
   Available For Sale
   ------------------

GNMA certificates                                      $   472,165             25,595               (116)              497,644
FHLMC certificates                                       1,386,579             18,110             (2,937)            1,401,752
FNMA certificates                                        1,135,197             15,877             (6,599)            1,144,475
Collateralized Mortgage

        Obligations                                     12,642,060               --             (651,816)           11,990,244
                                                       -----------           --------        -----------            ----------
                                                       $15,636,001             59,582           (661,468)           15,034,115
                                                       ===========           ========        ===========            ==========

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(4)     Mortgage-Backed Securities, Continued
        -------------------------------------

                                                                                 December 31, 1995
                                                        ------------------------------------------------------------------
                                                                             Gross            Gross
                                                           Amortized       unrealized       unrealized          Market
                                                             cost            gains            losses            value
                                                         ------------    -------------    --------------      ---------
                      Available For Sale
                      ------------------

            GNMA certificates                            $   603,788         38,240               --             642,028
            FHLMC certificates                             2,184,571         15,980            (11,589)        2,188,962
            FNMA certificates                              1,438,430         11,635            (10,666)        1,439,399
            Collateralized Mortgage
                    Obligations                           13,642,195         34,720           (567,292)       13,109,623
                                                         -----------       --------        -----------        ----------
                                                         $17,868,984        100,575           (589,547)       17,380,012
                                                         ===========       ========        ===========        ==========

        Estimated market values for mortgage-backed securities are based on published market or security dealers' estimated prices.

        For the year ended December 31, 1996, the Company sold available-for-sale mortgage-backed securities for aggregate proceeds of $1,667,340, resulting in gross realized gains and losses of $7,270 and $2,812, respectively.

        For the year ended December 31, 1995, the Bank sold available-for-sale mortgage-backed securities for aggregate proceeds of $20,394,270, resulting in gross realized losses of $812,708.

        In December 1995, a one-time reassessment of the Bank's securities held to maturity was undertaken, as permitted, by the Financial Accounting Standards Board's special report related to implementation of FASB Statement No. 115. In connection with that assessment, the Bank transferred securities held to maturity with an amortized cost of $3,669,000 to securities available for sale in order to permit more responsiveness to changes in interest rates and other balance sheet management factors. At the date of transfer, December 31, 1995, the securities held to maturity had net unrealized gains of $44,000.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(4)     Mortgage-Backed Securities, Continued
        -------------------------------------

        A summary of mortgage-backed securities based on contractual maturities is shown in the table below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.


                                                                                December 31, 1996
                                                                      ---------------------------------
                                                                         Amortized            Market
                                                                          cost                value
                                                                      ------------         ------------
               Due within one year or less                           $      --                    --
               Due after one year through five years                     150,055               155,578
               Due after five years through ten years                    797,424               814,820
               Due after ten years                                    14,688,522            14,063,717
                                                                     ===========            ==========
                                                                     $15,636,001            15,034,115
                                                                     ===========            ==========



(5)      Loans Receivable, Net
         ---------------------

         Loans receivable are summarized as follows:

                                                                                         December 31,
                                                                     ------------------------------------
                                                                        1996                       1995
                                                                        ----                       ----
               Real estate loans:
                     One-to-four family residential                  $63,385,905                55,628,977
                     Multi-family residential                         11,536,914                10,988,709
                     Construction                                      1,798,879                   525,000
                     Other residential and non-residential             9,275,220                 8,392,963
               Consumer loans                                            264,060                    95,445
               Commercial loans (non-mortgage)                           119,302                      --
                                                                     -----------                ----------
                                                                      86,380,280                75,631,094
                                                                     -----------                ----------

               Less:
                    Loans in process                                   1,018,460                   437,359
                    Loans held-for-sale                                  535,327                 1,697,114
                    Deferred loan fees                                   135,606                   149,814
                    Allowance for loan losses                            165,513                   101,709
                                                                      -----------                ----------
                           Total                                     $84,525,374                 73,245,098
                                                                      ===========                ==========



                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(5)     Loans Receivable, Net, Continued
        --------------------------------

        Activity in the allowance for loan losses is summarized as follows:

                                                                                Years ended December 31,
                                                                     ----------------------------------------------
                                                                           1996              1995              1994
                                                                           ----              ----              ----

               Balance, beginning of year                            $   101,709            63,833            32,520
               Provision for loan losses                                  63,804            37,876            30,780
               Loan charge-offs                                             --                --                (167)
               Recoveries                                                   --                --                 700
                                                                     -----------       -----------        ----------
               Balance, end of year                                  $   165,513           101,709            63,833
                                                                     ===========       ===========        ==========

        The Company serviced loans for the Federal Home Loan Mortgage
            Corporation of approximately $2,372,000 and $199,000 at December 31, 1996 and 1995, respectively.

        The Company had no nonaccrual loans as of December 31, 1996, 1995 and 1994.

        Most of the Company's loan activity is with customers located within Hamilton County, Ohio and contiguous counties.

(6)     Investments Required by Law
        ---------------------------

        A minimum of 1% of net home mortgage loans (mortgage loans and contracts secured by residential property less loans in process on residential property) is required to be maintained in Federal Home Loan Bank of Cincinnati (FHLB) common stock. This minimum requirement was $716,200 at December 31, 1996.

(7)     Accrued Interest Receivable
        ---------------------------

        Accrued interest receivable is summarized as follows:

                                                                           December 31,
                                                                  -----------------------------
                                                                  1996                   1995
                                                                  ----                   ----

               Mortgage loans                                $   447,421               393,980
               Investment securities                              66,377                  --
               Mortgage-backed securities                         75,326               113,734
                                                              ==========            ==========
                                                             $   589,124               507,714
                                                              ==========            ==========





                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(8)     Premises and Equipment
        ----------------------

        Premises and equipment consist of the following:

                                                                                                 December 31,
                                                                                   -----------------------------------
                                                                                          1996                1995
                                                                                          ----                ----

               Land                                                                $      15,400               15,400
               Buildings and improvements                                                673,540              695,184
               Furniture, fixtures and equipment                                         547,403              432,122
                                                                                   -------------         ------------
                                                                                       1,236,343            1,142,706
               Accumulated depreciation                                                  629,004              551,835
                                                                                   -------------         ------------
                                                                                   $     607,339              590,871
                                                                                   =============         ============

(9)     Deposits
        --------

        Deposits are comprised of the following:

                                                                 December 31,1996                   December 31, 1995
                                                        ----------------------------------  ---------------------------------
                                                                                  Weighted                          Weighted
                                                                                  average                           average
                                                                                  interest                          interest
                                                            Amount       Percent    rate      Amount      Percent    rate
                                                       ---------------   -------  --------  ----------    -------  -------

               Savings accounts                        $     3,710,025     4.7%    2.00%    3,619,986       4.4%    2.00%
               NOW accounts                                  3,301,631     4.2     2.48     1,921,347       2.4     1.76
               Money market deposit

                       accounts                             11,599,813    14.7     3.72    12,695,676      15.5     3.71
               Certificate accounts, classified
                   at date of issuance:

                      6 months or less                       5,386,983     6.8     5.42     4,407,130       5.4     5.49
                      1 year                                15,473,880    19.6     5.62    15,378,024      18.8     5.96
                      22 months                                875,842     1.1     6.95     2,747,290       3.4     7.09
                      2 years                                9,521,681    12.0     6.11    10,234,331      12.5     5.96
                      33 months                              4,449,715     5.6     7.15     6,999,813       5.3     7.29
                      3 years                                2,218,520     2.8     5.86     3,160,459       3.9     5.29
                      5 or more years                       22,544,688    28.5     8.40    20,584,005      28.4     8.61
                                                       ---------------   -----    -----    ----------     -----     ----
                              Total certificate

                                 accounts                   60,471,309    76.4     6.86    63,511,052      77.7     6.95
                                                       ---------------   =====     ====    ==========     =====     ====
                              Total deposits           $    79,082,778   100.0%    5.98%   81,748,061     100.0%    6.10%
                                                       ===============   =====     ====    ==========     =====     ====

               Deposits with balances equal to or greater than $100,000 at
                   December 31, 1996 and 1995 approximate $16,028,000 and $15,659,000, respectively.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(9)     Deposits, Continued
        -------------------

        Certificate accounts at December 31, 1996 are scheduled to mature as follows:

               In the year ending:
                        December 31, 1997                  $        31,494,489
                        December 31, 1998                           15,435,657
                        December 31, 1999                            5,082,229
                        December 31, 2000                            2,169,498
                        December 31, 2001                            2,883,356
                        After December 31, 2001                      3,406,080
                                                           -------------------
                                                           $        60,471,309
                                                           ===================


        Interest expense on deposits is summarized as follows:

                                                                              Years ended December 31,
                                                            -----------------------------------------------------

                                                                   1996              1995             1994
                                                                   ----              ----             ----

               Savings accounts                             $    115,555            71,341            84,852
               NOW accounts                                       38,201            25,675            29,568
               Money market deposit
                       accounts                                  443,359           464,545           456,595
               Certificate accounts                            4,207,731         4,405,115         4,323,533
                                                            ------------         ---------         ---------
                       Total interest expense
                            on deposits                     $  4,804,846         4,966,676         4,894,548
                                                            ============         =========         =========

        Interest paid (including interest credited) on deposits and borrowings was approximately $4,836,000, $5,261,000, and $5,047,000 for the years ended December 31, 1996, 1995, 1994, respectively.



(10)    Federal Home Loan Bank of Cincinnati Advances
        ---------------------------------------------

        Advances from the FHLB of Cincinnati are summarized as follows:

                                                                                       December 31,
                                                                        ---------------------------------------
                     Maturity Date                Interest rate               1996                     1995
                     -------------                -------------               ----                     ----
               November 1, 2004                        8.15%            $        57,134                  62,145
               December 1, 2004                        8.20%                     70,324                  76,459
                                                                        ===============          ==============
                                                                        $       127,458                 138,604
                                                                        ===============          ==============


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(10)    Federal Home Loan Bank of Cincinnati Advances, Continued
        --------------------------------------------------------

        The advances maturing in November and December 2004 were obtained under the Mortgage Matched Advances Program. In addition to monthly interest and principal payments, the Company has the option of making one annual partial prepayment of principal on each advance without a prepayment fee. The prepayable amount is determined based on the level of mortgage prepayments.

        First mortgage loans and stock in the FHLB of Cincinnati are pledged as collateral to the FHLB in the amount of $192,720 at December 31, 1996.

(11)    Income Taxes
        ------------

        Total income tax expense (benefit) was allocated as follows:

                                                                                    Years ended December 31,
                                                                        --------------------------------------------
                                                                              1996            1995            1994
                                                                              ----            ----            ----
               Statements of income                                     $    165,000        (114,000)        400,000
               Stockholders' equity:
                     Unrealized gains (losses) on
                        securities available for sale                        (33,703)      1,099,425      (1,267,899)
                                                                        ============    ============    ============
                            Total income tax expense (benefit)          $    131,297         985,425        (867,899)
                                                                        ============    ============    ============

        Income tax expense (benefit), from operations, is summarized as follows:

                                                    Years ended December 31,
                                    -----------------------------------------------------
                                         1996                    1995                1994
                                         ----                    ----                ----

               Current              $    68,283               (67,627)             387,000
               Deferred                  96,717               (46,373)              13,000
                                    -----------             ----------          ----------
                                    $    165,000              (114,000)            400,000
                                    ============            ==========          ==========






                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(11)       Income Taxes, Continued
           -----------------------

           Actual income tax expense (benefit) for the years ended December 31, 1996, 1995 and 1994 differs from the "expected" amounts for those years (computed by applying the statutory U.S. Federal corporate income tax rate of 34% to income (loss) before income taxes expense (benefit) as follows:


                                            1996                        1995                      1994
                                    ------------------------   ------------------------   --------------------
                                                     % of                       % of                    % of
                                                    Pretax                     Pretax                  Pretax
                                       Amount       Income       Amount        Income      Amount      Income
                                    -----------   ----------   ----------  ------------  ---------    --------
Computed "expected" tax expense
   (benefit)                        $ 178,181         34.0%    $(114,623)       (34.0)%   $394,594     34.0%
Increase (decrease) in income
   taxes resulting in:
       Graduated tax rates             (1,949)         (.4)         -             -           -          -
       Other                          (11,232)        (2.1)          623           .2        5,406       .5
                                    ---------         ----     ---------         ----     --------     ----
                                    $ 165,000         31.5%    $(114,000)       (33.8)%   $400,000     34.5%
                                    =========         ====     =========         ====     ========     ====

           The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


                                                       December 31,
                                                --------------------------
                                                     1996         1995
                                                     ----         ----
Deferred tax assets:
    Unrealized loss on securities                    $202,177     168,474
    Loan loss reserves                                 58,976      34,581
    Accrued expenses, principally due to
         differences in benefit accruals              112,904     127,500
    Deferred loan fees                                219,677     274,596
    Premises and equipment, principally due
         to differences in depreciation                 8,856        -
                                                     --------     -------
                Total gross deferred tax assets       602,590     605,151
                Less-valuation allowance                 -          -
                                                     --------     -------
                Total net deferred tax assets         602,590     605,151
                                                     --------     -------
Deferred tax liabilities:
    Federal Home Loan Bank stock dividends            137,155     115,497
    Deferred loan costs                               338,960     299,300
    Premises and equipment, principally
       due to differences in depreciation                -           865
                                                     --------     -------
              Total gross deferred tax liability      476,115     415,662
                                                     --------     -------
              Net deferred tax asset                 $126,475     189,489
                                                     ========     =======

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(11)       Income Taxes, Continued
           -----------------------

           No valuation allowance for deferred tax assets was recorded as of December 31, 1996 and 1995 as management believes that the amounts representing future deferred tax benefits will more likely than not be recognized since the Company is expected to have sufficient taxable income of an appropriate character within the carryback and carryforward period as permitted by the tax law to allow for utilization of the future deductible amounts.

           If certain provisions are met, the Company is allowed a special bad debt deduction for additions to tax bad debt reserves established for the purpose of absorbing losses. The allowable deduction is 8% of income subject to tax before such deduction. If the amounts which qualify as deductions for Federal income tax purposes are later used for purposes other than to absorb loan losses, they will be subject to Federal income tax at the then current corporate rate. Tax bad debt deductions that arose prior to 1988 will require recognition of deferred tax liabilities only if it becomes apparent that those temporary differences will reverse in the foreseeable future. Retained income at December 31, 1996 and 1995 includes approximately $2,440,000 of tax bad debt reserves for which no deferred Federal income tax liability has been recognized.

           Based on its stockholders' equity level, the Company was not allowed the special bad debt deduction in the years ended December 31, 1996 and 1995.

           Income taxes paid were approximately $152,000, $110,000, and $354,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

(12)       Benefit Plans
           -------------

           Directors' Retirement Plan
           --------------------------

           In August 1995, the Bank adopted the Directors' Retirement Plan
                 (the "Plan"), a program designed to provide retirement benefits to members of the Board of Directors after their retirement from active service on the board. Any director who has met certain age and length of service requirements may elect to participate in the amended Plan. The Company makes quarterly contributions to eligible directors' accounts in an amount equal to his/her most recent twelve months director's base annual fees for a specified number of years based on length of service, not to exceed ten years. Total expense for such participants, including prior service costs, was $375,000 in 1995. The Plan has corresponding net assets in a trust of approximately $384,000 and $375,000 at December 31, 1996 and 1995, respectively. The Plan was approved by the members of the Bank at its annual meeting on February 12, 1996. As a result of discussions with federal regulators, in June of 1996 the Board of

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(12)       Benefit Plans, Continued
           ------------------------

           Directors' Retirement Plan, Continued
           -------------------------------------

                 Directors of the Bank voted to reduce the benefits provided under the original Plan and to submit an amended Plan for approval by the stockholders of the Company following completion of the Conversion.

           On December 23, 1996, the stockholders of the Company approved the adoption of an amended Plan, effective January 1, 1995, and, upon approval of the reduced benefit, the Company recorded an $80,000 recovery of Plan expense. Net expense of this Plan for 1996 was a $40,000 benefit. There was one retiree from the Board of Directors receiving benefits under the amended Plan during the year ended December 31, 1996 and no retirees from the Board of Directors receiving benefits under the original Plan during the year ended December 31, 1995.

           Employee Stock Ownership Plan
           -----------------------------

           Effective January 1996, the Company established the Employee Stock
                 Ownership Plan ("ESOP") for the benefit of eligible employees. The Plan purchased 227,470 shares of the Company's stock at $10.375 per share in September 1996. To be eligible, an employee must be 21 years of age and have completed at least one year of service. The ESOP is to be funded by contributions made by the Company or the Bank in cash or shares of common stock. Shares purchased are held in a suspense account for allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among participants on the basis of their annual compensation. The purchase of the shares by the ESOP has been recorded in the consolidated financial statements through a charge to a contra equity account for the unallocated shares. The contra equity account is reduced as the shares are committed to be released to the participants. The Company records compensation expense as shares are committed to be released to directly compensate employees equal to the fair value of the shares committed. The difference between the fair value of the shares committed to be released and the cost of such shares are charged or credited to additional paid-in capital. Additionally, ESOP shares that have been committed to be released are considered outstanding for earnings per share computations. For the year ended December 31 1996, the Company committed 11,722 shares to be released to employees, with corresponding expense of $133,000. The remaining 215,748 unallocated shares had a fair value of approximately $2,616,000 at December 31, 1996.

           Savings Plan
           ------------

           The Company maintains a savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all full-time employees after one month of continuous employment. Total savings plan expense was approximately $13,000, $21,000 and $19,000 for the years ended December 31, 1996, 1995 and 1994, respectively.


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(13)       Commitments and Contingencies
           -----------------------------

           Off-Balance Sheet Risk
           ----------------------

           The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit risk that are not recognized in the consolidated statement of financial condition.

           The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and obligations as it does for on-balance sheet instruments. In extending commitments, the Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.

           Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

           A summary of financial instruments with off-balance sheet risk follows:


                                                                        Contract or notional amount
                                                                               December 31,
                                                                        ---------------------------
                                                                           1996           1995
                                                                           ----           ----
Financial instruments whose contract amounts represent credit risk:
  Undisbursed construction loans in process                             $1,018,460       437,359
  Undisbursed lines of credit on home equity loans                       2,976,408     1,091,725
  Loan commitments:
    Adjustable (6.13% to 9.25% and 7.25% to 10.75%
       at December 31, 1996 and 1995, respectively)                        426,750       186,900
    Fixed (7.00% to 12.40% and 6.75% to 7.00%
       at December 31, 1996 and 1995, respectively)                      4,911,650       319,300

        Market risk arises from fixed rate loan commitments. A rise in interest rates prior to closing will cause a decrease in the fair value of fixed rate loan commitments.







                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(13)       Commitments and Contingencies, Continued
           ----------------------------------------

           Contingencies
           -------------

           The Company can be involved in various claims and legal actions arising in the ordinary course of business. At December 31, 1996, there are no such legal matters that will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

           The Company's deposits are insured to the extent provided by law, by the FDIC's Savings Association Insurance Fund (SAIF). On August 8, 1995, the FDIC approved a significant reduction in the deposit insurance premiums charged to those financial institutions that are members of the Bank Insurance Fund (BIF). Under the new rate structure, the most highly rated BIF members were to pay a premium equal to 0.04% of insured deposits as compared to the previous rates ranging from 0.23% of insured deposits for well capitalized institutions to 0.31% of deposits for undercapitalized institutions. This amendment created a significant disparity between the deposit insurance premiums paid by BIF and SAIF members.

           In order to eliminate this premium disparity, both the United
                 States Senate and the House of Representatives, as a part of a budget reconciliation package, approved legislation which levied a one-time assessment on institutions with deposits insured by the SAIF in order to recapitalize the SAIF. The assessment, set by the FDIC at 0.65% of SAIF-insured deposits as of March 31, 1995, was paid on November 27, 1996. The effect of this assessment was to reduce the Company's net income for the year ended December 31, 1996 by $385,000. As a result of this legislation, the Company's deposit insurance premiums will be reduced from the current 23 basis points to approximately
                 6.5 basis points, a 72% decrease, effective for quarters ending after December 31, 1996.

           Concentration of Credit Risk
           ----------------------------

           The Company considers its primary market area for lending and savings activities to be the immediate geographic area of Greater Cincinnati. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contractual obligation is reliant upon the economic stability of the region.











                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(14)       Fair Value of Financial Instruments
           -----------------------------------

           The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

                 Cash Equivalents
                 ----------------

                 The carrying amount of cash equivalents is a reasonable
                      estimate of fair value.

                 Securities
                 ----------

                 Estimated market values for securities are based on published market or securities dealers' estimated prices.

                 Loan Receivables
                 ----------------

                 For certain homogeneous categories of loans, such as
                      residential mortgages and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities.

                 Deposit Liabilities
                 -------------------

                 The fair value of demand deposits, savings accounts, and
                      certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

                 FHLB Advances
                 -------------

                 The fair value of FHLB advances is estimated by discounting the future cash flows of each advance at rates currently offered to the Company for similar advances of comparable maturities by the FHLB.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

           ----------------------------------------------

           The estimated fair values of the Company's financial instruments are as follows:


                                                  December 31, 1996       December 31,1995
                                              -----------------------   -----------------------
                                                Carrying     Fair       Carrying         Fair
                                                 Amount     Value        Amount         Value
                                              ----------  -----------   -----------  ----------
                                             (Thousands)  (Thousands)   (Thousands)  (Thousands)

Financial assets:
  Cash and cash equivalents                  $ 13,420       13,420          869          869
  Securities                                    3,969        3,969          993          993
  Mortgage-backed securities                   15,034       15,034       17,380       17,380
  Loans held for sale                             527          527        1,697        1,728

  Loans receivable:
    1-4 family adjustable rate mortgages       15,864       15,685        8,892        8,865
    Other adjustable                           13,366       13,088       12,440       12,252
    1-4 family fixed rate mortgages            46,673       45,300       44,884       44,544
    Other fixed                                 7,748        7,588        7,038        6,908
    Second mortgages                              793          868          148          162
    Consumer loans                                264          267           95           95
    Commercial                                    119          118          -            -
    Less: Allowance for loan losses              (166)        (166)        (102)        (102)
          Deferred loan fees                     (136)        (136)        (150)        (150)
                                              -------      -------      -------       ------
                Net loans                    $ 84,525       82,612       73,245       72,574
                                              =======      =======      =======       ======
Financial liabilities:
  Deposits:
    Certificate accounts                       60,471       61,263       63,511       65,137
    Money market deposit accounts              11,600       11,600       12,696       12,696
    Savings accounts                            3,710        3,710        3,620        3,620
    Now accounts                                3,302        3,162        1,921        1,921
                                              -------      -------      -------       ------
                Total deposits                 79,083       79,735       81,748       83,374
                                              -------      -------      -------       ------
FHLB advances                                 $   127          110          138          131
                                              =======      =======      =======       ======












                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(15)       Regulatory Matters
           ------------------

           The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

           Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tangible, Tier I/Core and Risk-based capital (as defined in the regulations). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

           As of December 31, 1996, the most recent notification from FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Tangible, Tier I/Core, Risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

           The Bank's actual capital amounts and ratios are also presented in the table.


                                                                                 To Be Well
                                                                             Capitalized Under
                                                         For Capital         Prompt Corrective
                                      Actual          Adequacy Purposes      Action Provisions
                             ---------------------   -------------------  ----------------------
                                Amount      Ratio      Amount      Ratio    Amount        Ratio
                             -----------   -------   ---------    ------  ----------   ---------

As of December 31, 1996:

   Tangible Capital          $28,799,276    26.63%  $1,622,277     1.50%  $5,407,590      5.00%

   Tier I/Core Capital        28,799,276    26.63%   3,244,555     3.00%   6,489,110      6.00%

   Risk-based Capital         28,964,789    45.27%   5,118,880     8.00%   6,398,600     10.00%

As of December 31, 1995:

    Tangible Capital          14,517,003    13.93%   1,562,904     1.50%   5,209,680      5.00%

    Tier I/Core Capital       14,517,003    13.93%   3,125,808     3.00%   6,251,616      6.00%

    Risk-based Capital        14,618,712    25.30%   4,623,280     8.00%   5,779,100     10.00%

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(16)       Parent Company Financial Statements
           -----------------------------------

           Condensed financial data for Westwood Homestead Financial Corporation
                 (Parent company only) at December 31, 1996 and for the period from inception at September 27, 1996 to December 31, 1996 are as follows:


                   Condensed Statement of Financial Condition
                                December 31, 1996
--------------------------------------------------------------------------------

Assets:
  Interest-bearing deposits with banks                            $11,612,736
  Investment in subsidiary                                         28,405,983
  Prepaid income taxes                                                  1,399
                                                                  -----------
             Total assets                                         $40,020,118
                                                                  ===========
Liabilities and stockholders' equity:
   Accrued expenses                                                    37,700
   Stockholder's equity                                            39,982,418
                                                                  -----------
              Total liabilities and stockholders' equity          $40,020,118
                                                                  ===========


                      Condensed Statement of Income Period
          from Inception (September 27, 1996) through December 31, 1996
--------------------------------------------------------------------------------
Interest income:  interest-bearing deposits                       $   138,583
Non-interest expenses                                                  47,898
                                                                  -----------
       Income before Federal income taxes and
             equity in earnings of subsidiary                          90,685
Federal income tax expense                                             19,601
                                                                  -----------
        Income before equity in earnings of subsidiary                 71,084
Equity in earnings of subsidiary                                      287,979
                                                                  -----------
        Net income                                                $   359,063
                                                                  ===========








                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(16)       Parent Company Financial Statements, Continued
           ----------------------------------------------


                        Condensed Statement of Cash Flows
      Period from Inception (September 27, 1996) through December 31, 1996
--------------------------------------------------------------------------------

Cash flows from operating activities:
    Net income                                                  $    359,063
    Adjustments to reconcile net income to cash provided by
       operating activities:
          Equity in earnings of subsidiary                          (287,979)
          Increase in prepaid income taxes                            (1,400)
          Increase in accrued expenses                                37,700
                                                                ------------
             Net cash provided by operating activities               107,384
                                                                ------------
Cash flows from investing activities:
   Purchase of common stock issued by subsidiary                 (13,865,353)
                                                                ------------
             Net cash used in investing activities               (13,865,353)
                                                                ------------
Cash flows from financing activities:
   Proceeds from issuance of common stock                         27,730,706
   Purchase of common stock by employee stock
      ownership plan                                              (2,360,001)
                                                                ------------
             Net cash provided by financing activities            25,370,705
                                                                ------------
Net increase in cash and cash equivalents                         11,612,736
Cash and cash equivalents at beginning of year                          -
                                                                ------------
Cash and cash equivalents at end of year                        $ 11,612,736
                                                                ============










                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(17)         Quarterly Results of Operations (Unaudited)
             -------------------------------------------

           The following is a summary of the quarterly results of operations for the years ended December 31, 1996 and 1995 (in thousands, except per share amounts):


                                               Three Months Ended
                                ------------------------------------------------
                                December 31, September 30, June 30,  March 31,
                                     1996       1996        1996     1996
                                ------------ ------------  ------- -------------

Total interest income              $ 2,208      2,000      1,852     1,815
Total interest expense               1,158      1,254      1,212     1,210
Net interest income                  1,050        746        640       605
Provision for loan losses               19         15         15        15
Non-interest income                     40         23         24        45
Non-interest expenses and
   provision for income taxes          656      1,026        536       532
Net income (loss)                      415       (272)       113       103
Earnings per common share
   since conversion                    .16        N/A        N/A       N/A

                                              Three Months Ended
                                -----------------------------------------------
                                December 31, September 30, June 30,  March 31,
                                     1995       1995       1995       1995
                                ------------- ----------   --------  ----------

Total interest income              $ 1,873      1,893      1,981      2,009
Total interest expense               1,258      1,263      1,367      1,373
Net interest income                    615        630        614        636
Provision for loan losses               10         28        -          -
Non-interest income (loss)            (207)        11       (571)        29
Non-interest expenses and
   provision for income taxes          702        421        330        489
Net income (loss)                     (304)       192       (287)       176
Earnings per common share
   since conversion                    N/A        N/A        N/A        N/A



                               BOARD OF DIRECTORS
--------------------------------------------------------------------------------
                    WESTWOOD HOMESTEAD FINANCIAL CORPORATION
                       and WESTWOOD HOMESTEAD SAVINGS BANK
Carl H. Heimerdinger                             Michael P. Brennan
Chairman of the Board                            Director
Retired                                          President/CEO
Treasurer, Cincinnati Public Schools             Westwood Homestead Savings Bank

John B. Bennet, Sr.                              Raymond J. Brinkman CPA
Vice Chairman of the Board                       Director
Retired                                          Retired
Self-employed dentist                            Senior Manager, Deloitte & Touche LLP

Mary Ann Jacobs                                  Roger M. Higley
Secretary                                        Director
Partner, Law Firm Ritter & Randolph              Self-employed dentist

Robert H. Bockhorst                              James D. Kemp
Director                                         Director
Self-employed appraiser & real                   Vice President of Sales,  Hilliard Lyons
  estate investor


                   OFFICERS OF WESTWOOD HOMESTEAD SAVINGS BANK
--------------------------------------------------------------------------------
* Michael P. Brennan                             Juliana R. Bauer
  President/CEO                                  Assistant Vice President
                                                 Savings Manager
* John E. Essen CPA
  Chief Financial Officer                        Ruth H. Webber
  and Treasurer                                  Assistant Secretary

 Gerald T. Mueller
 Vice President
 Director of Lending   * Also officers of Westwood Homestead Financial Corporation



                                BANKING LOCATIONS
--------------------------------------------------------------------------------
        3002 Harrison Avenue                        1101 St. Gregory Street
        Cincinnati, Ohio 45211                      Cincinnati, Ohio 45202

                              CORPORATE INFORMATION
--------------------------------------------------------------------------------
CORPORATE OFFICE                             INDEPENDENT AUDITOR
 Westwood Homestead Financial Corp.           KPMG Peat Marwick L.L.P.
 3002 Harrison Avenue                         1600 PNC Center
 Cincinnati, OH  45211                        201 East Fifth Street
 (513) 661-5735                               Cincinnati, OH 45202

SPECIAL COUNSEL                              LEGAL COUNSEL
 Housley Kantarian & Bronstein, P.C.           Ritter & Randolph
 1220 19th Street, N.W., Suite 700             105 E. Fourth Street
 Washington, DC 20036                          Cincinnati, OH 45202

 STOCK TRANSFER AGENT                        ANNUAL REPORT ON FORM 10-K

Inquiries regarding stock transfer,          A copy of the Company's annual
registration, lost certificates or           report on Form 10-K, filed with
changes in name and address                  SEC is available without charge
should be directed to the stock              by writing:
transfer agent and registrar by
writing:

   Keith M. Maurmeier                         John E. Essen CPA
   Senior Trust Officer                       Chief Financial Officer
   Star Bank                                  Westwood Homestead Financial Corp.
   P.O. Box 1118                              3002 Harrison Avenue
   Cincinnati, OH 45201-1118                  Cincinnati, OH 45311


                                  MARKET MAKERS
-------------------------------------------------------------------------------
   ABN Amro Chicago Corp.                     Herzog, Heine, Geduld, Inc.
   Capital Resources, Inc.                    Keefe, Bruyette & Woods, Inc.
   Everen Securities, Inc.                    Sandler O'Neill & Partners, L.P.
   Friedman Billings Ramsey & Co.             S. J. Wolfe & Co.

   As of February 15, 1997

-------------------------------------------------------------------------------

                                 ANNUAL MEETING

The Annual Meeting of Stockholders of Westwood Homestead Financial Corporation will be held on April 1, 1997, at 9:00 a.m., local time, at Westwood Homestead Savings Bank, 3002 Harrison Avenue, Cincinnati, Ohio. Stockholders are invited to attend.

-------------------------------------------------------------------------------