Form 10-K, Exhibit 13
period 1997-12-31
WESTWOOD HOMESTEAD FINANCIAL CORP
filed 1998-03-31
CIK 1010550

                                   EXHIBIT 13

 ==============================================================================


                    WESTWOOD HOMESTEAD FINANCIAL CORPORATION




                           [WESTWOOD HOMESTEAD LOGO]




                       1997 ANNUAL REPORT TO STOCKHOLDERS



 ==============================================================================

                    WESTWOOD HOMESTEAD FINANCIAL CORPORATION
--------------------------------------------------------------------------------

Westwood Homestead Financial Corporation (the "Company") is an Indiana corporation formed in March 1996 at the direction of The Westwood Homestead Savings Bank ("Westwood Homestead" or the "Bank") for the purpose of becoming a holding company for the Bank as part of the Bank's Conversion from mutual to stock form. Effective September 27, 1996, the Company issued 2,843,375 shares of common stock for net proceeds of $27.7 million. The Company is headquartered in Cincinnati, Ohio and its primary assets consist of the outstanding capital stock of the Bank and a note receivable from the ESOP.

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


STOCK LISTING INFORMATION

The Company's common stock is traded on the NASDAQ National Market under the symbol "WEHO."

STOCK PRICE INFORMATION

The following sets forth the high and low bid prices for the first five quarters of trading. The prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

                           Quarter Ended                      High              Low
                           -------------                      ----              ---
                           December 31, 1996                  12.25             10.25
                           March 31, 1997                     14.81             11.63
                           June 30, 1997                      14.50             12.38
                           September 30, 1997                 18.00             13.88
                           December 31, 1997                  18.13             13.75

As of December 31, 1997, there were approximately 500 shareholders of record, not including those shares held in either nominee or street name through various brokerage firms or banks.

                       PRESIDENT'S LETTER TO STOCKHOLDERS
--------------------------------------------------------------------------------

We are pleased to provide you with our Westwood Homestead Financial Corporation's Annual Report for 1997. Your Board of Directors, officers and employees greatly appreciate your investment in our stock.

A YEAR OF GROWTH
During the past year the lending department turned in another solid performance with an increase of $32.5 million in net loans receivable for a 38.2% gain over the previous year. Our 100% Mortgage Loan Program continues to produce well. At year-end we had 121 loans with over $2,569,000 outstanding in fixed rate seconds produced from this Program with a weighted average interest rate of 12.40%.

Even with this growth in lending, we are pleased to report that at year-end, nonperforming loans to total loans was .13% and that our allowance for loan loss to total loans stood at .23%.

On the liability side, we continued to see good growth during 1997 in our checking account programs. Checking account balances increased by 115% to end the year at $7.1 million. Overall, deposits grew to $88.2 million or 11.5% during fiscal 1997.

Total assets at December 31, 1997 amounted to $134.3 million compared to $120.0 million at December 31, 1996. This increase of $14.3 million, or 12%, was the direct result of the increase in loans receivable.

EARNINGS
Net income for the year ended December 31, 1997, was $883,000, an increase of $524,000 over the previous year. A substantial impact on our earnings for 1996 can be attributed to the one time after-tax charge of $385,000 for the Federal Deposit Insurance Corporation's special assessment of thrifts to recapitalize the Savings Association Insurance Fund. In December 1997, as part of a balance sheet realignment, $12.6 million of securities were sold for a loss of $535,000. The sale proceeds will be used to fund future loan growth.

SHAREHOLDER GOALS
Executing our Strategic Plan, our Board of Directors authorized the payment of a "Return of Capital" of $3.50 per share in December 1997.

We are pleased to report a decline in the Company's efficiency ratio during the year from 63.15% to 60.48%. Excluding the loss from the sale of securities in the fourth quarter, our return on equity and earnings per share increased to 3.12% and $0.47 per share, respectively, during 1997.

LOOKING FORWARD TO 1998
An important part of our future will be the application of technological solutions to all levels of banking. To this end, we have converted our computer systems to the client server technology. In early 1998, we plan on introducing Ami, a voice response system, that will give our customers account information over the telephone 24 hours a day. Later in the year, we plan to provide our customers with a debit card from Visa(R) Check Card. At our main office, we are planning to open a two lane drive-in teller system and a new MAC drive-up ATM for "cash fill-ups". In the summer months, we have slated the opening of a new two-story building adjacent to our main office to house our expanding loan operation and our executive staff.

Respectfully,
/s/ Michael P. Brennan


Michael P. Brennan
President/CEO

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Financial Condition Data:                                      At December 31,
                                   ------------------------------------------------------------------------
                                        1997           1996          1995           1994            1993
                                   ------------   ------------   ------------   ------------   ------------
Amount of:                                                  (Dollars in thousands)
  Assets                           $    134,259   $    119,951   $     96,638   $    112,978   $    114,344
  Loans held for sale                        --            527          1,697             --             --
  Loans receivable, net                 117,648         84,525         73,245         70,185         63,205
  Cash and cash equivalents              10,368         13,420            869            748          2,608
  Investment securities                   1,000          3,969            993          1,886          2,003
  Mortgage backed securities              2,151         15,034         17,380         36,935         44,600
  Deposits                               88,234         79,083         81,748         92,526         99,895
  FHLB advances                          14,765            127            139          5,349             --
  Federal funds purchased                    --             --             --          2,200             --
  Stockholders' equity (Retained
   income prior to 1996)                 30,146         39,982         14,190         12,279         13,980
Number of:
  Loans outstanding                       1,735          1,391          1,140          1,070          1,045
  Deposit accounts                        7,074          6,732          7,841          7,655          7,554
  Offices open                                2              2              1              1              1


Operating Data:                                                      Year ended December  31,
                                         -----------------------------------------------------------------------------
                                             1997             1996            1995            1994            1993
                                         ------------     ------------    ------------    ------------    ------------

Interest income                          $     10,269     $      7,875    $      7,756    $      7,653    $      7,749
Interest expense                                5,564            4,834           5,262           5,047           5,010
                                         ------------     ------------    ------------    ------------    ------------
Net interest income                             4,705            3,041           2,494           2,606           2,739
Provision for loan losses                         101               64              38              30              12
                                         ------------     ------------    ------------    ------------    ------------
Net interest income after provision             4,604            2,977           2,456           2,576           2,727
Non-interest income (loss)                       (375)             132            (737)             79              72
Non-interest expense (1)                        2,927            2,585           2,056           1,494           1,326
                                         ------------     ------------    ------------    ------------    ------------
Income (loss) before income tax                 1,302              524            (337)          1,161           1,473
Federal income tax expense (benefit)              419              165            (114)            400             500
                                         ------------     ------------    ------------    ------------    ------------
Net income (loss)                                 883              359            (223)            761             973
                                         ============     ============    ============    ============    ============


Key Ratio Data:

Return on average assets                         0.66%            0.34%         -0.21%            0.66%           0.88%
Return on average equity                         2.23             1.71           -1.59            5.39            7.19
Net interest margin                              3.56             2.93            2.44            2.32            2.53
Non interest expense to average assets           2.19             2.45            1.97            1.31            1.20
Allowance for loan loss to total loans            .23              .20             .14             .09             .05
Non performing loans to total loans               .13               --              --             .03             .17


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

RESULTS OF OPERATIONS

Westwood Homestead Financial Corporation reported net income of $883,000 in 1997 which includes the charge of $535,000 relating to the balance sheet realignment of $12.6 million of securities. The proceeds of this sale are being reinvested in higher yielding loans. Although the Company had no chargeoffs during the year, the Company increased its allowance for loan loss by $101,000 due to the inherent risk associated with the new products such as non-conforming loans (to secondary market guidelines), 100%-125% loan to value programs, an aggressive first time home buyer campaign and commercial loans. Net income increased $582,000 to $359,000 in 1996 from a loss of $223,000 in 1995. This increase was primarily due to the loss on sale of securities of $814,000 in 1995.

NET INTEREST INCOME

Net interest income increased $1,663,000, or 54.7%, during the year 1997 to $4,705,000 due primarily to the investment of proceeds from the stock conversion for the full year. Net interest income increased $547,000, or 21.9%, during the year 1996 to $3,041,000. Net interest margin was 3.56%, 2.93%, and 2.44% for the years 1997, 1996 and 1995 respectively.

Interest income increased $2,393,000 during 1997 as conversion proceeds were invested in loans and short term investments. The average balance of loans receivable increased $23.4 million, or 29.6%, while the average yield increased 23 basis points to 8.29%. The yield on interest earning assets climbed to 7.77% in 1997. During 1996 interest income increased $119,000 while the average yield on interest earning assets decreased slightly from 7.60% in 1995 to 7.59% in 1996.

Interest expense increased $730,000 during 1997 as Federal Home Loan Bank advances were used to fund much of the increase in loan demand. The cost of liabilities increased 20 basis points to 5.95% for the year ended December 31, 1997. Interest expense decreased $428,000 during 1996 primarily due to a decrease of $5.7 million in average interest bearing liabilities. Stock conversion proceeds were used to pay off short term borrowings while deposit withdrawals to fund stock purchases accounted for the decrease in deposit balances. The average cost of interest bearing liabilities decreased to 5.75% during 1996 from 5.86% in 1995.

The following table sets forth certain information relating to the Company's average interest earning assets, interest bearing liabilities and net interest income.




                                   ------------------------------------------------------------------------------
                                                       1997                                   1996
                                   ------------------------------------------------------------------------------
(Dollars in thousands)                  Average                  Average       Average                   Average
                                        Balance    Interest        Yield       Balance    Interest         Yield
                                   ------------------------------------------------------------------------------
Interest earning assets
Loans receivable, net              $    102,346       8,480        8.29%  $     78,975       6,362         8.06%
Investment securities                     2,845         167        5.88%         1,961         107         5.43%
Mortgage backed securities               13,983         892        6.38%        16,168       1,044         6.46%
Other interest earning assets            12,967         730        5.63%         6,640         363         5.47%
                                   ------------------------------------------------------------------------------
Total interest earning assets           132,141      10,269        7.77%       103,744       7,876         7.59%
Non-interest earning assets               1,531                                  1,820
                                   ------------                           ------------
Total assets                       $    133,672                           $    105,564
                                   ------------                           ------------

Interest bearing liabilities
Deposits                           $     82,422       4,861        5.90%  $     83,622       4,805         5.75%
Federal funds and FHLB
  advances                               11,107         703        6.33%           447          30         6.62%
                                   ------------------------------------------------------------------------------
Total interest bearing liabilities       93,529       5,564        5.95%        84,069       4,835         5.75%
                                                -----------  -----------               -----------  ------------
Non interest bearing liabilities            547                                    512
                                   ------------                           ------------
Total liabilities                        94,076                                 84,581
Equity                                   39,596                                 20,983
                                   ------------                           ------------
Total liabilities and equity       $    133,672                           $    105,564
                                   ------------                           ------------

Net interest earning assets        $     38,612                           $     19,675
                                   ============                           ============
Net interest income                                   4,705        1.82%                     3,041         1.84%
                                                ===========  ===========               ===========  ============
Net interest margin                                                3.56%                                   2.93%
                                                             ===========                            ============


                                   --------------------------------------
                                                       1995
                                   --------------------------------------
(Dollars in thousands)                  Average                   Average
                                        Balance    Interest         Yield
                                   --------------------------------------
Interest earning assets
Loans receivable, net                    71,395       5,752         8.06%
Investment securities                     1,842          95         5.16%
Mortgage backed securities               27,765       1,837         6.62%
Other interest earning assets             1,089          72         6.61%
                                   --------------------------------------
Total interest earning assets           102,091       7,756         7.60%
Non-interest earning assets               2,105
                                   ------------
Total assets                            104,196
                                   ------------

Interest bearing liabilities
Deposits                                 85,421       4,967         5.81%
Federal funds and FHLB
  advances                                4,318         295         6.84%
                                   --------------------------------------
Total interest bearing liabilities       89,739       5,262         5.86%
                                                -----------  ------------
Non interest bearing liabilities            385
                                   ------------
Total liabilities                        90,124
Equity                                   14,072
                                   ------------
Total liabilities and equity            104,196
                                   ------------

Net interest earning assets              12,352
                                   ============
Net interest income                                   2,494         1.74%
                                                ===========  ============
Net interest margin                                                 2.44%
                                                             ============

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


                                                                       Year ended December 31,
                                    ----------------------------------------------------------------------------------------------
                                                    1997 vs. 1996                                    1996 vs. 1995
                                    ---------------------------------------------    ---------------------------------------------
                                            Changes due to Increases ( Decreases)            Changes due to Increases ( Decreases)
                                    ---------------------------------------------    ---------------------------------------------
(in thousands)                                                Rate/                                            Rate/
Interest Income                        Volume      Rate       Volume     Total          Volume      Rate       Volume     Total
                                    ------------ --------- ------------ ---------    ------------ --------- ------------ ---------
  Loans receivable                  $      1,882       181           54     2,117    $        611        (1)           0       610
  Investment securities                       48         9            4        61               6         5            0        11
  Mortgage backed securities                (141)      (13)           2      (152)           (767)      (44)          19      (792)
  Other interest earning assets              346        11           10       367             370       (13)         (67)      290
                                    ------------ --------- ------------ ---------    ------------ --------- ------------ ---------
Total interest earning assets              2,135       188           70     2,393             220       (53)         (48)      119

Interest expense
  Deposits                                   (69)      127           (2)       56            (105)      (58)           1      (162)
  Borrowings                                 706        (1)         (31)      674            (265)      (10)           9      (266)
                                    ------------ --------- ------------ ---------    ------------ --------- ------------ ---------
Total interest bearing liabilities           637       126          (33)      730            (370)      (68)          10      (428)

                                    ------------ --------- ------------ ---------    ------------ --------- ------------ ---------
Change in net interest income       $      1,498        62          103     1,663    $        590        15          (58)      547
                                    ============ ========= ============ =========    ============ ========= ============ =========


NON-INTEREST INCOME

Non-interest income consists of service charges and fees on deposit accounts and net gains or losses from the sale of mortgage loans and securities. Service charges and fees increased 74% to $134,000 during 1997. As part of the balance sheet realignment in 1997, the loss on security sales of $532,000 resulted in a $507,000 decrease from 1996 in non-interest income. Non-interest income increased to $132,000 during 1996 from a loss of $738,000 during 1995. Security sales resulted in gains of $4,000 in 1996 as compared to a loss of $814,000 in 1995. These losses were a result of the balance sheet restructuring in 1995 to reduce the concentration of out of state deposits and to fund loan growth. Loan sales of $2.3 million resulted in gains of $50,000 in 1996. Service charges and fees remained at comparable levels during 1996 despite unusually high early withdrawal penalties in 1995.

NON-INTEREST EXPENSE

Non-interest expense increased $342,000, or 13.2%, in fiscal 1997 primarily as a result of anticipated expenses related to the stock benefit plans totaling $662,000. Due to the special SAIF assessment paid in 1996, FDIC insurance premiums decreased $674,000 in 1997. Because of higher capital levels at December 31, 1996, franchise tax increased $252,000, or 130%, over 1996. The Bank's commitment to enhance its technology was reinforced as the core transaction processing was converted to Fiserv Inc in the fall of 1997. As a result, approximately $50,000 in one-time charges were recognized causing data processing costs to increase $68,000. Management believes this investment in technology will allow for efficient and effective delivery of products and services to its customers. The main office location opened its two lane drive-through and ATM in February 1998 which will provide greater convenience for customers. The Bank also has plans for additional office space at the main office to accommodate current and future increases in staffing. This expansion in 1998 will be a $1 million investment for continued growth of Westwood Homestead.

In 1996 non-interest expense increased $529,000 from $2,056,000 primarily due to the SAIF special assessment of $584,000 while compensation and benefits decreased $186,000 during 1996. In 1995 a charge of $375,000 was recognized to fund the Directors Retirement Plan. In 1996 Plan contributions of $40,000 were offset by an $80,000 recovery that was recorded to reflect certain provisions of the amendment to the Plan approved by the stockholders on December 23, 1996. Legal and accounting fees increased $71,000, or 100%, due to activities relating to being a public company.

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

The following table displays the distribution of the Company's interest earning assets and interest bearing liabilities maturing or repricing over various time periods as of December 31, 1997. The amount of assets and liabilities in each time period was determined by the contractual terms of the assets and liabilities. The table does not reflect prepayment of fixed rate loans or mortgage backed securities prior to maturity. Based upon experience, prepayments will tend to be slower during periods of rising rates and accelerate as rates fall. Any prepayments would decrease the negative one year GAP position. Transaction accounts are included in the zero to six month repricing category based on their contractual terms, although these accounts have not been sensitive to changes in market interest rates over the past several years.

(In thousands)                          0-6           6-12         1-3            3-5         Over 5                    Fair
                                       Months        Month        Years          Years         Years        Total       Value
                                    --------------------------------------------------------------------------------------------
1-4 Residential fixed               $        136            40          362          1,532        54,637      56,707      57,255
1-4 Residential adjustable                 4,439         5,294       10,135          1,775         8,164      29,807      29,456
Other fixed                                   58           685        1,603            902         9,516      12,764      12,476
Other adjustable                           5,661         2,272        5,412             --         2,467      15,812      15,394
Second mortgage                                1                         10             95         2,267       2,373       2,678
Consumer                                     340             4          155            149            10         658         666
Securities                                 2,629            --            4            202           273       3,108       3,151
Other investments                         10,138            --           --             --            --      10,138      10,138
                                    --------------------------------------------------------------------------------------------
Total                               $     23,402         8,295       17,681          4,655        77,334     131,367     131,214
                                    --------------------------------------------------------------------------------------------
Transaction accounts                $     21,124            --           --             --            --      21,124      21,124
Time deposits                             24,271        14,367       18,320          6,950         3,202      67,110      67,958
Borrowings                                 5,000         2,000        4,650          1,000         2,115      14,765      14,419
                                    --------------------------------------------------------------------------------------------
Total                               $     50,395        16,367       22,970          7,950         5,317     102,999     103,501
                                    --------------------------------------------------------------------------------------------
Interest sensitivity GAP            $   (26,993)       (8,072)      (5,289)        (3,295)        72,017
Cumulative GAP                          (26,993)      (35,065)     (40,354)       (43,649)        28,368
Ratio of interest earning assets
to interest bearing liabilities            46.4%         50.7%        77.0%          58.6%       1454.5%
Ratio of cumulative
GAP to total assets                       -20.1%        -26.1%       -30.1%         -32.5%         21.1%


Management also measures the Bank's interest rate risk by computing estimated changes in net interest income ("NII") and market value of portfolio equity ("MVPE") based on cash flows from assets and liabilities in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's net interest income and MVPE of sudden and sustained 1% to 4% increases and decreases in market interest rates. The following table presents the Bank's projected change in net interest income over a twelve month period and MVPE for various rate shock levels at December 31, 1997.


        Change                     MVPE                       NII
        in Rates            -----------------           ---------------
                                 % Change                   % Change

        +400 bps                  -42.2%                    -28.0%
        +300 bps                  -33.2%                    -20.4%
        +200 bps                  -23.3%                    -13.0%
        +100 bps                  -12.3%                     -6.3%
        -100 bps                   13.7%                      6.0%
        -200 bps                   29.0%                     11.9%
        -300 bps                   46.2%                     17.1%
        -400 bps                   65.5%                     21.0%

BALANCE SHEET ANALYSIS

Total assets increased $14.3 million, or 11.9%, to $134.3 million at December 31, 1997 from $120.0 million at December 31, 1996. The following paragraphs discuss the significant changes in the major balance sheet categories during these periods.

LOANS

Loans, net of allowance for loan losses and including loans held for sale, increased $32.5 million, or 38.2%, in 1997 to $117.6 million from $85.1 million the previous year. At December 31, 1997, the loan portfolio consisted of 38.9% adjustable rate loans as compared to 34.2% at December 31, 1996. These increases reflect management's intention to build the loan portfolio while improving the Bank's GAP position. Loan originations were $52.7 million in 1997 compared to $25.8 million in 1996.

During 1997 real estate loans secured by one to four family units increased $23.8 million, of which $13.9 million were adjustable in rate. Construction loans increased $2.9 million to $4.7 million at December 31, 1997 due primarily to more aggressive marketing.

In the second full year of activity, real estate loans sold in the secondary market totaled $818,000. Currently the Bank's policy is to sell all newly originated 30 year fixed rate loans below 8% and all 15 year fixed rate below 7%. The ALCO reviews this policy periodically as part of its overall asset/liability management strategy. Total loans serviced for the secondary market at December 31, 1997 totaled $3.1 million. At December 31, 1997, the Bank had no loans held for sale in the secondary market, compared to $527,000 at year end 1996.


SECURITIES

Total securities decreased $15.8 million to $3.2 million at December 31, 1997 from $19.0 million the prior year. In order to maximize the interest earning assets, management took advantage of the falling interest rate cycle and sold $12.6 million of adjustable rate Collateralized Mortgage Obligations ("CMO") as part of a balance sheet realignment. At December 31, 1997 total securities represented 2.4% of total assets compared to 15.8% for 1996.

DEPOSITS

Deposits increased $9.1 million, or 11.5%, in fiscal 1997 to $88.2 million from $79.1 million at December 31, 1996. During 1997 checking account balances increased $3.8 million, or 115%, to $7.1 million at December 31, 1997. These increases represent the continuing efforts of the Bank to attract additional activity from existing account relationships as well as ongoing promotions to obtain new depositors. Additional depositor services are being added as a result of the data processing conversion and the opening of the drive-through at the main office.

BORROWED FUNDS

The primary financing activities of the Bank are the attraction of local savings deposits although advances from the Federal Home Loan Bank have been utilized to compensate for seasonal outflows of deposits and loan demand. Advances increased to $14.8 million during 1997 from $127,000 at December 31, 1996 in order to fund increased loan demand and leverage the Company's capital.

STOCKHOLDERS' EQUITY

Stockholders' equity decreased $9.9 million to $30.1 million at December 31, 1997 compared to $40.0 million at December 31, 1996 primarily as a result of the return of capital and cash dividends to stockholders of $10.7 million and open market common stock repurchases of $1.1 million for the Management Recognition Plan. The ratio of equity to assets decreased from 33% at December 31, 1996 to 22% at December 31, 1997 as a result of controlled growth and the return of capital distribution.

NON-PERFORMING ASSETS

The Bank's non-performing assets at December 31, 1997 totaled $155,000 which were 90 days delinquent and still accruing interest. Loans are placed on a non-accrual status when the loan is past due in excess of 90 days and collection of principal and interest is doubtful. Real estate acquired by the Bank as a result of foreclosure is classified as real estate owned until such time as it is sold. Also the Bank had no impaired loans under SFAS 114/118.

PROVISION FOR LOAN LOSSES

The provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses, based on prior loss experience, volume and type of lending conducted by the Bank, industry standards, and past due loans in the Bank's loan portfolio. The Company increased its allowance for loan loss by $101,000 due to the inherent risk associated with the introduction of new loan products such as non-conforming (to secondary market guidelines) and 100%-125% loans, an aggressive first time homebuyer campaign and commercial loans. The allowance for loan losses at December 31, 1997 was $266,000 and represented .23% of total loans as compared to .20% at December 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the measure of a company's ability to generate sufficient cash flow to meet present and future funding obligations. The Bank's sources of liquidity are customer deposits, amortization, repayments and prepayments of loans, advances from the Federal Home Loan Bank, sale of loans in the secondary market, and maturities and sales of securities. As of December 31, 1997, the Bank's deposits included $9.1 million of long term high rate certificates of which $6.2 million are due to mature in the first four months of 1998. The excess liquidity provided by the security sales in December 1997 will be used to fund any non renewing accounts as well as future loan demand.

Firm commitments to grant loans at December 31, 1997 totaled $3.2 million, unused lines of credit equaled $3.7 million and unadvanced portion of construction loans equaled $1.0 million. The Bank believes that it has adequate resources of liquidity to fund such commitments.

The Bank is an FDIC insured institution subject to the FDIC regulatory capital requirements. The table below provides information with respect to the Bank's compliance with its regulatory capital requirements at December 31, 1997.


                                                                                         Percent of
                                                                 Amount                   Average
                                                                                           Assets
                                                      -----------------             --------------------
                                                                        (In thousands)
        Tangible Capital                              $          29,016                           21.88%
        Tangible capital requirement                              1,989                            1.50%
                                                      -----------------             --------------------
           Excess                                     $          27,027                           20.38%
                                                      =================             ====================

        Tier 1 Capital                                $          29,016                           21.88%
        Tier 1 Capital requirement                                3,978                            3.00%
                                                      -----------------             --------------------
           Excess                                     $          25,038                           18.88%
                                                      =================             ====================

        Risk-based Capital                            $          29,282                           40.36%
        Risk-based Capital Requirement                            5,814                            8.00%
                                                      -----------------             --------------------
           Excess                                     $          23,468                           32.36%
                                                      =================             ====================


IMPACT OF NEW ACCOUNTING STANDARDS

Comprehensive Income. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". This statement is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in full set of general-purpose financial statements. This statement requires that all items are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It also requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a financial statement of financial position. The Company intends to adopt SFAS No. 130 in 1998. Management does not expect the adoption of SFAS No. 130 to have a material effect on the Company's consolidated financial condition or results of operations.

Pensions and other Postretirement Benefits. In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pension and other Postretirement Standards". This statement is effective for fiscal years beginning after December 15, 1997. Restatement of comparative period disclosures is required unless the information is not readily available, in which case the notes to the financial statements shall include all available information and a description of the information not available. This statement standardizes the disclosure requirements of SFAS No. 87 and No. 106 to the extent practicable and recommends a parallel format for presenting information about pensions and other postretirement benefits. Statement 132 does not change any of the measurement or recognition provisions provided for in SFAS No. 87, No. 88, or No. 106. The Company intends to adopt SFAS No. 132 in 1998. Management does not expect the adoption of SFAS No. 132 to have a material effect on the Company's consolidated financial condition or results of operations.

YEAR 2000 COMPLIANCE

A great deal of information has been disseminated about the global computer crash that may occur in the year 2000 which would affect the speed and accuracy of the data processing that is essential to our operations. We have established a Year 2000 Action Plan to review our internal information systems as well as the efforts of our outside data processing service provider. The progress of the Action Plan is monitored by the Board and is progressing satisfactorily.

Most of the material data processing that could be affected by this problem is provided by a third party service bureau who provides quarterly updates on compliance progress. They have informed the Bank that compliance is 85% complete and client testing will commence in September 1998. If the service bureau is unable to resolve this problem in time and the Bank is unable to engage another provider, we would likely experience significant data processing delays, mistakes or failures.

                       [KPMG PEAT MARWICK LLP LETTERHEAD]









                          Independent Auditors' Report
                          ----------------------------






The Board of Directors
Westwood Homestead Financial Corporation:


We have audited the accompanying consolidated statements of financial condition of Westwood Homestead Financial Corporation and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westwood Homestead Financial Corporation and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                                       /S/ KPMG Peat Marwick LLP


Cincinnati, Ohio
January  30, 1998

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                 Consolidated Statements of Financial Condition

                           December 31, 1997 and 1996



                                             Assets                                             1997             1996
                                             ------                                             ----             ----
Cash and cash equivalents:
     Cash on hand and in banks                                                             $   1,253,797          517,403
     Interest-bearing deposits with banks                                                      8,040,268       11,654,007
     Federal funds sold                                                                        1,074,214        1,248,979
                                                                                           -------------    -------------
                  Total cash and cash equivalents                                             10,368,279       13,420,389
                                                                                           -------------    -------------
Securities available for sale (amortized cost of $1,000,000 at
     December 31, 1997 and $3,962,180 at December 31, 1996) (note 3)                             999,690        3,969,430
Mortgage-backed securities available for sale (amortized cost of $2,108,201
     at December 31, 1997 and $15,636,001 at December 31,1996) (note 4)                        2,150,618       15,034,115
Loans held for sale (net of unrealized losses of $7,946 at December 31, 1996)                          -          527,381
Loans receivable (net of allowance for loan losses of $266,263
     at December 31, 1997; $165,513 at December 31, 1996) (notes 5 and 10)                   117,648,013       84,525,374
Stock in the Federal Home Loan Bank of Cincinnati, at cost (notes 6 and 10)                    1,023,800          953,600
Accrued interest receivable (note 7)                                                             712,797          589,124
Premises and equipment, at cost, less accumulated depreciation (note 8)                        1,082,978          607,339
Income taxes (note 11):
     Deferred                                                                                          -          126,475
     Prepaid                                                                                     177,416           83,947
Prepaid expenses and other assets                                                                 95,190          114,209
                                                                                           -------------    -------------
                  Total assets                                                             $ 134,258,781      119,951,383
                                                                                           =============    =============


                           Liabilities and Stockholders' Equity
                           ------------------------------------
Liabilities:
     Deposits (note 9)                                                                     $  88,234,007       79,082,778
     Federal Home Loan Bank of Cincinnati advances  (note 10)                                 14,764,818          127,458
     Advances from borrowers for taxes and insurance                                             865,808          633,857
     Accrued expenses and other liabilities                                                       85,461          124,872
     Deferred tax liability (note 11)                                                            162,975                -
                                                                                           -------------    -------------
                  Total liabilities                                                          104,113,069       79,968,965
Commitments and contingencies (note 13)
Stockholders' Equity (note 2):
     Common stock, $.01 par value; $15,000,000 shares authorized;
        2,843,375 shares issued and outstanding in 1997 and 1996                                  28,434           28,434
     Additional paid-in capital                                                               18,789,500       27,709,597
     Retained income - substantially restricted (note 11)                                     14,962,966       14,876,066
     Net unrealized gains (losses) on securities available for sale,
        net of taxes (notes 3 and 4)                                                              26,957         (393,293)
     Employee stock ownership plan (note 12)                                                  (2,686,661)      (2,238,386)
     Management recognition plan (note 12)                                                      (975,484)               -
                                                                                           -------------    -------------
                  Total stockholders' equity                                                  30,145,712       39,982,418
                                                                                           -------------    -------------
                  Total liabilities and stockholders' equity                               $ 134,258,781      119,951,383
                                                                                           =============    =============

See accompanying notes to consolidated financial statements

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                      Consolidated Statements of Operations

                  Years ended December 31, 1997, 1996 and 1995


                                                                       Years ended December 31,
                                                         -------------------------------------------------
                                                               1997              1996              1995
                                                               ----              ----              ----

Interest income:
    Loans receivable                                     $    8,479,730         6,362,235        5,751,852
    Mortgage-backed securities                                  891,733         1,043,999        1,837,236
    Interest-bearing deposits with banks, investment
       securities and other                                     897,310           469,372          167,259
                                                         --------------    --------------   --------------
           Total interest income                             10,268,773         7,875,606        7,756,347
                                                         --------------    --------------   --------------
Interest expense:
    Deposits (note 9)                                         4,861,496         4,804,846        4,966,676
    Borrowings                                                  702,834            29,587          295,478
                                                         --------------    --------------   --------------
           Total interest expense                             5,564,330         4,834,433        5,262,154
                                                         --------------    --------------   --------------
           Net interest income                                4,704,443         3,041,173        2,494,193
Provision for loan losses (note 5)                              100,750            63,804           37,876
                                                         --------------    --------------   --------------
Net interest income after provision  for loan losses          4,603,693         2,977,369        2,456,317
                                                         --------------    --------------   --------------
Non-interest income (loss):
    Service charges and other fees                              134,258            76,767           76,106
    Gain on loan sales                                           23,020            50,363              466
    Gain (loss) on sales of securities (notes 3 and 4)         (532,371)            4,458         (814,178)
                                                         --------------    --------------   --------------
           Total non-interest income (loss)                    (375,093)          131,588         (737,606)
                                                         --------------    --------------   --------------
Non-interest expenses:
    Compensation and benefits (note 12)                       1,583,341           998,446        1,184,801
    Occupancy costs                                             182,519           150,020           99,259
    Franchise tax                                               444,555           192,913          160,798
    Federal deposit insurance premiums (note 13)                 50,828           724,531          207,008
    Data processing                                             152,454            83,528           73,485
    Legal, accounting, and examination fees                     191,253           142,413           70,967
    Consulting fees                                              37,260            51,798           61,021
    Advertising                                                  37,546            47,913           40,144
    Other                                                       246,798           193,332          158,353
                                                         --------------    --------------   --------------
           Total non-interest expenses                        2,926,554         2,584,894        2,055,836
                                                         --------------    --------------   --------------
           Income (loss) before income
               tax expense (benefit)                          1,302,046           524,063         (337,125)
Income tax expense (benefit) (note 11)                          419,000           165,000         (114,000)
                                                         --------------    --------------   --------------
           Net income (loss)                             $      883,046           359,063         (223,125)
                                                         ==============    ==============   ==============

Earnings per share - basic and diluted (note 1)          $          .34               .16              N/A
                                                         ==============    ==============   ==============

See accompanying notes to consolidated financial statements.

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

           Consolidated Statements of Changes in Stockholders' Equity

                  Years ended December 31, 1997, 1996 and 1995


                                                                                                         Unrealized
                                                                                                         gain (loss)
                                                                          Additional                    on securities
                                                              Common        paid-in       Retained        available
                                                               stock        capital        income         for sale
                                                            -----------   -----------    -----------    -----------
     Balances at December 31, 1994                           $        -             -     14,740,128     (2,461,216)
     Net loss                                                         -             -       (223,125)             -
     Unrealized gain on securities available for sale,
          net of tax                                                  -             -              -      2,134,235
                                                            -----------   -----------    -----------    -----------
     Balances at December 31, 1995                                    -             -     14,517,003       (326,981)
     Net income                                                       -             -        359,063              -
     Net proceeds from 2,843,375 shares of common
          stock issued in stock conversion (note 2)              28,434    27,702,272              -              -
     Purchase of 227,470 shares of common stock
          by employee stock ownership plan (note 12)                  -             -              -              -
     Amortization of employee stock ownership
          plan (note 12)                                              -         7,325              -              -
     Unrealized loss on securities available for sale,
          net of tax                                                  -             -              -        (66,312)
                                                            -----------   -----------    -----------    -----------
     Balances at December 31, 1996                               28,434    27,709,597     14,876,066       (393,293)
     Net income                                                       -             -        883,046              -
     Dividends on common stock at $.28 per share                      -             -       (796,146)             -
     Return of capital distribution at $3.50 per share                -    (9,196,587)             -              -
     Purchase of 76,200 shares by management
          recognition plan                                            -       248,806              -              -
     Amortization of management recognition plan                      -             -              -              -
     Amortization of employee stock ownership plan                    -        27,684              -              -
     Unrealized gain on securities available for sale,
          net of tax                                                  -             -              -        420,250
                                                            -----------   -----------    -----------    -----------
     Balances at December 31, 1997                          $    28,434    18,789,500     14,962,966         26,957
                                                            ===========   ===========    ===========    ===========

                                                              Unallocated
                                                                common        Unearned
                                                                 stock         common
                                                                held by      stock held
                                                                 ESOP          by MRP           Total
                                                              -----------    -----------    -----------
     Balances at December 31, 1994                                      -              -     12,278,912
     Net loss                                                           -              -       (223,125)
     Unrealized gain on securities available for sale,
          net of tax                                                    -              -      2,134,235
                                                              -----------    -----------    -----------
     Balances at December 31, 1995                                      -              -     14,190,022
     Net income                                                         -              -        359,063
     Net proceeds from 2,843,375 shares of common
          stock issued in stock conversion (note 2)                     -              -     27,730,706
     Purchase of 227,470 shares of common stock
          by employee stock ownership plan (note 12)           (2,360,001)             -     (2,360,001)
     Amortization of employee stock ownership
          plan (note 12)                                          121,615              -        128,940
     Unrealized loss on securities available for sale,
          net of tax                                                    -              -        (66,312)
                                                              -----------    -----------    -----------
     Balances at December 31, 1996                             (2,238,386)    39,982,418
     Net income                                                         -              -        883,046
     Dividends on common stock at $.28 per share                        -              -       (796,146)
     Return of capital distribution at $3.50 per share           (755,225)             -     (9,951,812)
     Purchase of 76,200 shares by management
          recognition plan                                              -     (1,300,162)    (1,051,356)
     Amortization of management recognition plan                        -        324,678        324,678
     Amortization of employee stock ownership plan                306,950              -        334,634
     Unrealized gain on securities available for sale,
          net of tax                                                    -              -        420,250
                                                              -----------    -----------    -----------
     Balances at December 31, 1997                             (2,686,661)      (975,484)    30,145,712
                                                              ===========    ===========    ===========

See accompanying notes to consolidated financial statements

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1997, 1996 and 1995




                                                                                           Years ended December 31,
                                                                            ---------------------------------------------------
                                                                                    1997              1996              1995
                                                                                    ----              ----              ----
Cash flows from operating activities:
   Net income (loss)                                                        $      883,046           359,063          (223,125)
   Adjustments to reconcile net income (loss) to
     net cash provided by (used in) operating activities:
       Net amortization of premiums and discounts on
         investment and mortgage-backed securities                                 (21,527)          (14,119)           22,073
       Depreciation of premises and equipment                                      122,762            81,863            56,413
       Federal Home Loan Bank of Cincinnati stock dividend                         (70,200)          (63,700)          (58,100)
       Employee stock ownership plan amortization                                  334,632           128,940                 -
            Management recognition plan amortization                               324,678                 -                 -
       Deferred income tax expense                                                  72,958            96,717           (46,373)
       Accretion of net loan fees deferred                                          71,715            (9,471)          (16,370)
       Provision for loan losses                                                   100,750            63,804            37,876
       (Gain) loss on sales of securities                                          532,371            (4,458)          814,178
       Gain on loan sales                                                          (23,020)          (50,363)             (466)
       Net loans originated held for sale                                         (677,493)       (1,063,186)       (1,897,114)
       Proceeds from sale of loans held for sale                                   824,107         2,283,283           200,466
       Change in:
         Accrued interest receivable                                              (123,673)          (81,410)           61,701
         Prepaid expenses and other assets                                          19,019           (14,469)          (86,101)
         Accrued expenses and other liabilities                                    (39,411)           65,039           (16,463)
         Income taxes                                                              (93,468)           91,542          (169,331)
                                                                            --------------    --------------    --------------
           Net cash provided by (used in) operating activities                   2,237,246         1,869,075        (1,320,736)
                                                                            --------------    --------------    --------------
Cash flows from investing activities:
   Proceeds from maturing securities available for sale                          1,000,000         1,000,000                 -
   Purchase of securities available for sale                                             -        (3,937,700)                -
   Proceeds from sales of securities available for sale                          2,002,690                 -         1,002,471
   Proceeds from sales of mortgage-backed securities available for sale         12,103,218         1,667,340        20,394,270
   Principal payments on mortgage-backed securities                                873,228           558,848         1,448,082
   Net (increase) decrease in loans receivable                                 (32,891,317)      (11,334,609)       (3,081,623)
   Additions to premises and equipment                                            (598,401)          (98,331)         (100,306)
   Sale of Federal Home Loan Bank of Cincinnati Stock                                    -                 -            13,400
                                                                            --------------    --------------    --------------
         Net cash provided by (used in) investing activities                   (17,510,582)      (12,144,452)       19,676,294
                                                                            --------------    --------------    --------------
Cash flows from financing activities:
   Net increase (decrease) in deposits                                           9,151,229        (2,665,283)      (10,778,228)
   Proceeds from stock conversion, net of conversion costs                               -        27,730,706                 -
   Dividends and return of capital on common stock                             (10,747,958)                -                 -
   Purchase of common stock by ESOP                                                      -        (2,360,001)                -
   Purchase of common stock by MRP                                              (1,051,356)                -                 -
   Increase (decrease) Federal funds purchased                                           -                 -        (2,200,000)
   Short-term advances from the Federal Home Loan Bank of Cincinnati, net        3,000,000                 -        (5,200,000)
   Long-term advances from the Federal Home Loan Bank of Cincinnati             11,650,000                 -                 -
   Repayments on the Federal Home Loan Bank of Cincinnati advances                 (12,640)          (11,146)          (10,216)
   Net increase (decrease) in advances from borrowers for
     taxes and insurance                                                           231,951           132,366           (45,794)
                                                                            --------------    --------------    --------------
         Net cash provided by (used in) financing activities                    12,221,226        22,826,642       (18,234,238)
                                                                            --------------    --------------    --------------
         Net increase (decrease) in cash and cash equivalents                   (3,052,110)       12,551,265           121,320
Beginning cash and cash equivalents                                             13,420,389           869,124           747,804
                                                                            --------------    --------------    --------------
Ending cash and cash equivalents                                            $   10,368,279        13,420,389           869,124
                                                                            ==============    ==============    ==============

See accompanying notes to consolidated financial statements

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          December, 1997, 1996 and 1995


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

       (c)    Securities and Mortgage-backed Securities
              -----------------------------------------

              The Company classifies their debt and equity securities into one of three categories: held to maturity, available for sale or trading. Securities held to maturity are limited to debt securities that the Company has the positive intent and the ability to hold to maturity;



                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(1)    Summary of Significant Accounting Policies, Continued
       -----------------------------------------------------

       (c)    Securities and Mortgage-backed Securities, Continued
              -----------------------------------------------------

                  these securities are reported at amortized cost. Securities held for trading are limited to debt and equity securities that are held principally with the intention of recognizing short-term profits; these securities are reported at fair value, and unrealized gains and losses are reflected in earnings. Securities held as available for sale consist of all other securities; these securities are reported at fair value, and unrealized gains and losses are not reflected in earnings but are reflected as a separate component of stockholders' equity, net of income taxes. The Company has no investments classified as trading securities.

              Premiums and discounts are amortized using the level-yield method over the period to maturity.

              Gains and losses on the sale of securities and mortgage-backed securities are determined using the specific identification method.

       (d)    Loans Receivable
              ----------------

              Loans receivable are stated at unpaid principal balances, net of deferred loan origination fees and costs and the allowance for loan losses. The Company sells residential fixed-rate loans in the secondary market. At the date of origination, the loans so designated and meeting secondary market guidelines are identified as held for sale and carried at the lower of net cost or market value on an aggregate basis. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses on the sale of loans are based on the carrying amount of the loans sold under the specific identification method. All such loans are sold without recourse.

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

              The Company considers the expected loss of interest income on nonperforming loans when calculating loan loss reserves, and specified impaired loans are measured based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or at the fair value of the collateral if the loan is collateral dependent.

              The Company recognizes as separate assets the rights to service mortgage loans for others, however those servicing rights are acquired. The Company also makes an assessment of capitalized mortgage servicing rights for impairment to be based on the current value of those rights. During 1997, approximately $12,000 of servicing rights were capitalized. The carrying value of mortgage servicing rights approximated $30,000 and $26,000 at December 31, 1997 and 1996, respectively. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income over the estimated life of the servicing portfolio. The estimated fair value of capitalized mortgage servicing rights was approximately $35,000 and $34,000 at December 31, 1997 and 1996,
                  respectively. Quoted market prices are used, when available, as the basis of measuring the fair value of servicing rights.


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(1)    Summary of Significant Accounting Policies, Continued
       -----------------------------------------------------

       (d)    Loans Receivable, Continued
              ---------------------------

              The carrying amount of the servicing rights is measured for impairment each quarter. The servicing portfolio is first stratified by original terms of the loans, and then by interest rates within the original terms of the loans for measuring impairment. If the carrying value of an individual stratum exceeds its fair value, a valuation allowance would be established. No valuation allowance was recorded at December 31, 1997 and 1996, as the carrying values of the various stratifications were less than their respective fair values.

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

              Loans that are on nonaccrual status are also considered to be impaired, including interest that would accrue until the loan is repaid. Interest income on impaired loans is recognized using the cash basis method. Cash interest received is recognized as interest income or applied to loan principal if collection is in doubt. Interest income recognized based on cash payments is limited to the amount of interest income that would have accrued at the loan's contractual rate applied to the recorded loan balance. The Company did not have any material impaired loans during 1997, 1996 or 1995.

       (e)    Premises and Equipment
              ----------------------

              Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. Estimated lives are 10 to 34 years for buildings and improvements, and 3 to 5 years for furniture, fixtures and equipment.

       (f)    Income Taxes
              ------------

              Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(1)    Summary of Significant Accounting Policies, Continued
       -----------------------------------------------------

       (g)    Stock Option Plan
              -----------------

              The Company accounts for its stock option plan in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. APB Opinion No. 25 provides for compensation expense to be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

       (h)    Earnings Per Share
              ------------------

              On December 15, 1997, the Company adopted SFAS No. 128, Earnings per Share. SFAS No. 128 requires the dual presentation of basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed similar to basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive common shares had been issued. EPS is not applicable for periods prior to the completion of the Bank's stock conversion on September 27, 1996. EPS for 1996 has been computed based upon net income per share for the postconversion period from October 1, 1996 to December 31, 1996. The effect on EPS for the postconversion period from September 27, 1996 to September 30, 1996 is not meaningful.












                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(1)    Summary of Significant Accounting Policies, Continued
       -----------------------------------------------------

       (h)    Earnings Per Share, Continued
              -----------------------------

              The following is a reconciliation of the numerators and
                  denominators of the basic and diluted EPS computations for income from continuing operations:

                                                      For the Year Ended 1997
                                         ------------------------------------------------
                                             Income           Shares          Per-Share
                                           (Numerator)    (Denominator)         Amount
                                         --------------   --------------   --------------



        BASIC EPS                        $      883,046        2,604,969   $         0.34

        EFFECT OF DILUTIVE SECURITIES:

        Options                                       -            9,276
                                         --------------   --------------

        DILUTED EPS
        Income available to
             common stockholders         $      883,046        2,614,245   $         0.34
                                         ==============   ==============   ==============


                                              For the Period from October 1, 1996
                                                     to December 31, 1996
                                        ------------------------------------------------
                                           Income             Shares          Per-Share
                                         (Numerator)      (Denominator)        Amount
                                        --------------   --------------   --------------



        BASIC EPS                       $      414,758        2,621,766   $         0.16


        EFFECT OF DILUTIVE SECURITIES                -                -
                                        --------------   --------------



        DILUTED EPS                     $      414,758        2,621,766   $         0.16
                                        ==============   ==============   ==============

       (i)    Reclassifications

              Certain prior year amounts have been reclassified to conform with the current year presentation.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(1)    Summary of Significant Accounting Policies, Continued
       -----------------------------------------------------

       (j)    Use of Estimates
              ----------------

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

(2)    Conversion to Stock Form of Ownership
       -------------------------------------

       On January 11, 1996, the Board of Directors adopted a Plan of Conversion to convert from mutual to stock form. On September 27, 1996, the Bank completed its Conversion and was simultaneously acquired by the Company. On the date of the Conversion, the Company issued 2,843,375 shares of common stock $0.01 par value, at $10 per share. Net proceeds from the Conversion totaled $27,730,706. In accordance with the Plan of Conversion, the Company retained approximately $13,865,353 of the net proceeds and used the remaining proceeds to purchase all of the outstanding stock of the Bank. The financial position and results of operations of the Parent Company only as of December 31, 1997 and 1996, for the year ended December 31, 1997 and for the period from conversion through December 31, 1996 are presented in Note 16. Costs related to the Conversion of $703,044 were charged against the Company's proceeds from the sale of stock.

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

       Current regulations allow the Bank to pay dividends on its stock if its regulatory capital would not thereby be reduced below the amount then required of the aforementioned liquidation account or applicable regulatory capital requirements or if such dividend would not otherwise violate regulatory requirements. At December 31, 1997, the Bank could make distributions of approximately, $16 million without prior regulatory approval.



                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

 (3)   Securities Available for Sale
       -----------------------------

       The following summarizes the amortized cost, gross unrealized gains, gross unrealized losses and market value of securities available for sale, which are comprised entirely of United States Government agency obligations:

                                                             Gross            Gross
                                           Amortized       unrealized       unrealized          Market
                                             cost            gains            losses            value
                                        --------------   --------------   --------------    --------------

            December 31, 1997           $    1,000,000                -             (310)          999,690
                                        ==============   ==============   ==============    ==============
            December 31, 1996           $    3,962,180           14,168           (6,918)        3,969,430
                                        ==============   ==============   ==============    ==============

       During 1997, the Company received aggregate proceeds of $2,002,690 from the sale of securities available for sale, which resulted in $2,690 of gross realized gains.

       During 1996, a security available for sale was called at par value. The
              Company received aggregate proceeds of $1,000,000, which resulted in no realized gain or loss.

       During 1995, the Bank sold a security available for sale for aggregate proceeds of $1,002,471, resulting in a gross realized loss of $1,470.

       A summary of debt securities based on contractual maturities is shown below. Actual maturity may differ from contractual maturity because the issuer may have the right to call or prepay the obligation with or without prepayment penalties.

                                                                  December 31, 1997
                                                            -------------------------------
                                                               Amortized         Market
                                                                 cost            value

                                                            --------------   --------------

            Due within one year or less                     $    1,000,000          999,690
                                                            ==============   ==============


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(4)   Mortgage-Backed Securities
      --------------------------

     The amortized cost and estimated market value of mortgage-backed securities available for sale are summarized as follows:

                                                                       December 31, 1997
                                    -----------------------------------------------------------------------------------------
                                       Principal        Unamortized          Unearned          Amortized          Market
                                        balance           premiums          discounts             cost            value
                                    ---------------   ---------------    ---------------    ---------------   ---------------


    GNMA certificates               $       348,647             5,809               (546)           353,910           377,430
    FHLMC certificates                    1,083,663            21,121                (58)         1,104,726         1,119,632
    FNMA certificates                       641,612             8,491               (538)           649,565           653,556
                                    ---------------   ---------------    ---------------    ---------------   ---------------
                                    $     2,073,922            35,421             (1,142)         2,108,201         2,150,618
                                    ===============   ===============    ===============    ===============   ===============

                                                                       December 31, 1996
                                    -----------------------------------------------------------------------------------------
                                       Principal        Unamortized          Unearned          Amortized          Market
                                        balance           premiums          discounts             cost            value
                                    ---------------   ---------------    ---------------    ---------------   ---------------




    GNMA certificates               $       466,458             6,498               (791)           472,165           497,644
    FHLMC certificates                    1,358,829            28,073               (323)         1,386,579         1,401,752
    FNMA certificates                     1,121,864            14,061               (728)         1,135,197         1,144,475
    Collateralized Mortgage
         Obligations                     12,638,279             3,781                  -         12,642,060        11,990,244
                                    ---------------   ---------------    ---------------    ---------------   ---------------
                                    $    15,585,430            52,413             (1,842)        15,636,001        15,034,115
                                    ===============   ===============    ===============    ===============   ===============

       The amortized cost, gross unrealized gains, gross unrealized losses and estimated market value of mortgage-backed securities available for sale are as follows:

                                                              December 31, 1997
                                    -----------------------------------------------------------------------
                                                           Gross               Gross
                                         Amortized      unrealized           unrealized          Market
                                           cost            gains               losses            value
                                    ---------------   ---------------    ---------------    ---------------


    GNMA certificates                $       353,910            23,520                  -            377,430
    FHLMC certificates                     1,104,726            16,770             (1,864)         1,119,632
    FNMA certificates                        649,565             6,631             (2,640)           653,556
                                     ===============   ===============    ===============    ===============
                                     $     2,108,201            46,921             (4,504)         2,150,618
                                     ===============   ===============    ===============    ===============





                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(4)    Mortgage-Backed Securities, Continued
       -------------------------------------

                                                              December 31, 1997
                                    -----------------------------------------------------------------------
                                                           Gross               Gross
                                         Amortized      unrealized           unrealized          Market
                                           cost            gains               losses            value

                                    ---------------   ---------------    ---------------    ---------------


    GNMA certificates               $       472,165            25,595               (116)           497,644
    FHLMC certificates                    1,386,579            18,110             (2,937)         1,401,752
    FNMA certificates                     1,135,197            15,877             (6,599)         1,144,475
    Collateralized Mortgage
         Obligations                     12,642,060                 -           (651,816)        11,990,244
                                    ---------------   ---------------    ---------------    ---------------
                                    $    15,636,001            59,582           (661,468)        15,034,115
                                    ===============   ===============    ===============    ===============

    Estimated market values for mortgage-backed securities are based on published market or security dealers' estimated prices.

    During 1997, the Company sold available for sale mortgage-backed securities for aggregate proceeds of $12,103,218, resulting in gross realized losses of $535,061.

    During 1996, the Company sold available for sale mortgage-backed securities for aggregate proceeds of $1,667,340, resulting in gross realized gains and losses of $7,270 and $2,812, respectively.

    During 1995, the Bank sold available for sale mortgage-backed securities for aggregate proceeds of $20,394,270, resulting in gross realized losses of $812,708.

    A summary of mortgage-backed securities available for sale based on contractual maturities is shown in the table below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

                                                     December 31, 1997
                                             ---------------------------------
                                                Amortized           Market
                                                  cost              value
                                             ---------------   ---------------

    Due within one year or less              $             -                 -
    Due after one year through five years            202,959           207,395
    Due after five years through ten years           224,940           230,598
    Due after ten years                            1,680,302         1,712,625
                                             ===============   ===============
                                             $     2,108,201         2,150,618
                                             ===============   ===============



                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

 (5)   Loans Receivable, Net
       ---------------------

       Loans receivable are summarized as follows:

                                                              December 31,
                                                      -----------------------------
                                                            1997            1996
                                                            ----            ----
          Real estate loans:
              One-to-four family residential          $   87,233,765     63,385,905
              Multi-family residential                    14,794,457     11,536,914
              Construction                                 4,709,315      1,798,879
              Other residential and non-residential       11,683,227      9,275,220
          Consumer loans                                     441,366        264,060
          Commercial loans (non-mortgage)                    217,428        119,302
                                                      -------------- --------------
                                                         119,079,558     86,380,280
                                                      -------------- --------------
          Less:
              Loans in process                               957,961      1,018,460
              Loans held-for-sale                                  -        535,327
              Deferred loan fees, net                        207,321        135,606
              Allowance for loan losses                      266,263        165,513
                                                      ============== ==============
                  Total                               $  117,648,013     84,525,374
                                                      ============== ==============

       Activity in the allowance for loan losses is summarized as follows:

                                                    Years ended December 31,
                                       ------------------------------------------------
                                            1997                1996                 1995
                                            ----                ----                 ----

          Balance, beginning of year   $      165,513          101,709           63,833
          Provision for loan losses           100,750           63,804           37,876
          Loan charge-offs                          -                -                -
          Recoveries                                -                -                -
                                       --------------   --------------   --------------
          Balance, end of year         $      266,263          165,513          101,709
                                       ==============   ==============   ==============

    The Company serviced loans for the Federal Home Loan Mortgage Corporation of approximately $3,053,830 and $2,372,000 at December 31, 1997 and 1996,
        respectively.

    The Company had no nonaccrual loans as of December 31, 1997, 1996 and 1995.

    Most of the Company's loan activity is with customers located within Hamilton County, Ohio and contiguous counties.







                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(6)    Investments Required by Law
       ---------------------------

       A minimum of 1% of net home mortgage loans (mortgage loans and contracts secured by residential property less loans in process on residential property) is required to be maintained in Federal Home Loan Bank of Cincinnati (FHLB) common stock. This minimum requirement was $805,200 at December 31, 1997.

(7)    Accrued Interest Receivable
       ---------------------------

       Accrued interest receivable is summarized as follows:

                                                                       December 31,
                                                         --------------------------------------------
                                                                 1997                  1996
                                                                 ----                  ----

         Mortgage loans                               $       649,986                 447,421
         Investment securities                                 42,271                  66,377
         Mortgage-backed securities                            20,540                  75,326
                                                         =====================   ====================
                                                      $       712,797                 589,124
                                                         =====================   ====================

(8)    Premises and Equipment
       ----------------------

       Premises and equipment consist of the following:

                                                                          December 31,
                                                        -------------------------------------------
                                                                1997                  1996
                                                                ----                  ----

         Land                                        $        15,400                 15,400
         Buildings and improvements                          673,540                673,540
         Furniture, fixtures and equipment                   848,001                547,403
         Construction in progress                            297,803                  -
                                                        --------------------   --------------------
                                                           1,834,744              1,236,343
         Accumulated depreciation                            751,766                629,004
                                                        --------------------   --------------------
                                                     $     1,082,978                607,339
                                                        ====================   ====================

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(9)    Deposits

       Deposits are comprised of the following:

                                                         December 31,1997                      December 31, 1996
                                             ----------------------------------------    -----------------------------------------
                                                                             Weighted                                   Weighted
                                                                              average                                   average
                                                                             interest                                   interest
                                               Amount        Percent          rate         Amount        Percent         rate
                                             -----------   -----------    -----------    -----------   -----------    -----------

          Savings accounts                   $ 3,757,636           4.2%          2.00%     3,710,025           4.7%          2.00%
          NOW accounts                         7,123,483           8.1           3.37      3,301,631           4.2           2.48
          Money market deposit
               accounts                       10,242,860          11.6           3.74     11,599,813          14.7           3.72
          Certificate accounts, classified
             at date of issuance:
               6 months or less                6,325,975           7.2           5.71      5,386,983           6.8           5.42
               1 year                         16,670,939          18.9           5.99     15,473,880          19.6           5.62
               22 months                          74,370            .1           6.32        875,842           1.1           6.95
               2 years                        14,603,575          16.6           6.17      9,521,681          12.0           6.11
               33 months                       1,706,995           1.9           6.57      4,449,715           5.6           7.15
               3 years                         3,732,962           4.2           6.25      2,218,520           2.8           5.86
               5 or more years                23,995,212          27.2           8.01     22,544,688          28.5           8.40
                                             -----------   -----------    -----------    -----------   -----------    -----------
                   Total certificate
                     accounts                 67,110,028          76.1           6.75     60,471,309          76.4           6.86
                                             -----------   -----------    -----------    -----------   -----------    -----------
                   Total deposits            $88,234,007         100.0%          5.93%    79,082,778         100.0%          5.98%
                                             ===========   ===========    ===========    ===========   ===========    ===========


        Deposits with balances equal to or greater than $100,000 at December 31, 1997 and 1996 approximate $15,460,195 and $16,028,000, respectively.

        Certificate accounts at December 31, 1997 are scheduled to mature as follows:

         In the year ending:
                  December 31, 1998                             $       38,638,547
                  December 31, 1999                                     13,517,976
                  December 31, 2000                                      4,801,414
                  December 31, 2001                                      2,878,390
                  December 31, 2002                                      4,071,331
                  After December 31, 2002                                3,202,370
                                                                   --------------------
                                                                $       67,110,028
                                                                   ====================






                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(9)    Deposits, Continued
       -------------------

       Interest expense on deposits is summarized as follows:

                                                                 Years ended December 31,
                                                   ------------------------------------------------

                                                        1997              1996              1995
                                                        ----              ----              ----

          Savings accounts                         $       74,708          115,555           71,341
          NOW accounts                                    140,814           38,201           25,675
          Money market deposit
               accounts                                   365,633          443,359          464,545
          Certificate accounts                          4,280,341        4,207,731        4,405,115
                                                   --------------   --------------   --------------
               Total interest expense
                  on deposits                      $    4,861,496        4,804,846        4,966,676
                                                   ==============   ==============   ==============

       Interest paid (including interest credited) on deposits and borrowings was approximately $4,857,482, $4,836,000, and $5,261,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

(10)   Federal Home Loan Bank of Cincinnati Advances
       ---------------------------------------------

       Advances from the FHLB of Cincinnati are summarized as follows:

              Maturing in          Weighted average                       December 31,
                                                          ------------------------------------
              fiscal year            interest rate             1997                  1996
         ----------------------  ----------------------   ------------------  ----------------

                 1998                    6.04%            $   7,000,000                  -
                 1999                    6.55                 2,000,000                  -
                 2000                    6.36                 2,650,000                  -
                 2001                    6.60                 1,000,000                  -
                 2004                    8.18                   114,818            127,458
                 2007                    6.95                 2,000,000                  -
                                                          ==================  =================
                                                          $  14,764,818            127,458
                                                          ==================  =================

        The advances maturing in November and December 2004 were obtained under the Mortgage Matched Advances Program. In addition to monthly interest and principal payments, the Company has the option of making one annual partial prepayment of principal on each advance without a prepayment fee. The prepayable amount is determined based on the level of mortgage prepayments.

        First mortgage loans and stock in the FHLB of Cincinnati are pledged as collateral to the FHLB in the amount of $22,149,806 at December 31, 1997.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(11)   Income Taxes
       ------------

       Total income tax provision (benefit) was allocated as follows:

                                                             Years ended December 31,
                                                     --------------------------------------------
                                                             1997           1996          1995
                                                             ----           ----          ----

          Statements of operations                   $    419,000         165,000        (114,000)
          Stockholders' equity:
              Unrealized gains (losses) on
                securities available for sale            (216,493)        (33,703)      1,099,425
                                                     ------------    ------------    ------------
                  Total income tax provision         $    202,507         131,297         985,425
                                                     ============    ============    ============

       Income tax expense (benefit), from operations, is summarized as follows:

                                Years ended December 31,
                     ----------------------------------------------------
                           1997              1996               1995
                           ----              ----               ----

          Current    $       346,042            68,283            (67,627)
          Deferred            72,958            96,717            (46,373)
                     ---------------   ---------------    ---------------
                     $       419,000           165,000           (114,000)
                     ===============   ===============    ===============

       Actual income tax expense (benefit) for the years ended December 31, 1997, 1996 and 1995 differs from the "expected" amounts for those years (computed by applying the statutory U.S. Federal corporate income tax rate of 34% to income (loss) before income tax expense (benefit) as follows:

                                                                 1997                     1996                       1995
                                                     ------------------------------------------------------------------------------
                                                                     % of                        % of                       % of
                                                                    Pretax                      Pretax                     Pretax
                                                       Amount       Income        Amount        Income        Amount       Income
                                                     ---------    ---------     ---------     ---------     ---------     ---------

          Computed "expected" tax expense
               (benefit)                             $ 442,696         34.0%    $ 178,181          34.0%    $(114,623)       (34.0)%
          Increase (decrease) in income
               taxes resulting in:
                  Graduated tax rates                        -            -        (1,949)          (.4)            -            -
                  ESOP compensation                    (15,869)        (1.2)            -             -             -            -
                  Other                                 (7,827)         (.6)      (11,232)         (2.1)          623           .2
                                                     ---------    ---------     ---------     ---------     ---------     ---------
                                                     $ 419,000       32.2 %     $ 165,000          31.5%    $(114,000)       (33.8)%
                                                     =========    =========     =========     =========     =========     =========




                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(11)   Income Taxes, Continued
       -----------------------

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                         December 31,
                                                              ----------------------------------
                                                                  1997               1996
                                                              ---------------    ---------------
          Deferred tax assets:
               Unrealized loss on securities                      $         -            202,177
               Loan loss reserves                                      90,529             58,976
               Accrued expenses, principally due to
                  differences in benefit accruals                     129,786            112,904
               Deferred loan fees                                     164,758            219,677
               Premises and equipment, principally due
                  to differences in depreciation                       20,326              8,856
                                                              ---------------    ---------------
                         Total gross deferred tax assets              405,399            602,590
                         Less-valuation allowance                           -                  -
                                                              ---------------    ---------------
                         Total net deferred tax assets                405,399            602,590
                                                              ---------------    ---------------
          Deferred tax liabilities:
               Unrealized gain on securities                           14,316                  -
               Federal Home Loan Bank stock dividends                 161,023            137,155
               Deferred loan costs                                    393,035            338,960
                                                              ---------------    ---------------
                         Total gross deferred tax liability           568,374            476,115
                                                              ---------------    ---------------
                         Net deferred tax (liability) asset   $      (162,975)           126,475
                                                              ===============    ===============

        No valuation allowance for deferred tax assets was recorded as of December 31, 1997 and 1996 as management believes that the amounts representing future deferred tax benefits will more likely than not be realized since the Company is expected to have sufficient taxable income of an appropriate character within the carryback and carryforward period as permitted by the tax law to allow for utilization of the future deductible amounts.

        On August 20, 1996, the President signed The Small Business Job Protection Act (The Act) into law. The Act eliminated the percentage of taxable income bad debt deduction for savings institutions, effective for taxable years beginning after December 31, 1995. The Company, therefore, is required to use the bad debt deduction based upon actual loan loss experience (the Experience Method). The Company's bad debt deduction utilizing the Experience Method in the years ended December 31, 1997 and 1996, was $0 and $24,639, respectively.






                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(11)   Income Taxes, Continued
       -----------------------

       If the amounts which qualify as bad debt deductions for Federal income tax purposes are later used for purposes other than to absorb loan losses, they will be subject to Federal income tax at the then current corporate rate. Tax bad debt deductions that arose prior to 1988 will require recognition of deferred tax liabilities only if it becomes apparent that those temporary differences will reverse in the foreseeable future. Retained income at December 31, 1997 and 1996 includes approximately $2,440,000 of tax bad debt reserves for which no deferred Federal income tax liability has been recognized.

       Income taxes paid were approximately $527,000, $152,000, and $110,0000 for the years ended December 31, 1997, 1996 and 1995, respectively.

(12)   Benefit Plans
       -------------

       Directors' Retirement Plan
       --------------------------

       In August 1995, the Bank adopted the Directors' Retirement Plan (the "Plan"), a program designed to provide retirement benefits to members of the Board of Directors after their retirement from active service on the board. Any director who has met certain age and length of service requirements may elect to participate in the amended Plan. The Company makes quarterly contributions to eligible directors' accounts in an amount equal to his/her most recent twelve months director's base annual fees for a specified number of years based on length of service, not to exceed ten years. Total expense for such participants, including prior service costs, was $375,000 in 1995. The Plan was approved by the members of the Bank at its annual meeting on February 12, 1996. As a result of discussions with federal regulators, in June of 1996 the Board of Directors of the Bank voted to reduce the benefits provided under the original Plan and to submit an amended Plan for approval by the stockholders of the Company following completion of the Conversion.

       On December 23, 1996, the stockholders of the Company approved the adoption of an amended Plan, effective January 1, 1995, and, upon approval of the reduced benefit, the Company recorded an $80,000 recovery of Plan expense. Net expense of this Plan was $18,000 for 1997 and for 1996 a $40,000 benefit. There was one retiree from the Board of Directors receiving benefits under the amended Plan during the year ended December 31, 1997 and 1996 and no retirees from the Board of Directors receiving benefits under the original Plan during the year ended December 31, 1995. The Plan had corresponding net assets in a trust of approximately $580,000 and $384,000 at December 31, 1997 and 1996, respectively.

       Employee Stock Ownership Plan
       -----------------------------

       Effective January 1996, the Company established the Employee Stock
           Ownership Plan ("ESOP") for the benefit of eligible employees. The Plan purchased 227,470 shares of the Company's stock at $10.375 per share in September 1996. In addition, from the proceeds of the return

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(12)   Benefit Plans, Continued
       ------------------------

       Employee Stock Ownership Plan, Continued
       ----------------------------------------

              of capital distribution on unallocated ESOP shares, the Plan purchased 9,500 shares of the Company's stock at an average of price of $14.88 per share in December 1997. To be eligible, an employee must be 21 years of age and have completed at least one year of service. The ESOP is to be funded by contributions made by the Company or the Bank in cash or shares of common stock. Shares purchased are held in a suspense account for allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among participants on the basis of their annual compensation. The purchase of the shares by the ESOP has been recorded in the consolidated financial statements through a charge to a contra equity account for the unallocated shares. The contra equity account is reduced as the shares are committed to be released to the participants. The Company records compensation expense as shares are committed to be released to directly compensate employees equal to the fair value of the shares committed. The difference between the fair value of the shares committed to be released and the cost of such shares are charged or credited to additional paid-in capital. Additionally, ESOP shares that have been committed to be released are considered outstanding for earnings per share computations. For the years ended December 31 1997 and 1996, the Company released 27,369 and 11,722 shares to employees, respectively, with corresponding compensation expense of $337,000 and $133,000, respectively. The remaining 197,909 unallocated shares had a fair value of approximately $3,364,000 at December 31, 1997.

       Management Recognition Plan
       ---------------------------

       Effective September 29, 1997, the Company's Board of Directors established a Management Recognition Plan and Trust (MRP) as a method of providing key employees with a proprietary interest in the Company in a manner designed to encourage such individuals to remain with the Company.

       In 1997, the Bank contributed $1,051,356 to the MRP for the purpose of purchasing Company common stock. The maximum number of shares that the MRP trust may purchase in the aggregate, pursuant to the MRP, is 113,735. During the second and third quarters of 1997, the MRP trust purchased 76,200 shares of Company stock. All of these shares have been awarded as restricted stock, which will vest at the annual rate of 20%. The shares issued to the MRP have been recorded as outstanding shares, and unearned compensation under the MRP is recorded as a reduction of stockholders' equity and is amortized to operations as the shares are earned. The plan contains provisions for forfeiture of unvested shares in the event of termination and vesting in the event of death, disability, retirement or a change in control. Unvested MRP shares are not reflected in the 1997 EPS calculation because their effect is antidilutive.

       During the year ended December 31, 1997, the Company recognized $325,000 in compensation expense related to the MRP.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(12)   Benefit Plans, Continued
       ------------------------

       Stock Option Plan
       -----------------

       In 1997, the Company's stockholders approved a stock option plan (the
              "Option Plan") adopted by the Company's Board of Directors, pursuant to which the Company may grant stock options to directors and selected employees of the Company and its affiliates, including the Bank. The purpose of the Option Plan is to advance the interests of the Company by providing directors and selected employees of the Company and its affiliates, including the Bank, with the opportunity to acquire shares of Common Stock. By encouraging such stock ownership, the Company seeks to attract, retain, and motivate the best available personnel for positions of substantial responsibility and to provide additional incentive to directors and employees of the Company and its affiliates to promote the success of the business of the Company. The Option Plan authorizes grants of options to purchase up to 10% of authorized but unissued shares of common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have 10-year terms and vest and become fully exercisable after 4 years from the date of grant.

       At December 31, 1997, there were 190,293 shares granted under the Option Plan. The per share weighted-average fair value of stock options granted during 1997 was $6.54 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield 2%, expected volatility of 15%, risk-free interest rate of 6.2% and an expected life of 10 years (based on the terms of the grant).

       The Company applies APB Opinion No. 25 in accounting for these plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under FASB No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                               1997
                                                               ----

         Net income                    As reported        $   883,046
                                       Pro forma              682,942


         Net income per                As reported              0.34
         common share                  Pro forma                0.26

       Pro forma net income reflects options granted in 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of 4 years.



                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(12)   Benefit Plans, Continued
       ------------------------

       Stock Option Plan, Continued
       ----------------------------

       Information regarding shares under option is as follows:

                                                                         1997
                                                          ------------------------------------
                                                             Number of        Weighted-Average
                                                               shares          Exercise Price
                                                          ----------------   ----------------
          Employees
          ---------
          Outstanding at beginning of year                               -  $               -
          Awarded                                                  104,991              17.06
          Exercised                                                      -                  -
          Adjustment for return of capital distribution             22,890              14.01
          Expired                                                        -                  -
                                                          ----------------   ----------------
          Outstanding at end of year                               127,881   $          14.01
                                                          ----------------   ----------------

          Exercisable at end of year                                25,576   $          14.01
                                                          ================


          Directors
          ---------
          Outstanding at beginning of year                               -   $              -
          Awarded                                                   85,302              17.06
          Exercised                                                      -                  -
          Adjustment for return of capital distribution             18,599              14.01
          Expired                                                        -                  -
                                                          ----------------   ----------------
          Outstanding at end of year                               103,901   $          14.01
                                                          ================

          Exercisable at end of year                                20,783   $          14.01
                                                          ================

       At December 31, 1997, the weighted-average remaining contractual life of outstanding options was 9.75 years.

       Savings Plan
       ------------

       The Company maintains a savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all full-time employees after one month of continuous employment. Total savings plan expense was approximately $1,000, $13,000 and $21,000 for the years ended December 31, 1997, 1996 and 1995, respectively.




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

         A summary of financial instruments with off-balance sheet risk follows:

                                                                                   Contract or notional amount
                                                                                            December 31,
                                                                                -----------------------------------
                                                                                            1997               1996
                                                                                ----------------   ----------------
          Financial instruments whose contract amounts represent credit risk:
             Undisbursed construction loans in process                          $        957,961          1,018,460
             Undisbursed lines of credit on home equity loans                          3,672,280          2,976,408
             Loan commitments:
               Adjustable (6.50% to 8.50% and 6.13% to 9.25%
                 at December 31, 1997 and 1996, respectively)                          1,378,920            426,750
               Fixed (7.13% to 13.99% and 7.00% to 12.40%
                 at December 31, 1997 and 1996, respectively)                          1,810,300          4,911,650

       Market risk arises from fixed rate loan commitments. A rise in interest rates prior to closing will cause a decrease in the fair value of fixed rate loan commitments.

       Contingencies
       -------------

       The Company can be involved in various claims and legal actions arising in the ordinary course of business. At December 31, 1997, there are no such legal matters that are expected to have a material adverse effect on the Company's financial condition or results of operations.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(13)   Commitments and Contingencies, Continued
       ----------------------------------------

       Contingencies, Continued
       ------------------------

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

       In  order to eliminate this premium disparity, both the United States
              Senate and the House of Representatives, as a part of a budget reconciliation package, approved legislation which levied a one-time assessment on institutions with deposits insured by the SAIF in order to recapitalize the SAIF. The assessment, set by the FDIC at 0.65% of SAIF-insured deposits as of March 31, 1995, was paid on November 27, 1996. The effect of this assessment was to reduce the Company's net income for the year ended December 31, 1996 by $385,000. As a result of this legislation, the Company's deposit insurance premiums were reduced from 23 basis points to approximately 6.5 basis points, a 72% decrease, effective for quarters ended after December 31, 1996.

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


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(14)   Fair Value of Financial Instruments, Continued
       ----------------------------------------------

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

       The estimated fair values of the Company's financial instruments are as follows:


                                                           December 31, 1997               December 31, 1996
                                                     ----------------------------    ----------------------------
                                                       Carrying         Fair           Carrying          Fair
                                                        Amount          Value           Amount          Value
                                                     ------------    ------------    ------------    ------------
                                                     (Thousands)     (Thousands)     (Thousands)      (Thousands)
          Financial assets:
            Cash and cash equivalents                $     10,368          10,368          13,420          13,420
            Securities                                      1,000           1,000           3,969           3,969
            Mortgage-backed securities                      2,151           2,151          15,034          15,034
            Loans held for sale                                 -               -             527             527
            Loans receivable:
              1-4 family adjustable rate mortgages         29,807          29,456          15,864          15,685
              Other adjustable                             15,812          15,394          13,366          13,088
              1-4 family fixed rate mortgages              56,707          57,255          46,673          45,300
              Other fixed                                  12,764          12,476           7,748           7,588
              Second mortgages                              2,373           2,678             793             868
              Consumer loans                                  441             449             264             267
              Commercial                                      217             217             119             118
              Less:  Allowance for loan losses               (266)           (266)           (166)           (166)
                     Deferred loan fees                      (207)           (207)           (136)           (136)
                                                     ------------    ------------    ------------    ------------
                            Net loans                $    117,648         117,452          84,525          82,612
                                                     ============    ============    ============    ============

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(14)   Fair Value of Financial Instruments, Continued
       ----------------------------------------------

              FHLB Advances, Continued
              ------------------------

                                                              December 31, 1997                   December 31, 1996
                                                     ---------------------------------   ---------------------------------
                                                        Carrying           Fair            Carrying              Fair
                                                         Amount            Value            Amount               Value
                                                     ---------------   ---------------   ---------------   ---------------
                                                      (Thousands)       (Thousands)       (Thousands)         (Thousands)
          Financial liabilities:
            Deposits:
              Certificate accounts                            67,110            67,958            60,471            61,263
              Money market deposit accounts                   10,243            10,243            11,600            11,600
              Savings accounts                                 3,758             3,758             3,710             3,710
              Now accounts                                     7,123             7,123             3,302             3,302
                                                     ===============   ===============   ===============   ===============
                            Total deposits           $        88,234            89,082            79,083            79,875
                                                     ===============   ===============   ===============   ===============
            FHLB advances                            $        14,765            14,419               127               110
                                                     ===============   ===============   ===============   ===============

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

       Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tangible, Tier I/Core and Risk-based capital (as defined in the regulations). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

       As of December 31, 1997 and 1996, notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Tangible, Tier I/Core, Risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.





                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(15)   Regulatory Matters, Continued
       -----------------------------

       The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                       To Be Well Capitalized
                                                                            For Capital                Under Prompt Corrective
                                              Actual                     Adequacy Purposes                Action Provisions
                                     ---------------------------    ---------------------------    ----------------------------
                                       Amount          Ratio           Amount          Ratio          Amount         Ratio
                                     ------------   ------------    ------------   ------------    ------------   ------------

          As of December 31, 1997:

              Tangible Capital       $ 29,015,534          21.88%      1,988,913           1.50%      6,629,711           5.00%

              Tier I/Core Capital      29,015,534          21.88%      3,977,827           3.00%      7,955,653           6.00%

              Risk-based Capital       29,281,797          40.36%     10,607,537           8.00%     13,259,422          10.00%

          As of December 31, 1996:

              Tangible Capital         28,799,276          26.63%   $  1,622,277           1.50%   $  5,407,590           5.00%

              Tier I/Core Capital      28,799,276          26.63%      3,244,555           3.00%      6,489,110           6.00%

              Risk-based Capital       28,964,789          45.27%      5,118,880           8.00%      6,398,600          10.00%

(16)   Parent Company Financial Statements
       -----------------------------------

       Condensed financial data for Westwood Homestead Financial Corporation
              (Parent company only) at December 31, 1997 and 1996 and for the year ended December 31, 1997 and for the period from inception at September 27, 1996 to December 31, 1996 are as follows:

                   Condensed Statements of Financial Condition
                           December 31, 1997 and 1996

                                                                             1997               1996
                                                                             ----               ----
          Assets:
              Interest-bearing deposits with banks                     $        26,790        11,612,736
              Accrued interest receivable                                          164                 -
              Investment in subsidiary                                      29,042,492        28,405,983
              Prepaid income taxes                                              24,910             1,399
              Due from subsidiary                                            1,051,356                 -
                                                                       ---------------   ---------------
                          Total assets                                 $    30,145,712        40,020,118
                                                                       ===============   ===============
          Liabilities and stockholders' equity:
              Accrued expenses                                                       -            37,700
              Stockholder's equity                                          30,145,712        39,982,418
                                                                       ---------------   ---------------
                          Total liabilities and stockholders' equity   $    30,145,712        40,020,118
                                                                       ===============   ===============


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(16)   Parent Company Financial Statements, Continued
       ----------------------------------------------


                         Condensed Statements of Income
         Year ended December 31, 1997 and for the Period from Inception
                 (September 27, 1996) through December 31, 1996

                                                                      1997               1996
                                                                ----------------   ----------------

          Interest-bearing deposits with banks                  $        575,745            138,583
          Non-interest expenses                                          160,003             47,898
                                                                ----------------   ----------------

                          Income before income taxes and
                             equity in earnings of subsidiary            415,742             90,685
          Income tax expense                                             141,000             19,601
                                                                ----------------   ----------------

                          Income before equity in earnings of
                             subsidiary                                  274,742             71,084
          Equity in earnings of subsidiary                               608,304            287,979
                                                                ================   ================

                             Net income                         $        883,046            359,063
                                                                ================   ================























                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(16)   Parent Company Financial Statements, Continued
       ----------------------------------------------



                       Condensed Statements of Cash Flows
         Year ended December 31, 1997 and for the Period from Inception
                 (September 27, 1996) through December 31, 1996

                                                                                         1997                1996
                                                                                  ----------------    ----------------

          Cash flows from operating activities:
               Net income                                                         $        883,046             359,063
                                                                                  ----------------    ----------------
          Adjustments to reconcile net income to net cash provided by (used in)
               operating activities:
                     Increase in accrued interest receivable                                  (164)                  -
                     Equity in earnings of subsidiary                                     (608,304)           (287,979)
                     Increase in prepaid income taxes                                      (23,511)             (1,400)
                     Increase in due from subsidiary                                    (1,051,356)                  -
                     Decrease in accrued expenses                                          (37,700)             37,700
                                                                                  ----------------    ----------------
                         Net cash provided by (used in) operating activities              (837,989)            107,384
                                                                                  ----------------    ----------------
          Cash flows from investing activities:
               Purchase of common stock issued by subsidiary                                     -         (13,865,353)
                                                                                  ----------------    ----------------




          Cash flows from financing activities:
               Proceeds from issuance of common stock                                            -          27,730,706
               Purchase of common stock by employee stock
                  ownership plan                                                                 -          (2,360,001)
               Payment of return of capital and cash dividends                         (10,747,957)                  -
                                                                                  ----------------    ----------------
                         Net cash used in (provided by) financing activities           (10,747,957)         25,370,705
                                                                                  ----------------    ----------------
          Net decrease in cash and cash equivalents                                    (11,585,946)         11,612,736
          Cash and cash equivalents at beginning of year                                11,612,736                   -
                                                                                  ================    ================
          Cash and cash equivalents at end of year                                $         26,790          11,612,736
                                                                                  ================    ================








                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

(17)   Quarterly Results of Operations (Unaudited)
       -------------------------------------------

       The following is a summary of the quarterly results of operations for the years ended December 31, 1997 and 1996 (in thousands, except per share amounts):



                                                                          Three Months Ended
                                            ---------------------------------------------------------------------------
                                              December 31,        September 30,        June 30,           March 31,
                                                  1997                1997               1997                1997
                                            ----------------    ----------------   ----------------   ----------------

          Total interest income             $          2,782               2,695              2,470              2,322
          Total interest expense                       1,537               1,496              1,339              1,193
          Net interest income                          1,245               1,199              1,131              1,129
          Provision for loan losses                       16                  31                 36                 18
          Non-interest income (loss)                    (481)                 43                 33                 29
          Non-interest expenses and
               provision for income taxes                745               1,017                803                779
          Net income                                       3                 194                325                361
          Basic and diluted earnings per
               common share                              .00                 .08                .12                .14


                                                                          Three Months Ended
                                            ---------------------------------------------------------------------------
                                              December 31,        September 30,        June 30,           March 31,
                                                  1997                1997               1997                1997
                                            ----------------    ----------------   ----------------   ----------------

          Total interest income             $          2,208              2,000               1,852              1,815
          Total interest expense                       1,158              1,254               1,212              1,210
          Net interest income                          1,050                746                 640                605
          Provision for loan losses                       19                 15                  15                 15
          Non-interest income                             40                 23                  24                 45
          Non-interest expenses and
               provision for income taxes                656              1,026                 536                532
          Net income (loss)                              415               (272)                113                103
          Basic and diluted earnings per
               common share since
               conversion                                .16                N/A                 N/A                N/A

                               BOARD OF DIRECTORS

-------------------------------------------------------------------------------------------------------------------

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

Mary Ann Jacobs                                               Roger M. Higley
Secretary                                                     Director
Partner, Law Firm Ritter & Randolph                           Self-employed dentist

Robert H. Bockhorst                                           James D. Kemp
Director                                                      Director
Self-employed appraiser & real estate investor                Branch Manager Cincinnati Office,  Hilliard Lyons



                                       OFFICERS OF WESTWOOD HOMESTEAD SAVINGS BANK
-------------------------------------------------------------------------------------------------------------------


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

   Gerald T. Mueller                                                   Stanley B. Clinard
   Vice President                                                      Assistant Vice President
   Director of Lending                                                 Operations

   Catherine A. Passano                                                Delmar C. Schiferl
   Assistant Vice President                                            Assistant Vice President
   Loan Officer                                                        Manager Consumer Lending

* Also officers of Westwood Homestead Financial Corporation



                                                    BANKING LOCATIONS
-------------------------------------------------------------------------------------------------------------------


                  3002 Harrison Avenue                                 1101 St. Gregory Street
                  Cincinnati, Ohio 45211                               Cincinnati, Ohio 45202


                                                  CORPORATE INFORMATION
-------------------------------------------------------------------------------------------------------------------


CORPORATE OFFICE                                              INDEPENDENT AUDITOR
   Westwood Homestead Financial Corp.                           KPMG Peat Marwick LLP
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

 STOCK TRANSFER AGENT                                         ANNUAL REPORT ON FORM 10-K

Inquiries regarding stock transfer, registration,             A copy of the Company's annual report on
lost certificates or changes in name and address              Form 10-K, filed with SEC is available without
should be directed to the stock transfer agent                charge by writing:
and registrar by writing:

   Keith M. Maurmeier                                           John E. Essen CPA
   Senior Trust Officer                                         Chief Financial Officer
   Star Bank                                                    Westwood Homestead Financial Corp.
   P.O. Box 1118                                                3002 Harrison Avenue
   Cincinnati, OH 45201-1118                                    Cincinnati, OH 45211



                                                      MARKET MAKERS
-------------------------------------------------------------------------------------------------------------------


   ABN Amro Chicago Corp.                                     Herzog, Heine, Geduld, Inc.
   Keefe, Bruyette & Woods, Inc.                              Sandler O'Neill & Partners, L.P.
   Friedman Billings Ramsey & Co.                             S. J. Wolfe & Co.

   As of February 15, 1998

                                 ANNUAL MEETING

The Annual Meeting of Stockholders of Westwood Homestead Financial Corporation will be held on April 13, 1998, at 9:00 a.m., local time, at Westwood Homestead Savings Bank, 3002 Harrison Avenue, Cincinnati, Ohio. Stockholders are invited to attend.