Form 10-K405, Exhibit 13
period 1998-12-31
WESTWOOD HOMESTEAD FINANCIAL CORP
filed 1999-03-30
CIK 1010550

                                  EXHIBIT 13

                    WESTWOOD HOMESTEAD FINANCIAL CORPORATION

                            WESTWOOD HOMESTEAD LOGO

                       1998 ANNUAL REPORT TO STOCKHOLDERS

                    WESTWOOD HOMESTEAD FINANCIAL CORPORATION
--------------------------------------------------------------------------------

Westwood Homestead Financial Corporation (the "Company") is an Indiana corporation formed in March 1996 for the purpose of acquiring all the capital stock issued by The Westwood Homestead Savings Bank ("Westwood Homestead" or the "Bank") in connection with its conversion from a state chartered mutual savings bank to a state chartered stock savings bank. The Company is headquartered in Cincinnati, Ohio and its primary assets consist of the outstanding capital stock of the Bank.

Westwood Homestead is an Ohio chartered savings bank headquartered in Cincinnati, Ohio, that traces its origin back to 1883. The Bank has occupied its main office since 1922. The Bank is a member of the Federal Home Loan Bank ("FHLB") System and its deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF"), administered by the Federal Deposit Insurance Corporation ("FDIC").

The Bank is principally engaged in the business of accepting deposits from the general public and originating mortgage loans that are secured by one- to four-family residential properties located in its market area. The Bank also originates multi-family residential loans, commercial property loans, non-residential real estate loans, residential construction, consumer and business loans.


                               MARKET INFORMATION
--------------------------------------------------------------------------------

STOCK PRICE INFORMATION

     Quarter Ended             High      Low      Dividends
     -------------             ----      ---      ---------
     December 31, 1996         12.25     10.25       --

     March 31, 1997            14.81     11.63    $ .07
     June 30, 1997             14.50     12.38    $ .07
     September 30, 1997        18.00     13.88    $ .07
     December 31, 1997         18.13     13.75    $3.57

     March 31, 1998            17.13     13.25    $ .09
     June 30, 1998             15.00     11.88    $ .09
     September 30, 1998        12.88     10.25    $ .10
     December 31, 1998         11.13      9.50    $ .10


The Company's common stock is traded on the NASDAQ National Market under the symbol "WEHO." As of December 31, 1998, there were approximately 425 shareholders of record, not including those shares held in either nominee or street name through various brokerage firms or banks.

                       PRESIDENT'S LETTER TO STOCKHOLDERS
--------------------------------------------------------------------------------

We are pleased to provide you with Westwood Homestead Financial Corporation's Annual Report for 1998. Your Board of Directors, officers and employees greatly appreciate your investment in our company.

A YEAR OF MODERATE GROWTH
Loan originations for 1998 were $54.7 million compared to $52.7 million for 1997. Net loans receivable increased $1.3 million over the previous year. Loan sales activity for 1998 included a $9.1 million sale of one-to-four family loans to another bank and the sale of $12.7 million of residential loans into the secondary market of which $3.7 million was sold servicing released. At year-end the loans outstanding in our fixed rate second mortgages produced from our 100% LTV Mortgage Loan Program increased slightly by $151,000.

Non-performing loans to total loans increased to .41% and our allowance for loan losses to total loans increased to .25%.

On the liability side, we continued to see good growth during 1998 in our checking account programs. Checking account balances increased by 25% to end the year at $9.5 million. Checking account dollars now exceed 10% of all deposits. Overall, deposits decreased to $87.3 million or 1% during fiscal 1998 which was a result of not retaining some of the maturing high rate 10 year CD's.

Total assets at December 31, 1998, amounted to $129.9 million compared to $134.3 million at December 31, 1997. This decrease of $4.4 million, or 3%, was the direct result of a non-recurring loan sale and cash being used to fund the Company's stock repurchase program.

EARNINGS
Net income for the year ended December 31, 1998, was $1,334,000, an increase of $451,000 over the previous year. A substantial impact on our earnings for 1997 can be attributed to a balance sheet realignment when $12.6 million of securities were sold for a loss of $535,000.

CAPITAL MANAGEMENT
Executing our Strategic Plan, our Board of Directors authorized two stock buybacks during 1998. The Company completed a 10% stock repurchase in the second quarter, and a 9% stock repurchase of the Company's outstanding shares in the fourth quarter. The total number of shares repurchased in 1998 was 514,557. On January 12, 1999, the Company announced the commencement of an additional repurchase of 232,000, or 10%, of the outstanding shares.

Total equity to assets ratio at year-end 1998 was 18.46% down from 22.45% a year earlier, and down from 33% at the conversion to stock ownership in September 1996. Our return on equity and earnings per share increased to 4.94% and $0.58 per share, respectively, during 1998.

OTHER 1998 HIGHLIGHTS
In early 1998, we introduced Ami, a voice response system, that gives our customers access to account information over the telephone 24 hours a day. At our main office, we dedicated the opening of a two lane drive-up window system and a new drive-up MAC ATM for "cash fill-ups". In the fall, we opened a new two-story building adjacent to our main office to house our expanding loan operation and our executive staff. Later in the year, we added Visa(R) Check Card to our list of customer services.

Respectfully,


/s/ Michael P. Brennan

Michael P. Brennan
President/CEO

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Financial Condition Data:                                                At December 31,
                                        --------------------------------------------------------------------------
                                                1998          1997            1996         1995           1994
                                        --------------------------------------------------------------------------
Amount of:                                                       (Dollars in thousands)
  Assets                                $     129,871    $   134,259    $   119,951    $   96,638     $   112,978
  Loans held for sale                             288             --            527         1,697              --
  Loans receivable, net                       118,638        117,648         84,525        73,245          70,185
  Cash and cash equivalents                     5,010         10,368         13,420           869             748
  Investment securities                            --          1,000          3,969           993           1,886
  Mortgage backed securities                    1,529          2,151         15,034        17,380          36,935
  Deposits                                     87,336         88,234         79,083        81,748          92,526
  FHLB advances                                17,454         14,765            127           139           5,349
  Federal funds purchased                          --             --             --            --           2,200
  Stockholders' equity (Retained
   income prior to 1996)                       23,977         30,146         39,982        14,190          12,279
Number of:
  Loans outstanding                             1,999          1,735          1,391         1,140           1,070
  Deposit accounts                              7,255          7,074          6,732         7,841           7,655
  Offices open                                      2              2              2             1               1



Operating Data:                                                    Year ended December 31,
                                        --------------------------------------------------------------------------
                                                1998          1997            1996         1995           1994
                                        --------------------------------------------------------------------------
                                                                 (Dollars in thousands)
  Interest income                       $      10,219    $    10,269    $     7,875    $    7,756     $     7,653
  Interest expense                              5,552          5,564          4,834         5,262           5,047
                                                -----          -----          -----         -----           -----
  Net interest income                           4,667          4,705          3,041         2,494           2,606
  Provision for loan losses                        41            101             64            38              30
                                                -----          -----          -----         -----           -----
  Net interest income after provision           4,626          4,604          2,977         2,456           2,576
  Non-interest income (loss)                      582           (375)           132          (737)              79
  Non-interest expense (1)                      3,187          2,927          2,585         2,056           1,494
                                                -----          -----          -----         -----           -----
  Income (loss) before income tax               2,021          1,302            524          (337)          1,161
  Federal income tax expense (benefit)            687            419            165          (114)            400
                                                -----          -----          -----         -----           -----
  Net income (loss)                             1,334            883            359          (223)            761
                                                =====          =====          =====         =====           =====


Key Ratio Data:
  Return on average assets                       1.04%          0.66%          0.34%        -0.21%           0.66%
  Return on average equity                       4.94           2.23           1.71         -1.59            5.39
  Net interest margin                            3.75           3.56           2.93          2.44            2.32
  Efficiency ratio                              63.21          60.20          63.15         65.38           55.63
  Non interest expense to average assets         2.49           2.19           2.45          1.97            1.31
  Allowance for loan loss to total loans          .25            .23            .20           .14             .09
  Non performing loans to total loans             .41            .13             --            --             .03

(1) Includes $584,000 in 1996 for SAIF special assessment.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                 OF FINANCIAL CONDITION AND RESULTS OF OPERATION


The Westwood Homestead Savings Bank (the "Bank") converted from a state chartered mutual savings bank to a state chartered stock savings bank on September 27, 1996. In December 1997 as part of its capital management plan, the Company paid a special dividend of $3.50 in the form of a return of capital.

The Bank is principally engaged in the business of accepting deposits from the general public and originating mortgage loans that are secured by one to four family residential properties, multi-family, nonresidential and construction real estate loans located in its market area.

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

BALANCE SHEET ANALYSIS

Total assets decreased $4.4 million, or 3.3%, to $129.9 million at December 31, 1998 from $134.3 million at December 31, 1997. Management continues the process of realigning the balance sheet to enhance shareholder value. Significant improvements have been realized in the areas of capital management, loan and deposit mix, and non-interest income. The following paragraphs discuss the significant changes in the major balance sheet categories during these periods.

LOANS

Increased mortgage banking activity resulted in a modest $1.0 million increase during 1998 in loans receivable to $118.6 million at December 31, 1998. In managing the Bank's interest rate risk, $9.1 million of existing fixed rate loans were sold with servicing retained in the second quarter. An additional $12.8 million of current originations were sold in the secondary market. Loan originations were $54.7 million in 1998 compared to $52.7 million in 1997.

Currently the Bank's policy is to sell all newly originated conforming 30 year fixed rate loans below 8% and all 15 year fixed rate loans below 7%. The Asset Liability Committee ("ALCO") reviews this policy periodically as part of its overall asset/liability management strategy. Total loans serviced for the secondary market at December 31, 1998 totaled $18.8 million. At December 31, 1998, the Bank had $288,000 of loans held for sale to the secondary market.

Real estate loans secured by one to four family units decreased from 73.3% to 62.4% of the loan portfolio at December 31, 1998. Multifamily residential loans increased $4.4 million, or 29.7%, while nonresidential loans increased $9.1 million, or 77.8% during 1998. The Bank has a history of successfully underwriting these loans and managing the associated risks. As the competition in single family lending increases and margins decrease, the bank will attempt to manage the mix of the loan portfolio accordingly.

SECURITIES

Total securities decreased $1.7 million to $1.5 million at December 31, 1998 from $3.2 million the prior year as a result of maturities and normal amortization. The primary objective of the investment portfolio is to provide and invest liquidity to respond to loan demand, deposit volatility, and other cash management considerations.

DEPOSITS

Deposits decreased $0.9 million in fiscal 1998 from $88.2 million to $87.3 million at December 31, 1998. Of the $7.1 million of long term high rate certificates that matured during the year, approximately $5.0 million were not retained by the bank. The remaining $2.5 million of the high rate certificates at December 31, 1998 will mature in 1999. During 1998 checking account balances increased $2.4 million, or 33.8%, to $9.5 million at December 31, 1998. The increased convenience and accessibility provided by the new drive-thru this year has facilitated this growth in transaction accounts.

BORROWED FUNDS

The primary financing activities of the Bank are the attraction of local savings deposits although advances from the Federal Home Loan Bank have been utilized to compensate for seasonal outflows of deposits and loan demand. Advances increased $2.7 million to $17.4 million during 1998 in order to fund loan demand and the Company's stock repurchase program.

STOCKHOLDERS' EQUITY

Stockholders' equity decreased $6.1 million to $24.0 million at December 31, 1998 compared to $30.1 million at December 31, 1997. During 1998 the Company repurchased 514,557 shares of its stock resulting in $6.6 million of treasury stock at December 31, 1998. These repurchases represent 18% of the shares issued in the stock conversion. The remaining 37,535 shares for the Management Recognition Plan were also purchased during the year. Net income of $1.3 million was partially offset by cash dividends of $782,000 paid during 1998. The ratio of equity to assets decreased from 22% at December 31, 1997 to 18% at December 31, 1998 as a result of these capital management strategies.

RESULTS OF OPERATIONS

Westwood Homestead Financial Corporation reported net income of $1.3 million, or 58 cents per share in 1998 as compared with $883,000, or 34 cents per share in 1997. This $719,000 pretax increase resulted primarily from the absence of $532,000 in securities losses from the previous year and an increase of $408,000 in gains from loan sales. Return of average equity and return on average assets was 4.94% and 1.04%, respectively. Net income increased $524,000 for fiscal 1997 from $359,000 in 1996 primarily due to a $1.7 million increase in net interest income from the stock conversion proceeds partially offset by an increase of $342,000 in operating expenses and $532,000 loss on the sale of securities. Return of average equity and return on average assets were 2.23% and 0.66%, respectively.

NET INTEREST INCOME

Net interest income decreased $37,000, or 0.8%, for fiscal year 1998 to $4,667,000 as a result of a decrease in net interest earning assets of $14.1 million, or 36.5%. Aggressive capital management strategies such as the return of capital paid in 1997 and the stock repurchases in 1998 have significantly reduced the amount of earning assets. Net interest rate spread increased 46.2% to 2.66% as a result of the dramatic changes in both the asset and liability side of the balance sheet. Net interest income increased $1,663,000, or 54.7%, during the year 1997 to $4,704,000. Net interest margin was 3.75%, 3.56%, and 2.93% for the years 1998, 1997 and 1996 respectively.

The following table sets forth certain information relating to the Company's average interest earning assets, interest bearing liabilities and net interest income.



                                   ------------------------------------------------------------------------------------------------
                                                 1998                            1997                             1996
                                   ------------------------------------------------------------------------------------------------
(Dollars in thousands)             Average                Average   Average                Average    Average              Average
                                   Balance     Interest     Yield   Balance    Interest      Yield    Balance   Interest     Yield
                                   ------------------------------------------------------------------------------------------------
Interest earning assets
Loans receivable, net              $115,813      9,704       8.38%  $102,346      8,480       8.29%  $ 78,975      6,362      8.06%
Investment securities                   191         10       5.37%     2,845        167       5.88%     1,961        107      5.43%
Mortgage backed securities            1,831        127       6.93%    13,983        892       6.38%    16,168      1,044      6.46%
Other interest earning assets         6,680        378       5.66%    12,967        730       5.63%     6,640        363      5.47%
                                   --------  ---------    --------  --------   --------    --------  --------   --------    -------
Total interest earning assets       124,515     10,219       8.21%   132,141     10,269       7.77%   103,744      7,876      7.59%
Non interest earning assets           3,419                            1,531                            1,820
                                   --------                         --------                         --------
Total assets                       $127,934                         $133,672                         $105,564
                                   --------                         --------                         --------

Interest bearing liabilities
Deposits                           $ 84,137      4,565       5.43%  $ 82,422      4,861       5.90%  $ 83,622      4,805      5.75%
Federal funds and FHLB
  advances                           15,863        987       6.22%    11,107        703       6.33%       447         30      6.62%
                                   --------  ---------    --------  --------   --------    --------  --------   --------    -------
Total interest bearing
  liabilities                       100,000      5,552       5.55%    93,529      5,564       5.95%    84,069      4,835      5.75%
                                   --------  ---------    --------  --------   --------    --------  --------   --------    -------
Non interest bearing liabilities        934                              547                              512
                                   --------                         --------                         --------
Total liabilities                   100,934                           94,076                           84,581
Equity                               27,000                           39,596                           20,983
                                   --------                         --------                         --------
Total liabilities and equity       $127,934                         $133,672                         $105,564
                                   --------                         --------                         --------

Net interest earning assets        $ 24,515                         $ 38,612                         $ 19,675
                                   ========                         ========                         ========
Net interest income                              4,667       2.66%                4,705       1.82%                3,041      1.84%
                                             =========    ========             ========    ========             ========    =======
Net interest margin                                          3.75%                            3.56%                           2.93%
                                                          ========                         ========                         =======

Interest income decreased $50,000, or 0.5% for the year ended December 31, 1998 to $10.2 million. A $7.6 million decrease in interest earning assets was mostly offset by a 44 basis point increase in the average yield. The average balance of loans receivable increased $13.5 million, or 13.2%, while the average yield increased 9 basis points to 8.38%. The yield on interest earning assets climbed to 8.21% in 1998. During 1997 interest income increased $2,393,000 as conversion proceeds were invested in loans and short term investments while the yield on average interest earning assets increased from 7.59% in 1996 to 7.77% in 1997.

Interest expense decreased $12,000, or 0.2% for the year ended December 31, 1998 to $5.6 million. A $6.4 million increase in interest bearing liabilities was more than offset by a 40 basis point decrease in the average rate. Repricing
CDs resulted in the average cost of deposits decreasing 47 basis points during 1998. Interest expense increased $730,000 in 1997 as Federal Home Loan Bank advances were used to fund much of the increase in loan demand. The cost of liabilities increased 20 basis points to 5.95% for the year ended December 31, 1997.


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


                                                                   Year ended December 31,
                                     ------------------------------------------------------------------------------------
                                                 1998 vs. 1997                                1997 vs. 1996
                                     ---------------------------------------     ----------------------------------------
                                       Changes due to Increases (Decreases)        Changes due to Increases (Decreases)
                                     ---------------------------------------     ----------------------------------------
(in thousands)                                               Rate/                                       Rate/
Interest Income                         Volume      Rate     Volume   Total          Volume    Rate      Volume    Total
                                     ---------------------------------------     ----------------------------------------
  Loans receivable                      $1,116        95        13    1,224          $1,882     181         54     2,117
  Investment securities                   (156)      (14)       13     (157)             48       9          4        61
  Mortgage backed securities              (775)       77       (66)    (764)           (141)    (13)         2      (152)
  Other interest earning assets           (354)        4        (2)    (352)            346      11         10       367
                                     ---------------------------------------     ----------------------------------------
Total interest earning assets             (169)      162       (42)     (49)          2,135     188         70     2,393

Interest expense
  Deposits                                 101      (390)       (8)    (297)            (69)    127         (2)       56
  Borrowings                               301       (11)       (5)     285             706      (1)       (31)      674
                                     ---------------------------------------     ----------------------------------------
Total interest bearing liabilities         402      (401)      (13)     (12)            637     126        (33)      730

                                     ---------------------------------------     ----------------------------------------
Change in net interest income           $ (571)      563       (29)     (37)         $1,498      62        103     1,663
                                     =======================================     ========================================

NON-INTEREST INCOME

Non-interest income consists of service charges and fees on deposit accounts and net gains or losses from the sale of mortgage loans and securities. Increased mortgage banking activity boosted gains on loan sales to $431,000 in 1998 compared to $23,000 in 1997 primarily as a result of the favorable interest rate environment that existed in 1998. Service charges and fees increased 12.6% to $151,000 in 1998 compared to $134,000 in 1997. The number of checking accounts have increased 19.8% during 1998 as a result of continued emphasis on the expansion of transaction accounts. Service charges and fees increased 74% to $134,000 during 1997. As part of the balance sheet realignment in 1997, the loss on security sales of $532,000 resulted in a $507,000 decrease from 1996 in non-interest income.

NON-INTEREST EXPENSE

Non-interest expense increased $261,000, or 8.9%, in fiscal 1998 primarily due to a $209,000 increase in compensation and benefits. Increased staffing and merit raises increased wages $154,000 for the year ended December 31, 1998. Depreciation on equipment and software purchased late in 1997 relating to the data processing conversion and the building expansion in 1998 increased $50,000 as occupancy costs increased $68,000 over fiscal year 1997. Data processing decreased $66,000 in 1998 as a result of the deconversion costs in 1997. Other expense increased $59,000 primarily due to technology enhancements. Management believes this investment in technology will allow for efficient and effective delivery of products and services to its customers. The main office location opened its two lane drive-through and ATM in February 1998 which has provided greater convenience for customers. The Bank also completed construction for additional office space at the main office to accommodate current and future increases in staffing. This expansion in 1998 was a $1 million investment for continued growth of Westwood Homestead.

Non-interest expense increased $342,000, or 13.2%, in fiscal 1997 primarily as a result of expenses related to the stock benefit plans totaling $662,000. Due to the special SAIF assessment paid in 1996, FDIC insurance premiums decreased $674,000 in 1997. Because of higher capital levels at December 31, 1996, franchise tax increased $252,000, or 130%, over 1996. The Bank's commitment to enhance its technology was reinforced as the core transaction processing was converted to Fiserv Inc in the fall of 1997. As a result, approximately $50,000 in one-time charges were recognized causing data processing costs to increase $68,000 in 1997.

ASSET LIABILITY MANAGEMENT

The Bank's objective in its Asset/Liability management program is to manage liquidity and interest rate risk, so as to maximize net interest income and return on equity in a changing interest rate environment. The ALCO primarily utilizes "GAP" analysis to measure interest rate risk. A GAP is considered positive when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities. A GAP is considered negative when interest rate sensitive liabilities exceed interest rate sensitive assets. During a year of falling interest rates a negative one year GAP position would tend to increase income because there are more liabilities than assets adjusting down during the year, accordingly the decrease in the cost of liabilities exceeds the decrease in the yield on assets. Conversely, in a period of rising rates a negative GAP would tend to decrease income. Companies in a positive GAP position would face the opposite situation. There are limitations to GAP analysis, however, as rates on different assets and liabilities may not move to the same extent in any given time period. Competition may affect the ability of the Bank to change rates on a particular deposit or loan product.

The following table displays the distribution of the Company's interest earning assets and interest bearing liabilities maturing or repricing over various time periods as of December 31, 1998. The amount of assets and liabilities in each time period was determined by the contractual terms of the assets and liabilities. The table does not reflect prepayment of fixed rate loans or mortgage backed securities prior to maturity. Based upon experience, prepayments will tend to be slower during periods of rising rates and accelerate as rates fall. Any prepayments would decrease the negative one year GAP position. Transaction accounts are included in the zero to six month repricing category based on their contractual terms, although these accounts have not been sensitive to changes in market interest rates over the past several years.


(In thousands)                            0-6         6-12         1-3          3-5       Over 5                  Fair
                                        Months        Month       Years        Years       Years     Total       Value
                                    -----------------------------------------------------------------------------------
1-4 Residential fixed               $       207          89         259        2,126      49,598     52,279     52,279
1-4 Residential adjustable                4,662       3,438       6,916        3,387       7,859     26,262     26,262
Other fixed                                 323          --       1,184          873      17,439     19,819     19,819
Other adjustable                          6,410       2,172       7,533           --          --     16,115     16,115
Second mortgage                                                       9          202       3,437      3,648      3,648
Consumer                                    185          18         302          548          --      1,053      1,053
Securities                                1,143          --          77           71         211      1,502      1,502
Other investments                         5,457          --          --           --          --      5,457      5,457
                                    -----------------------------------------------------------------------------------
Total                               $    18,387       5,717      16,280        7,207      78,544    126,135    126,135
                                    -----------------------------------------------------------------------------------
Transaction accounts                $    21,973          --          --           --          --     21,973     21,973
Time deposits                            21,625      18,665      16,976        7,391         706     65,363     65,363
Borrowings                                5,000       1,000       7,350                    4,103     17,453     17,453
                                    -----------------------------------------------------------------------------------
Total                               $    48,598      19,665      24,326        7,391       4,809    104,789    104,789
                                    -----------------------------------------------------------------------------------
Interest sensitivity GAP            $   (30,211)    (13,948)     (8,046)        (184)     73,735
Cumulative GAP                          (30,211)    (44,159)    (52,205)     (52,389)     21,346
Ratio of interest earning assets
  to interest bearing liabilities         37.8%       29.1%       66.9%        97.5%     1633.3%
Ratio of cumulative
  GAP to total assets                    -23.3%      -34.0%      -40.2%       -40.3%       16.4%

Management also measures the Bank's interest rate risk by computing estimated changes in net interest income ("NII") and market value of portfolio equity ("MVPE") based on cash flows from assets and liabilities in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's net interest income and MVPE of sudden and sustained 1% to 4% increases and decreases in market interest rates. The following table presents the Bank's projected change in net interest income over a twelve month period and MVPE for various rate shock levels at December 31, 1998.

                                 MVPE                    NII
           Change              --------                --------
          in Rates             % Change                % Change
                               --------                --------
          +300 bps               -19.7%                   -2.7%
          +200 bps               -13.6%                   -1.8%
          +100 bps                -7.1%                   -0.9%
          -100 bps                 7.6%                    0.8%
          -200 bps                15.9%                    1.7%
          -300 bps                25.2%                    3.0%

NON-PERFORMING ASSETS

The Bank's non-performing assets at December 31, 1998 totaled $486,000 which were 90 days delinquent of which $167,000 has been placed on nonaccrual status. All these loans were secured by single family properties. Loans are placed on a non-accrual status when the loan is past due in excess of 90 days and collection of principal and interest is doubtful. Non-performing loans represented 0.41% of total loans and 0.37% of total assets. Real estate acquired by the Bank as a result of foreclosure is classified as real estate owned until such time as it is sold. Also the Bank had no impaired loans under SFAS 114/118.

PROVISION FOR LOAN LOSSES

The provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level considered appropriate by management to provide for probable loan losses, based on prior loss experience, volume and type of lending conducted by the Bank, industry standards, and past due loans in the Bank's loan portfolio. The Company's provision for loan losses was $41,000 in 1998 as compared to $101,000 in 1997. The allowance for loan losses at December 31, 1998 was $294,000 and represented .25% of total loans as compared to .23% at December 31, 1997. The bank charged-off $14,000 in consumer loans during 1998.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the measure of a company's ability to generate sufficient cash flow to meet present and future funding obligations. The Bank's sources of liquidity are customer deposits, repayments of loans, advances from the Federal Home Loan Bank, sale of loans in the secondary market, and maturities and sales of securities.

Firm commitments to grant loans at December 31, 1998 totaled $4.7 million, unused lines of credit equaled $4.1 million and unadvanced portion of construction loans equaled $1.8 million. The Bank believes that it has adequate resources of liquidity to fund such commitments.

The Bank is an FDIC insured institution subject to the FDIC regulatory capital requirements. The table below provides information with respect to the Bank's compliance with its regulatory capital requirements at December 31, 1998.

                                                       Percent of
     (In thousands )                     Amount      Average Assets
                                        -------      --------------
     Tangible Capital                   $23,535           18.56%
     Tangible capital requirement         1,902            1.50%
                                        -------           ------
        Excess                          $21,633           17.06%
                                        =======           ======

     Tier 1 Capital                     $23,535           18.56%
     Tier 1 Capital requirement           3,804            3.00%
                                        -------           ------
        Excess                          $19,731           15.56%
                                        =======           ======

     Risk-based Capital                 $23,828           31.32%
     Risk-based Capital Requirement       6,087            8.00%
                                        -------           ------
        Excess                          $17,741           23.32%
                                        =======           ======

IMPACT OF NEW ACCOUNTING STANDARDS

In June, 1998, the Financial Accounting Standards Board issued Statement of Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement standardizes the accounting for derivative instruments. Under this standard, entities are required to carry all derivative instruments in the balance sheet at fair value.

Westwood Homestead must adopt Statement 133 by January 1, 2000; however, early adoption is permitted. On adoption, the provisions of Statement 133 must be applied prospectively. Westwood Homestead has not determined when it will adopt Statement 133 nor has it determined the impact that Statement 133 will have on its consolidated financial statements. Management believes that such determination will not be meaningful until closer to the date of initial adoption.

In October 1998, the FASB issued SFAS No 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. This statement changes the way mortgage banking enterprises (and enterprises that conduct operations that are substantially similar to the primary operations of a mortgage banking enterprise) account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. This statement is effective for the first fiscal quarter beginning after December 15, 1998. Early adoption is permitted as of the issuance of the statement. The Company does not expect the implementation of the statement to have a material impact on the consolidated financial statements.

YEAR 2000 READINESS DISCLOSURE

The paragraphs of this section constitute a "Year 2000 Readiness Disclosure" as defined in the Year 2000 Information and Readiness Disclosure Act (Pub. L. No. 105-271). The Company faces risks associated with the Year 2000 date change similar to those faced by other financial institutions. Assessing, remediating, and testing information technology systems for Year 2000 compliance is a top priority for the Company. A Year 2000 plan has been approved by the Board of Directors which includes multiple phases, tasks to be completed, and target dates for completion. Issues addressed therein include awareness, assessment, renovation, validation, implementation, testing, and contingency planning.

The Company has assigned the Manager of Information Systems to oversee the Year 2000 project. The Company has completed its awareness, assessment and renovation phases and is actively involved in validating and implementing its plan. Most of the material data processing that could be affected by this problem is provided by the third party service bureau, Fiserv. Fiserv has represented to management that all of the core data processing code has been renovated to address the Year 2000 issue. At the present time, the Company is well into its testing phase and anticipates that this phase will be substantially completed by March 31, 1999.

The Company's vendors and suppliers have been contacted for written confirmation of their product readiness for Year 2000 compliance. Negative or deficient responses are analyzed and periodically reviewed to prescribe timely actions within the Company's contingency planning. The Company's main service provider has completed testing of its mission critical application software and item processing software; the test results, which have been documented and validated, indicate the software to be Year 2000 compliant. The Company has authorized the acceptance of proxy testing by selected data exchange service providers. Federal Financial Institution Examination Council ("FFIEC") guidance on testing Year 2000 compliance of service providers states that proxy tests are acceptable compliance tests. In proxy testing, the service provider tests with a representative sample of financial institutions that use a particular service, with the results of such testing shared with all similarly situated clients of the service providers. since the proxy tests have been conducted with financial institutions that are similar in type and complexity to its own, using the same version of the Year 2000 ready software and the same hardware and operating systems. The test results, which have been documented and validated indicate the data exchange software and item processing activities to be Year 2000 compliant.

The Company also recognizes the importance of determining that its borrowers are facing the Year 2000 problem in a timely manner to avoid deterioration of the loan portfolio solely due to this issue. All material relationships have been identified and questionnaires are being completed to assess the inherent risks. The Company plans to work on a one-on-one basis with any borrower who has been identified as having high Year 2000 risk exposure.

Accordingly, management does not believe that the Company has incurred or will incur material costs associated with the Year 2000 issue since it routinely upgrades and purchases technologically advanced software and hardware on a continual basis. However, some reallocation of internal resources and will be required. There can be no assurances that all hardware and software that the Company will use will be Year 2000 compliant. Management cannot predict the amount of financial difficulties it may incur due to customers and vendors inability to perform according to their agreements with the Company or the effects that other third parties may cause as a result of this issue. Therefore, there can be no assurance that the failure or delay of others to address the issue or that the costs involved in such process will not have a material adverse effect on the Company's business, financial condition, and results of operations.

Based on testing results to date, the Company's mission critical systems have been deemed to be Year 2000 compliant. Therefore, the Company's contingency plan will focus on business continuity issues affected by service outages not related to Year 2000. With regards to non-mission critical systems, the Company's contingency plans are to replace those systems that test as being noncompliant. Alternatively, some systems could be handled manually on an interim basis. It is anticipated that the Company's deposit customers will have increased demands for cash in the latter part of 1999 and correspondingly the Company will maintain higher liquidity levels.

[KPMG LOGO]

     1600 PNC Center
     201 East Fifth Street
     Cincinnati, OH 45202



                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Westwood Homestead Financial Corporation:


We have audited the accompanying consolidated statements of financial condition of Westwood Homestead Financial Corporation and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westwood Homestead Financial Corporation and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.




                                               /s/ KPMG LLP


Cincinnati, Ohio
January 29, 1999

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                 Consolidated Statements of Financial Condition

                           December 31, 1998 and 1997


                                                 ASSETS                              1998               1997
                                                                                -------------      -------------
Cash and cash equivalents:
    Cash on hand and in banks                                                   $     693,767          1,253,797
    Interest-bearing deposits with banks                                            1,594,668          8,040,268
    Federal funds sold                                                              2,721,415          1,074,214
                                                                                -------------      -------------

               Total cash and cash equivalents                                      5,009,850         10,368,279
                                                                                -------------      -------------

Securities available for sale (amortized cost of $1,000,000
    at December 31, 1997) (note 3)                                                         --            999,690
Mortgage-backed securities available for sale (amortized cost of $1,509,510
    at December 31, 1998 and $2,108,201 at December 31, 1997) (note 4)              1,529,042          2,150,618
Loans held for sale                                                                   288,159                 --
Loans receivable (net of allowance for loan losses of $293,685 at
    December 31, 1998; $266,263 at December 31, 1997) (notes 5 and 10)            118,637,922        117,648,013
Stock in the Federal Home Loan bank of Cincinnati, at cost (notes 6 and 10)         1,141,400          1,023,800
Accrued interest receivable (note 7)                                                  717,818            712,797
Premises and equipment, at cost, less accumulated depreciation (note 8)             2,176,233          1,082,978
Income taxes (note 11):
    Prepaid                                                                                --            177,416
Prepaid expenses and other assets                                                     370,367             95,190
                                                                                -------------      -------------

               Total assets                                                     $ 129,870,791        134,258,781
                                                                                =============      =============

                                  LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Deposits (note 9)                                                           $  87,335,911         88,234,007
    Federal Home Loan bank of Cincinnati advances (note 10)                        17,453,551         14,764,818
    Advances from borrowers for taxes and insurance                                   789,478            865,808
    Accrued expenses and other liabilities                                            133,823             85,461
    Deferred tax liability (note 11)                                                  181,518            162,975
                                                                                -------------      -------------

               Total liabilities                                                  105,894,281        104,113,069

Commitments and contingencies (note 13)

Stockholders' equity (note 2):
    Common stock, $.01 par value; $15,000,000 shares authorized;
      2,843,375 shares issued and outstanding in 1998 and 1997                         28,434             28,434
    Additional paid-in capital                                                     18,811,404         18,789,500
    Retained income--substantially restricted (note 11)                            15,514,498         14,962,966
    Treasury stock, 514,557 shares at cost                                         (6,647,447)                --
    Accumulated other comprehensive income                                             12,047             26,957
    Employee stock ownership plan (note 12)                                        (2,419,063)        (2,686,661)
    Management recognition plan (note 12)                                          (1,323,363)          (975,484)
                                                                                -------------      -------------

               Total stockholders' equity                                          23,976,510         30,145,712
                                                                                -------------      -------------

               Total liabilities and stockholders' equity                       $ 129,870,791        134,258,781
                                                                                =============      =============


See accompanying notes to consolidated financial statements.

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                      Consolidated Statements of Operations

                  Years ended December 31, 1998, 1997, and 1996


                                                              1998            1997             1996
                                                           -----------     -----------      -----------
Interest income:
    Loans receivable                                       $ 9,703,591       8,479,730        6,362,235
    Mortgage-backed securities                                 126,833         891,733        1,043,999
    Interest-bearing deposits with banks, investment
      securities, and other                                    388,576         897,310          469,372
                                                           -----------     -----------      -----------

               Total interest income                        10,219,000      10,268,773        7,875,606
                                                           -----------     -----------      -----------

Interest expense:
    Deposits (note 9)                                        4,564,524       4,861,496        4,804,846
    Borrowings                                                 987,426         702,834           29,587
                                                           -----------     -----------      -----------

               Total interest expense                        5,551,950       5,564,330        4,834,433
                                                           -----------     -----------      -----------

               Net interest income                           4,667,050       4,704,443        3,041,173

Provision for loan losses (note 5)                              41,460         100,750           63,804
                                                           -----------     -----------      -----------

Net interest income after provision for loan losses          4,625,590       4,603,693        2,977,369
                                                           -----------     -----------      -----------

Non-interest income (loss):
    Service charges and other fees                             151,136         134,258           76,767
    Gains on loan sales                                        431,368          23,020           50,363
    Gain (loss) on sales of securities (notes 3 and 4)              --        (532,371)           4,458
                                                           -----------     -----------      -----------

               Total non-interest income (loss)                582,504        (375,093)         131,588
                                                           -----------     -----------      -----------

Non-interest expenses:
    Compensation and benefits (note 12)                      1,792,387       1,583,341          998,446
    Occupancy costs                                            250,922         182,519          150,020
    Franchise tax                                              454,388         444,555          192,913
    Federal deposit insurance premiums (note 13)                51,843          50,828          724,531
    Data processing                                             85,994         152,454           83,528
    Legal, accounting, and examination fees                    155,923         191,253          142,413
    Consulting fees                                             41,784          37,260           51,798
    Advertising                                                 48,481          37,546           47,913
    Other                                                      305,585         246,798          193,332
                                                           -----------     -----------      -----------

               Total non-interest expenses                   3,187,307       2,926,554        2,584,894
                                                           -----------     -----------      -----------

               Income before income tax expense              2,020,787       1,302,046          524,063

Income tax expense (note 11)                                   687,000         419,000          165,000
                                                           -----------     -----------      -----------

               Net income                                  $ 1,333,787         883,046          359,063
                                                           ===========     ===========      ===========

Earnings per share--basic and diluted (note 1)             $       .58             .34              .16
                                                           ===========     ===========      ===========


See accompanying notes to consolidated financial statements.

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                 Consolidated Statements of Comprehensive Income

                  Years ended December 31, 1998, 1997, and 1996

                                                                                           1998             1997             1996
                                                                                       -----------      -----------     ------------
Net Income                                                                             $ 1,333,787          883,046         359,063

Other comprehensive income (loss):
    Unrealized holding gain (loss) on available for sale securities arising during
      the period, net of tax of $(7,675), $35,487, and $(32,187), respectively             (14,910)          68,886         (63,370)
    Reclassification adjustment for prior period unrealized (gain) loss recognized during current period, net of tax of $181,006 and $(1,516)
      in 1997 and 1996, respectively                                                            --          351,364          (2,942)
                                                                                       -----------      -----------     -----------

           Other comprehensive income (loss)                                               (14,910)         420,250         (66,312)
                                                                                       -----------      -----------     -----------

Comprehensive income                                                                   $ 1,318,877        1,303,296         292,751
                                                                                       ===========      ===========     ===========

See accompanying notes to consolidated financial statements.

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

           Consolidated Statements of Changes in Stockholders' Equity

                  Years ended December 31, 1998, 1997, and 1996



                                                                                                                         UNALLOCATED
                                                                                                           ACCUMULATED      COMMON
                                                                               ADDITIONAL                     OTHER         STOCK
                                                                    COMMON      PAID-IN       RETAINED    COMPREHENSIVE    HELD BY
                                                                     STOCK      CAPITAL        INCOME     INCOME (LOSS)      ESOP
                                                                   ---------   ----------    -----------  -------------  -----------
Balances at December 31, 1995                                      $     --            --     14,517,003    (326,981)            --

    Net income                                                           --            --        359,063          --             --
    Other comprehensive loss                                             --            --             --     (66,312)            --
    Net proceeds from 2,843,375 shares of common stock issued in
      stock conversion (note 2)                                      28,434    27,702,272             --          --             --
    Purchase of 227,470 shares of common stock by employee stock
      ownership plan (note 12)                                           --            --             --          --     (2,360,001)
    Amortization of employee stock ownership plan (note 12)              --         7,325             --          --        121,615
                                                                   --------    ----------     ----------    --------     ----------

Balances at December 31, 1996                                        28,434    27,709,597     14,876,066    (393,293)    (2,238,386)

    Net income                                                           --            --        883,046          --             --
    Other comprehensive income                                           --            --             --     420,250             --
    Dividends on common stock at $.28 per share                          --            --       (796,146)         --             --
    Return of capital distribution at $3.50 per share                    --    (9,196,587)            --          --       (755,225)
    Purchase of 76,200 shares by management recognition plan             --       248,806             --          --             --
    Amortization of management recognition plan                          --            --             --          --             --
    Amortization of employee stock ownership plan                        --        27,684             --          --        306,950
                                                                   --------    ----------     ----------    --------     ----------

Balances at December 31, 1997                                        28,434    18,789,500     14,962,966      26,957     (2,686,661)

    Net income                                                           --            --      1,333,787          --             --
    Other comprehensive loss                                             --            --             --     (14,910)            --
    Dividends on common stock at $.38 per share                          --            --       (782,255)         --             --
    Purchase of 37,537 shares by management recognition plan             --            --             --          --             --
    Amortization of management recognition plan                          --            --             --          --             --
    Amortization of employee stock ownership plan                        --        21,904             --          --        267,598
    Purchase of 514,557 shares of common stock                           --            --             --          --             --
                                                                   --------    ----------     ----------    --------     ----------

Balances at December 31, 1998                                      $ 28,434    18,811,404     15,514,498      12,047     (2,419,063)
                                                                   ========    ==========     ==========    -=======     ==========


                                                                       UNEARNED
                                                                        COMMON
                                                                       STOCK HELD      TREASURY
                                                                         BY MRP         STOCK          TOTAL
                                                                       ----------     ----------    -----------
Balances at December 31, 1995                                                  --             --     14,190,022

    Net income                                                                 --             --        359,063
    Other comprehensive loss                                                   --             --        (66,312)
    Net proceeds from 2,843,375 shares of common stock issued in
      stock conversion (note 2)                                                --             --     27,730,706
    Purchase of 227,470 shares of common stock by employee stock
      ownership plan (note 12)                                                 --             --     (2,360,001)
    Amortization of employee stock ownership plan (note 12)                    --             --        128,940
                                                                       ----------     ----------     ----------

Balances at December 31, 1996                                                  --             --     39,982,418

    Net income                                                                 --             --        883,046
    Other comprehensive income                                                 --             --        420,250
    Dividends on common stock at $.28 per share                                --             --       (796,146)
    Return of capital distribution at $3.50 per share                          --             --     (9,951,812)
    Purchase of 76,200 shares by management recognition plan           (1,300,162)            --     (1,051,356)
    Amortization of management recognition plan                           324,678             --        324,678
    Amortization of employee stock ownership plan                              --             --        334,634
                                                                       ----------     ----------     ----------

Balances at December 31, 1997                                            (975,484)            --     30,145,712

    Net income                                                                 --             --      1,333,787
    Other comprehensive loss                                                   --             --        (14,910)
    Dividends on common stock at $.38 per share                                --             --       (782,255)
    Purchase of 37,537 shares by management recognition plan             (607,621)            --       (607,621)
    Amortization of management recognition plan                           259,742             --        259,742
    Amortization of employee stock ownership plan                              --             --        289,502
    Purchase of 514,557 shares of common stock                                 --     (6,647,447)    (6,647,447)
                                                                       ----------     ----------     ----------

Balances at December 31, 1998                                          (1,323,363)    (6,647,447)    23,976,510
                                                                       ==========     ==========     ==========


See accompanying notes to consolidated financial statements.

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1998, 1997, and 1996



                                                                           1998              1997              1996
                                                                       ------------      -----------        ----------
Cash flows from operating activities:
    Net income                                                         $  1,333,787           883,046           359,063
    Adjustments to reconcile net income to net cash provided
       by (used in) operating activities:
          Net amortization of premiums and discounts on investment
            and mortgage-backed securities                                    9,983           (21,527)          (14,119)
          Depreciation of premises and equipment                            178,252           122,762            81,863
          Federal Home Loan Bank of Cincinnati stock dividend               (77,500)          (70,200)          (63,700)
          Employee stock ownership plan amortization                        289,502           334,632           128,940
          Management recognition plan amortization                          259,742           324,678                --
          Deferred income tax expense                                        18,543            72,958            96,717
          Accretion of net loan fees deferred                                37,942            71,715            (9,471)
          Provision for loan losses                                          41,460           100,750            63,804
          (Gain) loss on sales of securities                                     --           532,371            (4,458)
          Gain on loan sales                                               (431,368)          (23,020)          (50,363)
          Net loans originated held for sale                            (22,097,684)         (677,493)       (1,063,186)
          Proceeds from sale of loans held for sale                      22,240,893           824,107         2,283,283
          Change in:
            Accrued interest receivable                                      (5,021)         (123,673)          (81,410)
            Prepaid expenses and other assets                              (275,177)           19,019           (14,469)
            Accrued expenses and other liabilities                           48,362           (39,411)           65,039
            Income taxes                                                    185,081           (93,468)           91,542
                                                                       ------------      ------------      ------------

                       Net cash provided by operating activities          1,756,797         2,237,246         1,869,075
                                                                       ------------      ------------      ------------

Cash flows from investing activities:
    Proceeds from maturing securities available for sale                  1,000,000         1,000,000         1,000,000
    Purchase of securities available for sale                                    --                --        (3,937,700)
    Proceeds from sales of securities available for sale                         --         2,002,690                --
    Proceeds from sales of mortgage-backed securities available
       for sale                                                                  --        12,103,218         1,667,340
    Principal payments on mortgage-backed securities                        588,708           873,228           558,848
    Net increase in loans receivable                                     (1,069,310)      (32,891,317)      (11,334,609)
    Additions to premises and equipment                                  (1,271,507)         (598,401)          (98,331)
    Purchase of Federal Home Loan Bank of Cincinnati stock                  (40,100)               --                --
                                                                       ------------      ------------      ------------

                       Net cash used in investing activities               (792,209)      (17,510,582)      (12,144,452)
                                                                       ------------      ------------      ------------


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                Consolidated Statements of Cash Flows, Continued



                                                                                    1998              1997              1996
                                                                               ------------      ------------      ------------
Cash flows from financing activities:
    Net increase (decrease) in deposits                                        $   (898,096)        9,151,229        (2,665,283)
    Proceeds from stock conversion, net of conversion costs                              --                --        27,730,706
    Dividends and return of capital on common stock                                (782,255)      (10,747,958)               --
    Purchase of common stock by ESOP                                                     --                --        (2,360,001)
    Purchase of common stock by MRP                                                (607,622)       (1,051,356)               --
    Short-term advances (repayments) from the Federal Home Loan
       Bank of Cincinnati, net                                                   (3,000,000)        7,000,000                --
    Long-term advances from the Federal Home Loan Bank
       of Cincinnati                                                              5,700,000         7,650,000                --
    Repayments on long-term advances from the Federal Home Loan
       Bank of Cincinnati                                                           (11,267)          (12,640)          (11,146)
    Net increase (decrease) in advances from borrowers for taxes
       and insurance                                                                (76,330)          231,951           132,366
    Purchase of treasury shares                                                  (6,647,447)               --                --
                                                                               ------------      ------------      ------------

                       Net cash provided by (used in) financing activities       (6,323,017)       12,221,226        22,826,642
                                                                               ------------      ------------      ------------

                       Net increase (decrease) in cash and cash
                           equivalents                                           (5,358,429)       (3,052,110)       12,551,265

Beginning cash and cash equivalents                                              10,368,279        13,420,389           869,124
                                                                               ------------      ------------      ------------

Ending cash and cash equivalents                                               $  5,009,850        10,368,279        13,420,389
                                                                               ============      ============      ============


See accompanying notes to consolidated financial statements.

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996




(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. A description of the more significant accounting policies follows:

        (a)   BASIS OF PRESENTATION

              The accompanying consolidated financial statements include the accounts of Westwood Homestead Financial Corporation (the "Company") and its wholly owned subsidiary, The Westwood Homestead Savings Bank (the "Bank"). The Company, an Indiana corporation, was organized to act as the holding company of the Bank. All intercompany accounts and transactions have been eliminated.

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

        (b)   SEGMENT INFORMATION

              The Bank's primary business activities include attracting deposits from the general public and originating one-to-four family residential property loans and also multi-family, nonresidential and construction real estate loans in its market area. The Bank also makes construction and consumer loans. Operations are managed and financial performance is evaluated at the bank level. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

        (c)   CASH AND CASH EQUIVALENTS

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

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996


        (d)   SECURITIES AND MORTGAGE-BACKED SECURITIES

              The Company classifies their debt and equity securities into one of three categories: held to maturity, available for sale or trading. Securities held to maturity are limited to debt securities that the Company has the positive intent and the ability to hold to maturity. These securities are reported at amortized cost. Securities held for trading are limited to debt and equity securities that are held principally with the intention of recognizing short-term profits; these securities are reported at fair value, and unrealized gains and losses are reflected in earnings. Securities held as available for sale consist of all other securities; these securities are reported at fair value, and unrealized gains and losses are not reflected in earnings but are reflected as a separate component of stockholders' equity, net of income taxes. The Company has no investments classified as trading securities.

              Premiums and discounts are amortized using the level-yield method over the period to maturity.

              Gains and losses on the sale of securities and mortgage-backed securities are determined using the specific identification method.

        (e)   LOANS RECEIVABLE

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

              Provisions for losses on loans are estimated periodically and are charged to operations based on management's evaluation of the loan portfolio. The allowance for probable loan losses is based on a periodic analysis of the loan portfolio and reflects an amount, which in management's judgment is appropriate to provide for probable loan losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors such as the Company's loan growth, prior loss experience, present and potential risks of the loan portfolio and current economic conditions. Loans are charged off against the allowance for probable loan losses when the collectibility of loan principal is unlikely. Recoveries of loans previously charged off are credited to the allowance.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996



              Management believes that the allowance for loan losses is appropriate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on unanticipated changes in economic conditions, particularly in the Greater Cincinnati region. In addition, the FDIC and State of Ohio Division of Financial Institutions as an integral part of their examination process, periodically review the Company's allowance for losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

              Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in income using the level-yield method over the contractual lives of the loans. Unamortized net fees are credited to income when loans pay off prior to scheduled maturity. Accretion of net loan fees on non-accrual loans is suspended.

              The Company considers the expected loss of interest income on impaired loans when calculating loan loss reserves, and specified impaired loans are measured based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or at the fair value of the collateral if the loan is collateral dependent.

              The Company recognizes as separate assets the rights to service mortgage loans for others, however those servicing rights are acquired. The Company also makes an assessment of capitalized mortgage servicing rights for impairment to be based on the current value of those rights. During 1998, approximately $261,000 of servicing rights were capitalized. The carrying value of mortgage servicing rights approximated $244,000 and $30,000 at December 31, 1998 and 1997, respectively. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income over the estimated life of the servicing portfolio. The estimated fair value of capitalized mortgage servicing rights was approximately $251,000 and $35,000 at December 31, 1998 and 1997, respectively. Quoted market prices are used, when available, as the basis of measuring the fair value of servicing rights.

              The carrying amount of the servicing rights is measured for impairment each quarter. The servicing portfolio is first stratified by original terms of the loans, and then by interest rates within the original terms of the loans for measuring impairment. If the carrying value of an individual stratum exceeds its fair value, a valuation allowance would be established. No valuation allowance was recorded at December 31, 1998 and 1997, as the carrying values of the various stratifications were less than their respective fair values.

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

              Loans that are on nonaccrual status are also considered to be impaired, including interest that would accrue until the loan is repaid. Interest income on impaired loans is recognized using the cash basis method. Cash interest received is recognized as interest income or applied to loan principal if collection is in doubt. Interest income recognized based on cash payments is limited to the amount of interest income that would


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996

              have accrued at the loan's contractual rate applied to the recorded loan balance. The Company did not have any material impaired loans during 1998, 1997 or 1996.

        (f)   PREMISES AND EQUIPMENT

              Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. Estimated lives are 10 to 34 years for buildings and improvements, and 3 to 5 years for furniture, fixtures, and equipment.

        (g)   INCOME TAXES

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

        (h)   STOCK OPTION PLAN

              The Company accounts for its stock option plan in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. APB Opinion No. 25 provides for compensation expense to be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

        (i)   EARNINGS PER SHARE

              The Company calculates earnings per share in accordance with SFAS No. 128, Earnings per Share. SFAS No. 128 requires the dual presentation of basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed similar to basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive common shares had been issued, net of assumed repurchases under the treasury stock method. EPS is not applicable for periods prior to the completion of the Bank's stock conversion on September 27, 1996. EPS for 1996 has been computed based upon net income per share for the postconversion period from October 1, 1996 to December 31, 1996.


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996


              The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for income from continuing operations:

                                                 FOR THE YEAR ENDED DECEMBER 31, 1998
                                                ---------------------------------------
                                                  INCOME         SHARES       PER-SHARE
                                                (NUMERATOR)   (DENOMINATOR)     AMOUNT
                                                -----------   -------------   ---------
              BASIC EPS                          $1,333,787     2,302,807          .58

              EFFECT OF DILUTIVE SECURITIES:
                Options                                  --         4,703
                                                 ----------    ----------

              DILUTED EPS
              Income available to
                common stockholders              $1,333,787     2,307,510          .58
                                                 ==========     =========          ===

                                                 FOR THE YEAR ENDED DECEMBER 31, 1998
                                                ---------------------------------------
                                                  INCOME         SHARES       PER-SHARE
                                                (NUMERATOR)   (DENOMINATOR)     AMOUNT
                                                -----------   -------------   ---------
              BASIC EPS                          $  883,046     2,604,969          .34

              EFFECT OF DILUTIVE SECURITIES:
                Options                                  --         9,276
                                                 ----------     ---------

              DILUTED EPS
              Income available to
                common stockholders              $  883,046     2,614,245          .34
                                                 ==========     =========          ===


        (j)   COMPREHENSIVE INCOME

              On January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the Company, this includes net income and unrealized gains and losses on available for sale investment securities. This Statement requires comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements. The implementation of SFAS No. 130 did not have a material impact on the Company's consolidated financial statements.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996


        (k)   RECLASSIFICATIONS

              Certain prior year amounts have been reclassified to conform with the current year presentation.

        (l)   USE OF ESTIMATES

              Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2)     CONVERSION TO STOCK FORM OF OWNERSHIP

        On January 11, 1996, the Board of Directors adopted a Plan of Conversion to convert from mutual to stock form. On September 27, 1996, the Bank completed its Conversion and was simultaneously acquired by the Company. On the date of the Conversion, the Company issued 2,843,375 shares of common stock $0.01 par value, at $10 per share. Net proceeds from the Conversion totaled $27,730,706. In accordance with the Plan of Conversion, the Company retained approximately $13,865,353 of the net proceeds and used the remaining proceeds to purchase all of the outstanding stock of the Bank. Costs related to the Conversion of $703,444 were charged against the Company's proceeds from the sale of stock.

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

        Current regulations allow the Bank to pay dividends on its stock if its regulatory capital would not thereby be reduced below the amount then required of the aforementioned liquidation account or applicable regulatory capital requirements or if such dividend would not otherwise violate regulatory requirements. At December 31, 1998, the Bank could make capital distributions of approximately $9,000,000 without prior regulatory approval.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996


(3)     SECURITIES AVAILABLE FOR SALE

        The following summarizes the amortized cost, gross unrealized gains, gross unrealized losses and market value of securities available for sale, which are comprised entirely of United States Government agency obligations:

                                                       GROSS         GROSS
                                        AMORTIZED   UNREALIZED     UNREALIZED         MARKET
                                          COST         GAINS         LOSSES           VALUE
                                          ----         -----         -----            -----
              December 31, 1998      $           --     --              --                 --
                                     ==============     ==            ====            =======

              December 31, 1997      $    1,000,000     --            (310)           999,690
                                     ==============     ==            ====            =======


        During 1997, the Company received aggregate proceeds of $2,002,690 from the sale of securities available for sale, which resulted in $2,690 of gross realized gains.

        During 1996, a security available for sale was called at par value. The Company received aggregate proceeds of $1,000,000, which resulted in no realized gain or loss.

(4)     MORTGAGE-BACKED SECURITIES

        The amortized cost and estimated market value of mortgage-backed securities available for sale are summarized as follows:

                                                                   DECEMBER 31, 1998
                                     -------------------------------------------------------------------------
                                      PRINCIPAL      UNAMORTIZED       UNEARNED       AMORTIZED       MARKET
                                       BALANCE        PREMIUMS         DISCOUNTS        COST           VALUE
                                     ----------      -----------       ---------      ---------      ---------
              GNMA certificates      $  257,492           5,121            (419)        262,194        280,222
              FHLMC certificates        729,152          13,547              --         742,699        735,244
              FNMA certificates         498,570           6,417            (370)        504,617        513,576
                                     ----------      ----------         --------      ---------      ---------

                                     $1,485,214          25,085            (789)      1,509,510      1,529,042
                                     ==========      ==========         ========      =========      =========

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996




                                                                          DECEMBER 31, 1997
                                           ---------------------------------------------------------------------------------
                                             PRINCIPAL        UNAMORTIZED      UNEARNED        AMORTIZED         MARKET
                                              BALANCE          PREMIUMS        DISCOUNTS         COST             VALUE
                                           --------------   ---------------  --------------  --------------   --------------
             GNMA certificates             $    348,647          5,809           (546)            353,910          377,430
             FHLMC certificates               1,083,663         21,121            (58)          1,104,726        1,119,632
             FNMA certificates                  641,612          8,491           (538)            649,565          653,556
                                           --------------   ---------------  --------------  --------------   --------------

                                           $  2,073,922         35,421         (1,142)          2,108,201        2,150,618
                                           ==============   ===============  ==============  ==============   ==============


        The amortized cost, gross unrealized gains, gross unrealized losses and estimated market value of mortgage-backed securities available for sale are as follows:

                                                                          DECEMBER 31, 1998
                                                    ---------------------------------------------------------------
                                                                         GROSS            GROSS
                                                      AMORTIZED        UNREALIZED      UNREALIZED        MARKET
                                                        COST             GAINS           LOSSES           VALUE
                                                    --------------   ---------------  --------------   ------------
             GNMA certificates                      $    262,194          18,028              --           280,222
             FHLMC certificates                          742,699           1,225          (8,680)          735,244
             FNMA certificates                           504,617           8,959              --           513,576
                                                    --------------   ---------------  --------------   ------------

                                                    $  1,509,510          28,212          (8,680)        1,529,042
                                                    ==============   ===============  ==============   ============

                                                                          DECEMBER 31, 1997
                                                    ---------------------------------------------------------------
                                                                         GROSS            GROSS
                                                      AMORTIZED        UNREALIZED      UNREALIZED        MARKET
                                                        COST             GAINS           LOSSES           VALUE
                                                    --------------   ---------------  --------------   ------------
             GNMA certificates                      $    353,910          23,520              --           377,430
             FHLMC certificates                        1,104,726          16,770          (1,864)        1,119,632
             FNMA certificates                           649,565           6,631          (2,640)          653,556
                                                    --------------   ---------------  --------------   ------------

                                                    $  2,108,201          46,921          (4,504)        2,150,618
                                                    ==============   ===============  ==============   ============


        Estimated market values for mortgage-backed securities are based on published market or security dealers' estimated prices.


                                                                     (Continued)

'

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996



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

                                                                   DECEMBER 31, 1998
                                                             ------------------------------
                                                               AMORTIZED         MARKET
                                                                 COST            VALUE
                                                             --------------   -------------
             Due within one year or less                     $         237             237
             Due after one year through five years                 146,972         150,538
             Due after five years through ten years                 85,855          89,376
             Due after ten years                                 1,276,446       1,288,891
                                                             --------------   -------------
                                                             $   1,509,510       1,529,042
                                                             ==============   =============


(5)     LOANS RECEIVABLE, NET

        Loans receivable are summarized as follows:

                                                                      DECEMBER 31,
                                                             --------------------------------
                                                                  1998             1997
                                                             ---------------   --------------
             Real estate loans:
                 One-to-four family residential              $   75,427,619        87,233,765
                 Multi-family residential                        19,169,687        14,794,457
                 Construction                                     4,220,783         4,709,315
                 Other residential and non-residential           20,771,992        11,683,227
             Consumer loans                                       1,053,479           441,366
             Commercial loans (non-mortgage)                        299,649           217,428
                                                             ---------------   --------------

                                                                120,943,209       119,079,558
                                                             ---------------   --------------
             Less:
                 Loans in process                                 1,766,339           957,961
                 Deferred loan fees, net                            245,263           207,321
                 Allowance for loan losses                          293,685           266,263
                                                             ---------------   --------------

                               Total                         $  118,637,922       117,648,013
                                                             ===============   ==============

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996



        Activity in the allowance for loan losses is summarized as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                 ----------------------------------------
                                                    1998           1997          1996
                                                 ------------   -----------   -----------
             Balance, beginning of year          $  266,263        165,513       101,709
             Provision for loan losses               41,460        100,750        63,804
             Loan charge-offs                        14,038             --            --
             Recoveries                                  --             --            --
                                                 ----------     ----------    ----------
             Balance, end of year                $  293,685        266,263       165,513
                                                 ==========     ==========    ==========


        The Company serviced loans of approximately $18.8 million and $3.1 million at December 31, 1998 and 1997, respectively.

        The Company had $166,858 in nonaccrual loans as of December 31, 1998. The Company had no nonaccrual loans as of December 31, 1997, and 1996.

        Most of the Company's loan activity is with customers located within Hamilton County, Ohio and contiguous counties.

(6)     INVESTMENTS REQUIRED BY LAW

        A minimum of 1% of net home mortgage loans (mortgage loans and contracts secured by residential property less loans in process on residential property) is required to be maintained in Federal Home Loan Bank of Cincinnati (FHLB) common stock. This minimum requirement was $1,082,000 at December 31, 1998.

(7)     ACCRUED INTEREST RECEIVABLE

        Accrued interest receivable is summarized as follows:

                                                                  DECEMBER 31,
                                                             ---------------------
                                                               1998         1997
                                                             ----------  ---------
             Mortgage loans                                  $ 647,219     649,986
             Investment securities and other                    56,531      42,271
             Mortgage-backed securities                         14,068      20,540
                                                             ---------   ---------
                                                             $ 717,818     712,797
                                                             =========   =========


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996



(8)     PREMISES AND EQUIPMENT

        Premises and equipment consist of the following:

                                                                     DECEMBER 31,
                                                             ----------------------------
                                                                 1998            1997
                                                             -------------    -----------
             Land                                            $   202,050           15,400
             Buildings and improvements                        1,791,682          673,540
             Furniture, fixtures, and equipment                1,112,518          848,001
             Construction in progress                                 --          297,803
                                                             -----------      -----------

                                                               3,106,250        1,834,744

             Accumulated depreciation                            930,017          751,766
                                                             -----------      -----------

                                                             $ 2,176,233        1,082,978
                                                             ===========      ===========

(9)     DEPOSITS

        Deposits are comprised of the following:


                                           DECEMBER 31, 1998                     DECEMBER 31, 1997
                                -------------------------------------  ----------------------------------
                                                            WEIGHTED                             WEIGHTED
                                                            AVERAGE                              AVERAGE
                                                            INTEREST                             INTEREST
                                   AMOUNT        PERCENT      RATE      AMOUNT        PERCENT      RATE
                                -------------   ----------  --------  ----------    -----------  --------
Savings accounts                $ 3,599,685         4.1%      1.98%    3,757,636         4.2%      2.00%
NOW accounts                      9,527,061        10.9       2.67     7,123,483         8.1       3.37
Money market deposit
   accounts                       8,846,478        10.1       3.64    10,242,860        11.6       3.74
Certificate accounts,
classified
   at date of issuance:
      6 months or less            9,487,118        10.9       5.09     6,325,975         7.2       5.71
      1 year                     19,145,332        21.9       5.39    16,670,939        18.9       5.99
      22 months                          --          --         --        74,370          .1       6.32
      2 years                    14,323,735        16.4       5.84    14,603,575        16.6       6.17
      33 months                      63,706          .1       6.06     1,706,995         1.9       6.57
      3 years                     4,311,105         4.9       5.98     3,732,962         4.2       6.25
      5 or more years            18,031,691        20.7       7.06    23,995,212        27.2       8.01
                                 ----------        ----       ----    ----------        ----       ----

          Total certificate
             accounts            65,362,687        74.9       5.95    67,110,028        76.1       6.75
                                 ----------        ----       ----    ----------        ----       ----

          Total deposits        $87,335,911       100.0%      5.19%   88,234,007       100.0%      5.93%
                                ===========       =====       ====    ==========       =====       ====


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996



        Deposits with balances greater than $100,000 at December 31, 1998 and 1997 approximate $15,956,116 and $15,460,195, respectively.

        Certificate accounts at December 31, 1998 are scheduled to mature as follows:

 In the year ending:
   December 31, 1999                            $  39,790,339
   December 31, 2000                               13,436,641
   December 31, 2001                                3,539,219
   December 31, 2002                                4,138,901
   After December 31, 2002                          4,457,587
                                                -------------
                                                $  65,362,687
                                                =============


        Interest expense on deposits is summarized as follows:

                                               YEARS ENDED DECEMBER 31,
                                       ------------------------------------------
                                          1998           1997           1996
                                       ------------   ------------  -------------
 Savings accounts                      $     70,401        74,708        115,555
 NOW accounts                               216,614       140,814         38,201
 Money market deposit
     accounts                               343,581       365,633        443,359
 Certificate accounts                     3,933,928     4,280,341      4,207,731
                                       ------------   ------------  -------------
         Total interest expense
           on deposits                 $  4,564,524     4,861,496      4,804,846
                                       ============   ============  =============


        Interest paid (including interest credited) on deposits and borrowings was approximately $4.6 million, $4.9 million, and $4.8 million for the years ended December 31, 1998, 1997, and 1996, respectively.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996



(10)    FEDERAL HOME LOAN BANK OF CINCINNATI ADVANCES

        Advances from the FHLB of Cincinnati are summarized as follows:

                                    WEIGHTED AVERAGE              DECEMBER 31,
                 MATURING IN        INTEREST RATE AT      -----------------------------
                 FISCAL YEAR        DECEMBER 31, 1998         1998             1997
              ------------------  ----------------------  -----------------------------
                    1998                                  $         --       7,000,000
                    1999                   5.60              6,000,000       2,000,000
                    2000                   5.85              4,650,000       2,650,000
                    2001                   5.76              2,700,000       1,000,000
                    2004                   8.17                103,551         114,818
                    2005                   6.06              2,000,000       2,000,000
                    2007                   6.95              2,000,000              --
                                                          ------------      -----------
                                                          $ 17,453,551      14,764,818
                                                          ============      ==========

        The advances maturing in November and December 2004 were obtained under the Mortgage Matched Advances Program. In addition to monthly interest and principal payments, the Company has the option of making one annual partial prepayment of principal on each advance without a prepayment fee. The prepayable amount is determined based on the level of mortgage prepayments.

        First mortgage loans and stock in the FHLB of Cincinnati are pledged as collateral to the FHLB in the amount of $26,180,371 at December 31, 1998.

 (11)   INCOME TAXES

        Total income tax provision was allocated as follows:

                                                                   YEARS ENDED DECEMBER 31,
                                                           ----------------------------------------
                                                              1998           1997           1996
                                                           ------------  -------------   ----------
             Statements of operations                      $  687,000        419,000       165,000
             Stockholders' equity:
                Unrealized gains (losses) on
                   securities available for sale               (7,675)       216,493       (33,703)
                                                           ----------    -----------     ---------

                         Total income tax provision        $  679,325        635,493       131,297
                                                           ==========    ===========     =========



                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996




        Income tax expense from operations is summarized as follows:

                                     YEARS ENDED DECEMBER 31,
                               ------------------------------------
                                 1998         1997          1996
                               ----------   ----------   ----------
             Current           $ 668,457      346,042        68,283
             Deferred             18,543       72,958        96,717
                               ---------    ---------    ----------

                               $ 687,000      419,000       165,000
                               =========    =========    ==========


        Actual income tax expense for the years ended December 31, 1998, 1997, and 1996 differs from the "expected" amounts for those years computed by applying the statutory U.S. Federal corporate income tax rate of 34% to income before income tax expense as follows:

                                                          1998                      1997                       1996
                                                  ----------------------   ------------------------   -----------------------
                                                                 % OF                      % OF                      % OF
                                                                PRETAX                    PRETAX                    PRETAX
                                                   AMOUNT       INCOME       AMOUNT       INCOME       AMOUNT       INCOME
                                                  ----------   ---------   -----------   ----------   ----------   ----------
             Computed "expected" tax expense      $ 687,068      34.0%     $ 442,696       34.0%      $ 178,181        34.0%
             Increase (decrease) in income
                 taxes resulting in:
                   Graduated tax rates                   --         --            --          --         (1,949)        (.4)
                   ESOP compensation                 (9,446)      (.5)       (15,869)      (1.2)             --          --
                   Other                              9,378        .5         (7,827)       (.6)        (11,232)       (2.1)
                                                  ---------    -------     ---------     ------       ---------    --------
                                                  $ 687,000      34.0%     $ 419,000       32.2%      $ 165,000        31.5%
                                                  =========    ======      =========     ======       =========    ========


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996




        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                             DECEMBER 31,
                                                                      -------------------------
                                                                         1998           1997
                                                                      ------------   ----------
             Deferred tax assets:
                 Loan loss reserves                                   $    99,853        90,529
                 Accrued expenses, principally due to
                    differences in benefit accruals                       149,819       129,786
                 Deferred loan fees                                       109,838       164,758
                 Premises and equipment, principally due
                    to differences in depreciation                         11,295        20,326
                 Other                                                     57,422            --
                                                                      -----------    ----------

                         Total gross deferred tax assets                  428,227       405,399

                 Less-valuation allowance                                      --            --
                                                                      -----------    ----------

                         Total net deferred tax assets                    428,227       405,399
                                                                      -----------    ----------

             Deferred tax liabilities:
                 Unrealized gain on securities                              6,641        14,316
                 Federal Home Loan Bank stock dividends                   187,373       161,023
                 Deferred loan costs                                      415,731       393,035
                                                                      -----------    ----------

                         Total gross deferred tax liability               609,745       568,374
                                                                      -----------    ----------

                         Net deferred tax liability                   $  (181,518)     (162,975)
                                                                      ===========    ==========


        No valuation allowance for deferred tax assets was recorded as of December 31, 1998 and 1997 as management believes that the amounts representing future deferred tax benefits will more likely than not be realized since the Company is expected to have sufficient taxable income of an appropriate character within the carryback and future periods as permitted by the tax law to allow for utilization of the future deductible amounts.


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996



        If the amounts which qualify as bad debt deductions for Federal income tax purposes are later used for purposes other than to absorb loan losses, they will be subject to Federal income tax at the then current corporate rate. Tax bad debt deductions that arose prior to 1988 will require recognition of deferred tax liabilities only if it becomes apparent that those temporary differences will reverse in the foreseeable future. Retained income at December 31, 1998 and 1997 includes approximately $2,440,000 of tax bad debt reserves for which no deferred Federal income tax liability has been recognized.

        Income taxes paid were approximately $575,200, $527,000, and $152,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

(12)    BENEFIT PLANS

        (a)   DIRECTORS' RETIREMENT PLAN

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

              On December 23, 1996, the stockholders of the Company approved the adoption of an amended Plan, effective January 1, 1995, and, upon approval of the reduced benefit, the Company recorded an $80,000 recovery of Plan expense. Net expense of this Plan was $19,000 for 1998 and $18,000 for 1997. There was one retiree from the Board of Directors receiving benefits under the Plan during the year ended December 31, 1998 and 1997 and no retirees from the Board of Directors receiving benefits under the original Plan during the year ended December 31, 1995. The Plan had corresponding net assets in a trust of approximately $414,000 and $580,000 at December 31, 1998 and 1997, respectively.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996





        (b)   EMPLOYEE STOCK OWNERSHIP PLAN

              Effective January 1996, the Company established the Employee Stock Ownership Plan ("ESOP") for the benefit of eligible employees. The Plan purchased 227,470 shares of the Company's stock at $10.375 per share in September 1996. In addition, from the proceeds of the return of capital distribution on unallocated ESOP shares, the Plan purchased 9,500 shares of the Company's stock at an average of price of $14.88 per share in December 1997. To be eligible, an employee must be 21 years of age and have completed at least one year of service. The ESOP is funded by contributions made by the Company or the Bank in cash or shares of common stock. Shares purchased are held in a suspense account for allocation among participants. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of their annual compensation. The purchase of the shares by the ESOP has been recorded in the consolidated financial statements through a charge to a contra equity account for the unallocated shares. The contra equity account is reduced as the shares are committed to be released to the participants. The Company records compensation expense as shares are committed to be released to directly compensate employees equal to the fair value of the shares committed. The difference between the fair value of the shares committed to be released and the cost of such shares are charged or credited to paid-in capital. Additionally, ESOP shares that have been committed to be released are considered outstanding for earnings per share computations. For the years ended December 31, 1998, 1997, and 1996, the Company released 21,432, 27,370, and
              11,692 shares to employees, respectively, with corresponding compensation expense of $275,000, $337,000 and $130,000, respectively. The remaining 214,326 unallocated shares had a fair value of approximately $2,036,000 at December 31, 1998.

        (c)   MANAGEMENT RECOGNITION PLAN

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

              During the years ended December 31, 1998 and 1997, the Company recognized $260,000 and $325,000, respectively, in compensation expense related to the MRP.


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996




        (d)   STOCK OPTION PLAN

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

              At December 31, 1998, there were 279,192 options outstanding under the Option Plan. The per share weighted-average fair value of stock options granted during 1998 and 1997 was $2.62 and $6.54, respectively. The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998 and 1997: expected dividend yield of 2% and 2.5%; expected volatility of 15% for both years; risk-free interest rate of 5.85% and 6.2% and an expected life of 10 years for both years (based on the terms of the grant), respectively.

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

                                                                                    1998              1997
                                                                                ------------      -----------
                      Net income                            As reported         $  1,333,787          883,046
                                                            Pro forma              1,121,232          682,942

                      Net income per common share           As reported                 .58              .34
                                                            Pro forma                   .49              .26

              Pro forma net income reflects options granted in 1998 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of four years.



                                                                    (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996





              Information regarding shares under option is as follows:

                                                        1998                             1997
                                            -----------------------------    -----------------------------
                                                            WEIGHTED-                         WEIGHTED-
                                                             AVERAGE           NUMBER          AVERAGE
                                            NUMBER OF        EXERCISE            OF           EXERCISE
                                              SHARES          PRICE            SHARES           PRICE
                                            -----------     ---------        ---------       ----------
Employees
Outstanding at beginning of year              127,881       $  14.01                --
Awarded                                        26,410          10.00           104,991           $ 17.06
Exercised                                          --                               --
Adjustment for return of capital
    distribution                                   --                           22,890
Expired                                            --                               --
                                            ----------                       ---------

Outstanding at end of year                    154,291       $  13.40           127,881           $ 14.01
                                            =========                        =========

Exercisable at end of year                     55,520       $  13.63            25,576           $ 14.01
                                            =========                        =========


Directors
Outstanding at beginning of year              103,901       $  14.01                --
Awarded                                        21,000          10.00            85,302           $ 17.06
Exercised                                          --                               --
Adjustment for return of capital
    distribution                                   --                           18,599
Expired                                            --                               --
                                            ----------                       ---------

Outstanding at end of year                    124,901       $  13.34           103,901           $ 14.01
                                            =========                        =========

Exercisable at end of year                     45,766       $  13.64            20,783           $ 14.01
                                            =========                        =========


              At December 31, 1998 and 1997, the weighted-average remaining contractual life of outstanding options was 8.85 and 9.75 years, respectively.

        (e)   SAVINGS PLAN

              The Company maintains a savings plan under Section 401(k) of =the Internal Revenue Code, covering substantially all full-time employees after one month of continuous employment. Contributions to the plan were approximately $0, $0 and $13,000 for the years ended December 31, 1998, 1997, and 1996, respectively.


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996



(13)    COMMITMENTS AND CONTINGENCIES

        (a)   OFF-BALANCE SHEET RISK

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

              A summary of financial instruments with off-balance sheet risk follows:

                                                                                             1998           1997
                                                                                          ------------   ------------
                  Financial instruments whose contract amounts represent credit risk:
                       Undisbursed construction loans in process                          $ 1,766,339        957,961
                       Undisbursed lines of credit on home equity loans                     4,142,837      3,672,280
                       Loan commitments:
                          Adjustable (6.375% to 8.125% and 6.50% to 8.50%
                            at December 31, 1998 and 1997, respectively)                    1,261,720      1,378,920
                          Fixed (6.625% to 13.25% and 7.13% to 13.99%
                            at December 31, 1998 and 1997, respectively)                    3,430,155      1,810,300
                                                                                          ===========      =========


              Market risk arises from fixed rate loan commitments. A rise in interest rates prior to closing will cause a decrease in the fair value of fixed rate loan commitments.

        (b)   CONTINGENCIES

              The Company can be involved in various claims and legal actions arising in the ordinary course of business. At December 31, 1998, there are no such legal matters that are expected to have a material adverse effect on the Company's financial condition or results of operations.


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996



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

        (c)   CONCENTRATION OF CREDIT RISK

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

        (a)   CASH EQUIVALENTS

              The carrying amount of cash equivalents is a reasonable estimate of fair value.

        (b)   SECURITIES

              Estimated market values for securities are based on published market or securities dealers' estimated prices.

        (c)   LOAN RECEIVABLES

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

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996



        (d)   DEPOSIT LIABILITIES

              The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

        (e)   FHLB ADVANCES

              The fair value of FHLB advances is estimated by discounting the future cash flows of each advance at rates currently offered to the Company for similar advances of comparable maturities by the FHLB.

              The estimated fair values of the Company's financial instruments are as follows:

                                                             DECEMBER 31, 1998               DECEMBER 31, 1997
                                                       -----------------------------   ------------------------------
                                                         CARRYING          FAIR          CARRYING           FAIR
                                                          AMOUNT           VALUE          AMOUNT            VALUE
                                                       -------------   -------------   -------------    -------------
                                                        (thousands)     (thousands)     (thousands)      (thousands)
         Financial assets:
           Cash and cash equivalents                   $     5,009           5,009          10,368           10,368
           Securities                                           --              --           1,000            1,000
           Mortgage-backed securities                        1,529           1,603           2,151            2,151
           Loans held for sale                                 288             288              --               --

           Loans receivable:
             1-4 family adjustable rate mortgages           26,262          26,587          29,807           29,456
             Other adjustable                               15,815          15,855          15,812           15,394
             1-4 family fixed rate mortgages                52,279          52,551          56,707           57,255
             Other fixed                                    19,819          20,028          12,764           12,476
             Second mortgages                                3,648           4,191           2,373            2,678
             Consumer loans                                  1,054           1,056             441              449
             Commercial                                        300             305             217              217
             Less:  Allowance for loan losses                 (294)           (294)           (266)            (266)
                    Deferred loan fees                        (245)           (245)           (207)            (207)
                                                       -----------      ----------      ----------      -----------

                           Net loans                   $   118,638         120,034         117,648          117,452
                                                       ===========      ==========      ==========      ===========


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996

                                                             DECEMBER 31, 1998               DECEMBER 31, 1997
                                                       -----------------------------   ------------------------------
                                                         CARRYING          FAIR          CARRYING           FAIR
                                                          AMOUNT           VALUE          AMOUNT            VALUE
                                                       -------------   -------------   -------------    -------------
                                                        (thousands)     (thousands)     (thousands)      (thousands)
         Financial liabilities:
           Deposits:
             Certificate accounts                      $    65,363          66,435          67,110           67,958
             Money market deposit accounts                   8,846           8,846          10,243           10,243
             Savings accounts                                3,600           3,600           3,758            3,758
             Now accounts                                    9,527           7,606           7,123            7,123
                                                       -----------      ----------      ----------      -----------

                           Total deposits              $    87,336          86,487          88,234           89,082
                                                       ===========      ==========      ==========      ===========

           FHLB advances                               $    17,454          18,076          14,765           14,419
                                                       ===========      ==========      ==========      ===========


(15)    REGULATORY MATTERS

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

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tangible, Tier I/Core and Risk-based capital (as defined in the regulations). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

        As of December 31, 1998 and 1997, notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Tangible, Tier I/Core, Risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996



        The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                     TO BE WELL CAPITALIZED
                                                                          FOR CAPITAL                UNDER PROMPT CORRECTIVE
                                              ACTUAL                   ADEQUACY PURPOSES                ACTION PROVISIONS
                                     -------------------------    ----------------------------     ----------------------------
                                        AMOUNT       RATIO           AMOUNT           RATIO           AMOUNT          RATIO
                                     ------------- -----------    --------------    ----------     -------------   ------------
       As of December 31, 1998:
           Tangible Capital          $ 23,534,815    18.56%        $ 1,901,790         1.50%        $ 6,339,300       5.00%
           Tier I/Core Capital         23,534,815    18.56%          3,803,580         3.00%          7,607,160       6.00%
           Risk-based Capital          23,828,500    31.32%          6,086,640         8.00%          7,608,300      10.00%

       As of December 31, 1997:
           Tangible Capital          $ 29,015,534    21.88%        $ 1,988,913         1.50%        $ 6,629,711       5.00%
           Tier I/Core Capital         29,015,534    21.88%          3,977,827         3.00%          7,955,653       6.00%
           Risk-based Capital          29,281,797    40.36%          5,803,760         8.00%          7,254,700      10.00%


(16)    PARENT COMPANY FINANCIAL STATEMENTS

        Condensed financial data for Westwood Homestead Financial Corporation (Parent company only) at December 31, 1998 and 1997 and for the years ended December 31, 1998 and 1997 are as follows:

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1998 AND 1997

                                                                                     1998              1997
                                                                                ---------------   ---------------
         Assets:
             Interest-bearing deposits with banks                               $     372,971            26,790
             Accrued interest receivable                                                1,339               164
             Investment in subsidiary                                              23,546,863        29,042,492
             Prepaid expenses                                                          55,337            24,910
             Due from subsidiary                                                           --         1,051,356
                                                                                -------------     -------------

                    Total assets                                                $  23,976,510        30,145,712
                                                                                =============     =============

         Liabilities and stockholders' equity:
             Stockholder's equity                                                  23,976,510        30,145,712
                                                                                -------------     -------------

                    Total liabilities and stockholders' equity                  $  23,976,510        30,145,712
                                                                                =============     =============


                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996





                         CONDENSED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                     1998              1997
                                                                                -------------     -------------
         Interest-bearing deposits with banks                                   $      40,896           575,745
         Non-interest expenses                                                        122,997           160,003
                                                                                -------------     -------------

                    Income (loss) before income taxes and
                         equity in earnings of subsidiary                             (82,101)          415,742

         Income tax expense (benefit)                                                 (28,000)          141,000
                                                                                -------------     -------------

                    Income (loss) before equity in earnings
                         of subsidiary                                                (54,101)          274,742

         Equity in undistributed earnings of subsidiary                             1,387,888           608,304
                                                                                -------------     -------------

                         Net income                                             $   1,333,787           883,046
                                                                                =============     =============

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996



                       CONDENSED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                     1998              1997
                                                                                -------------     --------------
         Cash flows from operating activities:
              Net income                                                        $   1,333,787            883,046
         Adjustments to reconcile net income to net cash
              provided by (used in) operating activities:
                 Increase in accrued interest receivable                               (1,175)              (164)
                 Equity in earnings of subsidiary                                  (1,387,888)          (608,304)
                 Increase in prepaid expenses                                         (30,427)           (23,511)
                 (Increase) decrease in due from subsidiary                         1,051,356         (1,051,356)
                 Decrease in accrued expenses                                              --            (37,700)
                                                                                -------------     --------------

                        Net cash provided by (used in) operating
                           activities                                                 965,653           (837,989)
                                                                                -------------     --------------

         Cash flows from investing activities -
              Capital distribution from subsidiary                                  6,900,000                 --
                                                                                -------------     --------------

                        Net cash provided by investing activities                   6,900,000                 --
                                                                                -------------     --------------

         Cash flows from financing activities:
              Purchase treasury stock                                              (6,647,447)                --
              Payment of quarterly dividend                                          (872,025)                --
              Payment of return of capital and cash dividends                              --        (10,747,957)
                                                                                -------------     ---------------

                        Net cash used in financing activities                      (7,519,472)       (10,747,957)
                                                                                -------------     --------------

         Net increase (decrease) in cash and cash equivalents                         346,181        (11,585,946)

         Cash and cash equivalents at beginning of year                                26,790         11,612,736
                                                                                -------------     --------------

         Cash and cash equivalents at end of year                               $     372,971             26,790
                                                                                =============     ==============

                                                                     (Continued)

             WESTWOOD HOMESTEAD FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997, and 1996




(17)    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The following is a summary of the quarterly results of operations for the years ended December 31, 1998 and 1997 (in thousands, except per share amounts):

                                                                         THREE MONTHS ENDED
                                                ---------------------------------------------------------------------
                                                  DECEMBER 31,       SEPTEMBER 30,        JUNE 30,       MARCH 31,
                                                      1998                1998              1998            1998
                                                -----------------   -----------------   --------------  -------------
        Total interest income                   $      2,525               2,527            2,520           2,647
        Total interest expense                         1,388               1,379            1,384           1,400
        Net interest income                            1,137               1,148            1,136           1,247
        Provision for loan losses                          6                  22                3              10
        Non-interest income                              101                  76              330              75
        Non-interest expenses and
            provision for income taxes                   901                 922            1,046           1,006
        Net income (loss)                                331                 280              417             306
        Basic and diluted earnings per
            common share                                 .16                 .13              .18             .12

                                                                         THREE MONTHS ENDED
                                                ---------------------------------------------------------------------
                                                  DECEMBER 31,       SEPTEMBER 30,        JUNE 30,       MARCH 31,
                                                      1997                1997              1997            1997
                                                -----------------   -----------------   --------------  -------------
        Total interest income                   $      2,782               2,695            2,470           2,322
        Total interest expense                         1,537               1,496            1,339           1,193
        Net interest income                            1,245               1,199            1,131           1,129
        Provision for loan losses                         16                  31               36              18
        Non-interest income (loss)                      (481)                 43               33              29
        Non-interest expenses and
            provision for income taxes                   745               1,017              803             779
        Net income                                         3                 194              325             361
        Basic and diluted earnings per
            common share                                 .00                 .08              .12             .14


                                                                     (Continued)

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

  Gerald T. Mueller                                  Stanley B. Clinard
  Vice President                                     Assistant Vice President
  Director of Lending                                Manager Information Systems

  Catherine A. Armstrong                             Delmar C. Schiferl
  Assistant Vice President                           Assistant Vice President
  Loan Officer                                       Manager Consumer Lending

* Also officers of Westwood Homestead Financial Corporation



                                BANKING LOCATIONS
--------------------------------------------------------------------------------
      3002 Harrison Avenue                        1101 St. Gregory Street
      Cincinnati, Ohio 45211                      Cincinnati, Ohio 45202

                              CORPORATE INFORMATION
--------------------------------------------------------------------------------
CORPORATE OFFICE                                     LEGAL COUNSEL
   Westwood Homestead Financial Corp.                Ritter & Randolph
   3002 Harrison Avenue                              105 E. Fourth Street
   Cincinnati, OH  45211                             Cincinnati, OH 45202
   (513) 661-5735

                           SPECIAL COUNSEL
                           Housley Kantarian & Bronstein, P.C.
                           1220 19th Street, N.W., Suite 700
                           Washington, DC 20036

STOCK TRANSFER AGENT                              ANNUAL REPORT ON FORM 10-K

Inquiries regarding stock transfer,               A copy of the Company's annual report
registration, on lost certificates or             Form 10-K, filed with SEC is available without
changes in name and address should be             charge by writing:
directed to the stock transfer agent and
registrar by writing:

   Theresa Crawford                               John E. Essen CPA
   Stock Transfer Administrator                   Chief Financial Officer
   Firstar                                        Westwood Homestead Financial Corp.
   P.O. Box 1118                                  3002 Harrison Avenue
   Cincinnati, OH 45201-1118                      Cincinnati, OH 45211



                                  MARKET MAKERS
--------------------------------------------------------------------------------
   ABN AMRO Securities (USA) Inc            Sandler O'Neill & Partners, L.P.
   Keefe, Bruyette & Woods, Inc.            S. J. Wolfe & Co.
   Friedman Billings Ramsey & Co.

   As of February 3, 1999
--------------------------------------------------------------------------------
                                 ANNUAL MEETING

The Annual Meeting of Stockholders of Westwood Homestead Financial Corporation will be held on April 12, 1999, at 9:00 a.m., local time, at Westwood Homestead Savings Bank, 3002 Harrison Avenue, Cincinnati, Ohio. Stockholders are invited to attend.
--------------------------------------------------------------------------------